HILL

Hill International

2008 ANNUAL REPORT



CAJA
MADRID



Mission Statement

Hill International's mission is to be the very best professional services firm in the world helping our clients minimize the risks inherent in the construction process.

Corporate Summary

For more than three decades, public- and private-sector clients worldwide have selected Hill International (NYSE:HIL) as construction consultants on their most complex projects. Each of our clients has unique needs and goals, yet they choose Hill because they need experts who can prevent problems, minimize risks and eliminate surprises – they need a firm they can trust who will deliver results. Meeting our clients' diverse needs in managing construction risk and exceeding their highest expectations is our goal at Hill. We accomplish this objective by providing a broad range of project management and construction claims services that support our clients during every phase of a project, from planning and design, through procurement and construction, to start-up and operation. With 2,376 employees in 80 offices in 30 countries around the world, Hill has the experience and the expertise to help our clients deliver their projects on time, within budget and with the highest quality possible.

Worldwide Offices

Americas

Baltimore, MD
Bellevue, WA
Bensalem, PA
Boston, MA
Cancun, Mexico
Chicago, IL
Dallas, TX
Danbury, CT
Irvine, CA
Las Vegas, NV
Little Falls, NJ
Marlton, NJ
Miami, FL
New Orleans, LA
New York, NY
Orlando, FL
Philadelphia, PA
Phoenix, AZ
Portland, OR
Sacramento, CA
San Diego, CA
San Francisco, CA
Spokane, WA
Tampa, FL
Toronto, Canada
Vancouver, Canada
Washington, DC

Europe

Ankara, Turkey
Athens, Greece
Barcelona, Spain
Belgrade, Serbia
Birmingham, UK
Bristol, UK
Bucharest, Romania
Cardiff, Wales
Daresbury, UK
Dusseldorf, Germany
Edinburgh, Scotland
Exeter, UK
Gdynia, Poland
Glasgow, Scotland
Krakow, Poland
Leeds, UK
London, UK
Luxembourg
Madrid, Spain
Manchester, UK
Munich, Germany
Riga, Latvia
Rijeka, Croatia
Teesside, UK
Tbilisi, Georgia
Warsaw, Poland
Winchester, UK
Wroclaw, Poland

Middle East

Abu Dhabi, UAE
Ajman, UAE
Baghdad, Iraq
Doha, Qatar
Dubai, UAE
Jeddah, Saudi Arabia
Manama, Bahrain
Riyadh, Saudi Arabia
Sharq, Kuwait

North Africa

Cairo, Egypt
Tripoli, Libya

Asia/Pacific

Hong Kong, China
Kuala Lumpur, Malaysia
Shanghai, China
Singapore
Sydney, Australia

Cover photo: Gerens Hill International, S.A., a Hill subsidiary, is providing project management services in connection with the construction of Torre Caja Madrid (Caja Madrid Tower), the tallest skyscraper in Madrid, Spain with a height of 250 meters (820 feet).



Irv Richter and David Richter

To Our Fellow Stockholders:

It was the best of times, it was the worst of times. We borrow Charles Dickens' opening line from *A Tale of Two Cities* because it describes 2008 so well. Hill International ended last year with record performance on just about every metric we track: record revenues, record profits, record backlog, record shareholders' equity and a record number of employees. As summer drew to a close, Hill's stock achieved its all-time high trading price of $19.71 per share, up 39% from the beginning of the year.

We were not immune from the stock market collapse in the fall, however, and our stock ended the year at $7.04 per share, down 50% for the year and 64% off its high. While we remain confident in the ability of our company and its professionals to continue to excel, we are mindful of the new economic environment in which we are now competing.



We are working hard to ensure that Hill remains focused on delivering high-quality professional services to our clients while at the same time paying close attention to the financial details of our business to maximize our growth, profitability and financial stability in 2009 and beyond. We believe that the best of times still lay ahead for Hill International.

2008 Financial Results

Hill achieved total revenue of $380.5 million last year, an increase of 31% from 2007. Our consulting fee revenue grew even faster, to $333.9 million, an increase of 64% from the prior year. Our growth in consulting fees was comprised of 40% organic growth and 24% growth from acquisitions. The company earned an operating profit of $22.2 million, up 26% from the year before, and our net earnings were up 25%, to $17.7 million for the year.

Each of the above dollar amounts was an all-time record for Hill. Our growth in revenues was recognized once again by *The Zweig Letter*, which last year ranked Hill as No. 2 on their "Hot Firms 2008" list of the fastest-growing firms in the construction industry in the U.S. and Canada. We have now made that prestigious list in six of the past seven years.

"We...are focused on the right issues: maximizing our revenues, minimizing our costs, and continuing to exceed our clients' expectations in every way possible."

Our Project Management Group continued its outstanding growth in 2008, increasing total revenue by 39% to $289.9 million, consulting fees by 83% to $247.3 million, and operating profit by 54% to $38.1 million. The growth in consulting fees for the Projects Group was comprised of 48% organic growth, primarily from the Middle East and North Africa regions, and 35% growth from acquisitions.

Our Construction Claims Group produced strong growth last year as well, increasing total revenue by 11% to $90.5 million, consulting fees by 27% to $86.6 million, and operating profit by 15% to $9.5 million. The growth in consulting fees for the Claims Group was driven by organic growth of 25% plus 2% from acquisitions.

Acquisitions

A very important part of our growth strategy, and one of the major reasons that we went public in 2006, is acquisitions. We operate in two business segments that are highly fragmented with many smaller, regional competitors. We believe that through a strategy of acquiring and integrating the best of these firms, we can accelerate our growth significantly. In 2008, we made five acquisitions: John Shreeves Holdings Ltd., Gerens Management Group, S.A., Euromost Polska Sp. z o.o, PCI Group LLC and Chitester Management Systems, Inc.

Shreeves, acquired in January 2008, is a London-based firm with about 30 employees that provided project management and cost management services on private- and public-sector projects throughout the United Kingdom.

In February 2008, Hill acquired 60% of the outstanding capital stock of Gerens, a leading project management firm with operations in Western Europe and Latin America. Headquartered in Madrid with additional offices in Barcelona and Cancun, Mexico, the company, which had about 250 employees, has managed the construction of major projects in various sectors, including residential, commercial, healthcare, retail and leisure, infrastructure, and hotels and resorts.

We acquired Euromost, one of the leading project management firms in Poland, in May 2008. Euromost, which had about 130 employees, also had offices in Krakow, Wroclaw and Gdynia.

In July 2008, Hill acquired PCI, a firm that provided scheduling, construction claims, project management support, and software sales and support services throughout the western United States. PCI, which had about 40 employees, was based in Las Vegas and had additional offices throughout the Western United States.

Finally, in October 2008, we acquired Chitester, a firm that provided construction claims and dispute resolution services nationally. Chitester, which had 14 employees, was based in Tampa, Florida and had an additional office in Westmont, New Jersey.

The addition of these five firms significantly expanded our project management capabilities in Europe and our construction claims resources in the U.S.

Strong Growth in Backlog

In 2008, we had a tremendous amount of success from our business development efforts, with Hill being awarded work on some of the largest and highest-profile construction projects in the world. Many of these new projects have been profiled on subsequent pages of this Annual Report. As a result of these and other recent wins, we remain very optimistic concerning our future financial performance. Hill's total backlog grew to $667 million at the end of 2008, an increase of 60% from the end of 2007. Our 12-month backlog at the end of last year rose to $269 million, an increase of 37% from the end of the prior year. Our growth in backlog is a reflection of our successful focus on growing our client base and expanding into new geographic markets.

We began 2009 with several major new assignments, including such projects as the $458 million Gold Line Foothill Extension in Southern California, the new $400 million Graterford State Prison in Pennsylvania, the $350 million Flame Towers development in Azerbaijan, $250 million of water and wastewater infrastructure programs in Romania, and the new $80 million Brooklyn College Performing Arts Center in New York City, among others. Contrary to what some on Wall Street may believe, the world continues to build. We will therefore continue, as always, to make new business development one of Hill's highest priorities.

Launch of New Venture

In September 2008, we launched a new company, Hill International Real Estate Partners, LP ("HIREP"), to focus on providing real estate development services in the Northeastern United States. Hill can add value to HIREP based upon our construction expertise and HIREP can add value to Hill based upon its ability to generate a steady pipeline of new project opportunities and additional revenue streams for Hill beyond our two traditional service lines.

HIREP intends to fund projects using third-party equity capital, as we expect to make no major investments using Hill's capital. In fact, this year HIREP expects to raise its first equity fund for distressed and other opportunistic real estate investments.

The company's first project is grand in vision: the proposed 1,510-foot American Commerce Center which will be, upon completion, the tallest skyscraper in Philadelphia and one of the tallest in the world. We have confidence that Garrett Miller, HIREP's President and Chief Executive Officer, will transform this company's vision into reality.

Stock Repurchase Program

As our stock declined significantly in the fourth quarter of last year, our board of directors approved a $20 million stock repurchase program. We repurchased nearly 1.2 million shares of our stock in the fourth quarter as the price of the stock remained low, and continued to repurchase shares in the first quarter of 2009 as the price headed even lower. We expect that we will continue to repurchase our common stock so long as it remains undervalued relative to what we believe our company is worth. At the moment, we see no better investment we can make than in ourselves.

2009 and Beyond

Over the past five years, we have been one of the most successful firms in the global construction industry. During that time, we grew our consulting fees an average of 52% per year and we improved our net earnings from a loss of $400 thousand to a profit of $17.7 million. We nearly quintupled our employee base, as we attracted the best and the brightest professionals in the industry. We won award after award after award for excellence in managing our clients' construction projects. And we took Hill International from a private, family-owned firm to a public company listed on the New York Stock Exchange.

Yet we now face a much more challenging global economy than what we faced over the past five years. We believe, however, that we and the rest of our management team are focused on the right issues: maximizing our revenues, minimizing our costs, and continuing to exceed our clients' expectations in every way possible.

The stock market was clearly not kind to us during the fourth quarter of 2008. The price of our common stock declined during the year by 50% (versus declines of 38% for the S&P 500 and 35% for the Russell 2000). We know, however, that if we continue to perform successfully as a business that sooner or later the stock market will take notice and value our stock accordingly.

We thank you, especially during times like these, for your investment in our company and your trust and confidence in Hill's board of directors, management team and employees. We will continue to work hard in 2009 and beyond to reward that investment and to ensure that Hill International excels in its mission: to be the very best professional services firm in the world helping our clients minimize the risks inherent in the construction process.

Irvin E. Richter
Chairman and Chief Executive Officer

David L. Richter
President and Chief Operating Officer

PROJECT MANAGEMENT GROUP

Construction is one of the world's most difficult and challenging endeavors, and big projects carry big risks. Even one mistake in any of the thousands of different tasks on a project can mean big problems and result in serious schedule delays and cost overruns. With the financial stakes so high, it is critical that every step of the project be managed carefully. Hill International is one of the premier firms in the world helping our clients manage their projects more effectively. Whether the project is a high-speed rail line or a high-rise office building, we can provide our clients with a full spectrum of services, including program management, project management, construction management, development management, project management oversight, troubled project turnaround, staff augmentation, project labor agreement consulting, and estimating and cost management services. The following are just a few of the major construction projects and programs that Hill was selected to manage in 2008.



Thomas J. Spearing III
President
Project Management Group
(Americas)



Raouf S. Ghali
President
Project Management Group
(International)



American Commerce Center
Philadelphia, PA, USA

Hill is the developer and project manager for the American Commerce Center, a proposed 2.2-million-square-foot office and hotel tower located at 1800 Arch Street in Center City Philadelphia. Upon completion, the building will be the tallest skyscraper in Philadelphia, and one of the tallest in the world, with a height of approximately 1,510 feet.



District of Columbia DOES Headquarters Building
Washington, DC, USA

Hill is the construction manager for the new headquarters building for the District of Columbia's Department of Employment Services. The 229,000-square-foot, five-story structure has an estimated construction cost of $48 million.



Fritz Island Wastewater Treatment Plant
Reading, PA, USA

Hill is the project manager for the $250 million renovation and upgrade of the City of Reading's Fritz Island Wastewater Treatment Plant. The plant treats wastewater from the City and 13 other nearby municipalities with a combined population of more than 130,000 residents.

SmartCity Kochi
Kochi, India

Located in the southeastern Indian coastal city of Kochi, SmartCity Kochi will be a technology epicenter. The development, built on approximately 300 acres and developed as a Special Economic Zone, is expected to become one of India's largest business parks. Hill is the project manager for this massive development, the first phase of which is expected to cost $350 million.





Gateway Towers 3 to 8
Shams Abu Dhabi
Abu Dhabi, UAE

Hill is providing project management services during the $1.6 billion construction of six gateway towers that are part of Shams Abu Dhabi, one of the largest and most ambitious master plan developments in the world. Hill is also the overall program manager for the development.

Project Management Group



New York City Hall
New York, NY, USA

Hill is providing construction management services to the New York City Department of Design and Construction during the $80 million, three-year renovation of historic New York City Hall in Lower Manhattan. The renovations include exterior and roofing renovations, steps refinishing, new electrical, fire, AV and HVAC systems, elevator modernization, and complete renovation of all interior spaces.



National Library of Latvia
Riga, Latvia

The Republic of Latvia's Ministry of Culture selected Hill to provide design management services for the $135 million National Library of Latvia, the largest construction project undertaken by the country since winning its independence nearly two decades ago. The Library will be a 13-floor, 450,000-square-foot building constructed of glass, concrete, and steel, and will accommodate up to 6.5 million books and 1,000 reader stations.



Northern Quest Resort and Casino
Spokane, WA, USA

Hill is the program and construction manager for the Kalispel Indian Tribe's $215 million expansion of the Northern Quest Resort and Casino, located near Spokane. The project will create a world-class gaming and entertainment center, incorporating a casino, hotel, luxury spa and supporting amenities.



The Escape Development
Ajman, UAE

The Escape is an upscale equestrian and family activities residential community in Ajman and is Hill's first project in the Northern Emirates region of the UAE. Hill is the project manager on this $490 million project which covers an area of 8.3 million square feet.





Lilium Tower
Warsaw, Poland

The 74-story Lilium Tower is Warsaw's newest skyline addition encompassing a gross area of 130,000 square meters. Hill is the project manager of this progressively designed tower which will consist of luxury residential apartments and a hotel.



Museum of the City of New York
New York, NY, USA

Hill is providing construction management services to the New York City Department of Design and Construction during renovation of the Museum of the City of New York. The project includes the renovation of a slate tile roof, mechanical and electrical upgrades, a new building addition and extensive building renovations over a six-year period.

Construction Claims Group



Frederic Z. Samelian
President
Construction Claims Group

Even the most carefully planned construction project can encounter problems, including claims and other disputes. How those claims are handled, however, can be the difference between success and failure. Since our founding in 1976, Hill International has been a world leader in providing construction claims services to our clients (owners, contractors, subcontractors, architects, engineers, law firms, insurance and surety companies, and commercial and investment banks) on some of the largest and most complex projects in the world. Hill's approach to claims resolution is broad-based and relies on the participation of Hill's multi-disciplined staff of engineers, architects, project and construction managers, cost and damages experts, scheduling and delay experts, legal specialists, contract administrators, accountants and other specialists. Such a range of expertise is essential in analyzing the complex liability, causation and damage components of a claim. Hill's claims experts conduct detailed analyses of the claims, break them down event by event and issue by issue, to help facilitate evaluation and resolution. Hill's array of services includes claims analysis, litigation support, cost and damages assessment, delay and disruption analysis, expert witness testimony, lender advisory services, risk assessments, adjudication and the Project Neutral®. The following are just a few of the major consulting assignments that Hill was selected for in 2008.





Pointe-a-Pierre Refinery
Pointe-a-Pierre,
Republic of Trinidad and Tobago

The Pointe-a-Pierre refinery, located on the west coast of Trinidad on 2,000 acres of land, is the only refinery in the world to co-exist with a wildlife park. Hill is providing construction consulting services during the refinery's recent upgrade to produce larger volumes and a wider range of high-value petroleum products.

Molly Brown SFPU, Singapore

Hill is providing the owner and operator with contract administration advice for the conversion work of the 16,000-ton Molly Brown Semi-submersible Floating Production Unit in Singapore. Tasks include advice on contract strategy to minimize additional cost claims from the shipyard undertaking the conversion.



Lai Chai Kok Viaduct
Hong Kong, China

The Lai Chi Kok Viaduct is an elevated expressway forming part of a new transport linkage between Sha Tin and Tsing Yi Island. Hill is providing construction consulting services in connection with the project.



Minerva Project
Victoria, Australia

Hill provided expert witness services in relation to the dispute between a subcontractor and the main contractor on an offshore oil and gas facility in Victoria, Australia.


MARKS & SPENCER
馬莎

Marks & Spencer Retail Superstore
Newcastle, UK

Hill is providing construction consulting services on this $70 million retail superstore development in the United Kingdom.



Kauffman Center for the Performing Arts
Kansas City, MO, USA

Hill is providing construction consulting services on the $400 million Kauffman Center for the Performing Arts, a 285,000-square-foot facility with two state-of-the-art performance venues.



Ann & Robert H. Lurie Children's Hospital Building
Chicago, IL, USA

Children's Memorial Hospital in Chicago is Illinois' only freestanding hospital exclusively for children and ranked No. 1 for nearly every major pediatric specialty in Chicago. Hill is providing construction consulting services in connection with the construction of the new Ann & Robert H. Lurie Children's Hospital Building at the hospital.





Lou Ruvo Brain Institute
Las Vegas, NV, USA

The Lou Ruvo Brain Institute will be a national research center dedicated to finding cures for brain-related disorders. Hill is providing construction consulting services during construction of the Institute's new 67,000-square-foot facility designed by world-renowned architect Frank Gehry.

Fontainebleau Casino Resort
Las Vegas, NV, USA

Hill is providing construction consulting and scheduling services during construction of The Fontainebleau, a spectacular 63-story casino resort with over 3,800 rooms, suites, condo/hotel units and penthouses located on the Las Vegas Strip.


the cosmopolitan

Cosmopolitan Hotel
Las Vegas, NV, USA

The Cosmopolitan Resort and Casino will be a $1.8 billion, seven-million-square-foot mixed-use leisure development including a 100,000 square-feet casino and condo/hotel rooms of signature suites, luxury suites, executive suites, and bungalows totaling 3,000 rooms situated in two high-rise towers. Hill is providing construction consulting services to The Friedmutter Group, the designer of the project.

2008 Client Testimonials

The greatest foundation for the future success of a professional services firm is exceeding the expectations of its clients. Our high-quality and hard-working professionals performed time and time again for our clients last year. Here are just a few of the comments made by our clients regarding our performance on their behalf during 2008.

"You can take great pride in Hill's role in the completion of the U.S. Capitol Power Plant – West Refrigeration Plant Expansion. Its successful completion enables the Capitol Power Plant to support new facilities such as the Capitol Visitor Center and reliably supply efficient cooling for the entire campus."

Stephen T. Ayers, AIA
Acting Architect of the Capitol
Office of the Architect of the Capitol

"[We] are particularly impressed by the immediate response of the Hill team, the ready accessibility of senior Hill experts, and the rapid manner in which you and your Hill colleagues analyzed the available information, identified relevant issues, and proposed resolution options or strategies."

Peter J. Comodeca, Esq.
Partner
Calfee, Halter & Griswold LLP

"Hill was our Construction Manager for [the Bronx Zoo Lion House reconstruction] and was key in managing this project's execution. Hill's daily management approach, to control this project's progression with well-crafted solutions, was only part of their overall management approach to guide this project to proper completion."

David J. Burney, AIA
Commissioner
New York City Department of Design and Construction

"We have worked on many different projects together, and have found [Hill's professionals] to be responsive, professional, and diligent to the project task assigned. Hill has consistently provided a high level of service, and performs within budget and project schedule."

Nancy Raabe
Acting Deputy Aviation Director
City of Phoenix Aviation Department

"[If] the rest of the Hill organization is anything like the individuals [we worked with], you indeed have one of the finest companies in the world."

David J. Shaw, Esq.
Partner
Kirton & McConkie, P.C.

"Hill International [has] undertaken praiseworthy efforts in the completion and commissioning of the [Sheikh Zayed Bin Sultan Al Nahyan Grand Mosque]."

Eng. Juma Mubarek Al Junaibi
General Manager
Abu Dhabi Department of Municipal Affairs

"Your very responsive, thorough risk management audit, and associated recommendations, provided Weston with a complete and comprehensive risk mitigation strategy. This added significant value and was a vital component in our overall approach. It provided our team the assurance that our project plans and procedures [for the $110 million Temporary Pump Station Project in New Orleans] were properly developed and implemented on this extremely fast-paced project. Thanks for your outstanding support."

Pat McCann
President and CEO
Weston Solutions, Inc.

"With the guidance and oversight of [Hill] each section of our multi-phased project has been completed in a timely fashion. Their attention to detail, insistence on good workmanship, courtesy and respect contributed greatly to the success of this project. At the same time, Hill has ensured that the safety and welfare of our students and staff throughout this project were given utmost priority.

As I'm sure you well know, it is not unusual for any major construction project to encounter difficulties from time to time. Our project was no different. What we did find different and unusual, however, was the immediate, thorough and effective manner in which Hill responded to these difficulties. Hill was extremely successful 'in turning these lemons into lemonade!'

We are pleased all this work was accomplished while maintaining our projected schedule and prescribed budget. I recommend Hill International without hesitation."

Louise E. Donohue, Ed.D.
Superintendent of Schools
Parkland (PA) School District

FINANCIAL HIGHLIGHTS

The last several years have been a period of fast growth at Hill – growth in revenue, profitability, stockholders' equity, backlog and in many other metrics of our financial performance. It has also been a period of significant global expansion, as well as a time of major changes to the financial operations of the company as a result of becoming a publicly-traded company in 2006, our continued growth overseas, and the additional oversight requirements of the Sarbanes-Oxley Act. We are proud of our accomplishments over the past few years and we are excited by our potential for continued success in 2009 and beyond. The following are some highlights of our recent financial performance.



John Fanelli III
Senior Vice President and
Chief Financial Officer



Ronald F. Emma
Senior Vice President and
Chief Accounting Officer

FIVE-YEAR SELECTED INCOME STATEMENT DATA

For the Fiscal Years Ended:
(in thousands, except per share amounts)

	2008	2007	2006	2005	2004
Total revenue	$380,482	$290,323	$197,472	$112,229	$84,107
Consulting fee revenue	$333,882	$203,118	$129,987	$80,108	$63,039
Gross profit	$151,154	$96,294	$58,965	$36,832	$28,674
Selling, general and administrative expenses	$132,614	$80,903	$48,672	$31,861	$29,231
Equity in earnings of affiliates	($3,658)	($2,221)	($1,080)	($685)	($458)
Operating profit (loss)	$22,198	$17,612	$11,373	$5,656	($99)
Net earnings (loss)	$17,651	$14,144	$8,580	$3,142	($424)
Basic earnings (loss) per common share	$0.43	$0.53	$0.50	$0.27	($0.04)
Basic weighted average common shares outstanding	40,809	26,720	17,240	11,644	11,586
Diluted earnings (loss) per common share	$0.43	$0.45	$0.46	$0.23	($0.04)
Diluted weighted average common shares outstanding	41,148	31,387	18,849	13,894	11,586

FIVE-YEAR SELECTED BALANCE SHEET DATA

For the Fiscal Years Ended:
(in thousands)

	2008	2007	2006	2005	2004
Cash and cash equivalents	$20,430	$66,128	$11,219	$2,716	$802
Accounts receivable, net	$118,124	$83,151	$61,159	$27,623	$21,584
Current assets	$161,492	$162,428	$83,344	$33,351	$24,886
Total assets	$254,041	$207,199	$118,993	$40,723	$33,331
Current liabilities	$80,563	$59,648	$50,835	$31,707	$19,616
Total liabilities	$115,025	$78,569	$72,957	$34,564	$31,290
Stockholders' equity	$135,506	$128,371	$46,036	$6,159	$2,041

TOTAL REVENUE
in millions


$84.1
$112.2
$197.5
$290.3
$380.5
04
05
06
07
08

CONSULTING FEES
in millions


$63.0
$80.1
$130.0
$203.1
$333.9
04
05
06
07
08

OPERATING PROFIT
in millions


($0.1)
$5.7
$11.4
$17.6
$22.2
04
05
06
07
08

NET EARNINGS
in millions


($0.4)
$3.1
$8.6
$14.1
$17.7
04
05
06
07
08

STOCKHOLDERS' EQUITY
in millions
(at fiscal year-end)


$2.0
$6.2
$46.0
$128.4
$135.5
04
05
06
07
08

TOTAL BACKLOG
in millions
(as of 12/31)


$256
$281
$247
$416
$667
04
05
06
07
08

TOTAL EMPLOYEES
(as of 12/31)


521
768
1,426
1,567
2,376
04
05
06
07
08

CONSULTING FEES BY SERVICE GROUP



Project Management	74%
Construction Claims	26%

CONSULTING FEES BY GEOGRAPHIC REGION



Americas	24%
Europe	33%
Middle East	35%
North Africa	6%
Asia/Pacific	2%

CONSULTING FEES BY CLIENT TYPE



U.S. Federal Government	13%
U.S. State, Local and Regional Governments	10%
Foreign Governments	10%
Private Sector	67%

CONSULTING FEES BY PROJECT TYPE



Buildings	79%
Governmental	22%
Educational	19%
Commercial Office	12%
Residential	10%
Hotels & Resorts	10%
Other	6%

Non-Buildings	21%
Transportation	9%
Industrial & Process	2%
Environmental	2%
Other	8%

2008: The Year in Review


Hill International
HIL
LISTED
NYSE
FEBRUARY
22
FRIDAY
HIL
LISTED
NYSE

January

1. Hill begins the year with 1,567 employees.

4. Hill acquires John Shreeves Holdings Ltd., a London, UK-based project management and cost management firm.

Shreeves

February

19. Hill acquires majority control of Gerens Management Group, S.A., a project management firm headquartered in Madrid, Spain.

GERENS
MANAGEMENT GROUP

22. Hill moves its common stock listing to the New York Stock Exchange. Irv Richter and David Richter commemorate the move by ringing the NYSE's Opening Bell that morning.

March

19. Hill releases its full year 2007 financial results, setting revenue and profitability records for the company.

27. Joseph Linehan is named Hill's "2007 Project Manager of the Year" for his work managing the development of The Palm Jumeirah in Dubai, and David Brodie-Stedman is named Hill's "2007 Consultant of the Year" for his work at Dubai International Airport.

April

10. The National Capital Chapter of the Construction Management Association of America (CMAA) gives Hill a regional Project Achievement Award for the U.S. Capitol Power Plant, West Refrigeration Plant Expansion in Washington, DC.

CMAA

May

5. The Mid-Atlantic Chapter of the CMAA gives Hill three regional Project Achievement Awards for: the Comcast Center in Philadelphia, PA; the Wilbur Watts Intermediate School in Burlington, NJ; and the Westhampton Township Schools in Westhampton, NJ.

7. Irv Richter, Hill's Chairman and CEO, is honored as "Person of the Year" by the Eastern Pennsylvania Chapter of the ACE Mentor Program.

28. Hill acquires Euromost Polska Sp. z o.o, a project management firm based in Warsaw, Poland.

EUROMOST

June

9. Engineering News-Record magazine ranks Hill as the 11th largest construction management firm and the 9th largest program management firm in the U.S.

11. The Metro New York/New Jersey Chapter of the CMAA gives Hill a regional Project Achievement Award for the Reptile Wing at the Staten Island Zoo in Staten Island, NY.

27. Keith Pickavance, Senior Vice President in charge of Hill's Hong Kong office, is elected President of the Chartered Institute of Building.

30. Hill is added to the Russell 2000® Index, which includes the 1,001st through 3,000th largest publicly-traded companies in the U.S. ranked by market capitalization.

July

31. Hill acquires PCI Group, LLC, a scheduling and claims firm based in Las Vegas, NV.

PCI
GROUP

August

4. Hill is selected as project manager for the $350 million SmartCity Kochi in Kochi, India, the company's first project in that country.

September

22. The Comcast Center in Philadelphia, PA, is selected as the best office project and best overall project of the year by *Mid-Atlantic Construction* magazine. Hill was the project manager for the 58-story, 975-foot skyscraper.

24. Hill forms a new real estate development venture, Hill International Real Estate Partners, LP, and announces that its first project will be the American Commerce Center, a proposed 68-story, 1,510-foot skyscraper.

October

16. Michael Griffin, Senior Vice President in charge of Hill's Philadelphia office, is elected a member of the national Board of Directors of the CMAA.

16. The CMAA gives Hill a national Project Achievement Award for the U.S. Capitol Power Plant, West Refrigeration Plant Expansion in Washington, DC.

22. Hill acquires Chitester Management Systems, Inc., a claims consulting firm headquartered in Tampa, FL.

CHITESTER

29. Hill is ranked the 2nd fastest-growing firm in the U.S. and Canada among architecture, engineering and construction consulting firms, according to *The Zweig Letter.*

The Zweig Letter
HOTFIRM

November

11. Hill is named the "Construction Management Firm of the Year" by the Developers & Builders Alliance for outstanding performance and unparalleled leadership in the field of construction management.

December

31. Hill ends the year with a record 2,376 employees.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 001-33961

HILL INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware State or other jurisdiction of incorporation or organization	**20-0953973** (I.R.S. Employer Identification No.)
303 Lippincott Centre, Marlton, NJ (Address of principal executive offices)	**08053** (Zip Code)

Registrant's telephone number, including area code: (856) 810-6200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0001 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by a check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregated market value of shares of common stock held by non-affiliates based upon the closing sale price of the stock on the New York Stock Exchange on June 30, 2008 was approximately $349,395,000.

As of March 2, 2009, there were 39,965,098 shares of the Registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the Annual Meeting of Shareholders of Hill International, Inc. are incorporated by reference into Part III of this Form 10K.

HILL INTERNATIONAL, INC. AND SUBSIDIARIES

INDEX TO FORM 10-K

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-K may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("Reform Act"). We may also make forward-looking statements in other reports filed with the Securities and Exchange Commission, in materials delivered to stockholders and in press releases. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Although we believe that the expectations, estimates and assumptions reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. You can identify forward-looking statements by the use of terminology such as "may," "will," "anticipate," "believe," "estimate," "expect," "future," "intend," "plan," "could," "should," "potential" or "continue" or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact.

Those forward-looking statements may concern, among other things:

- the markets for our services
- projections of earnings, anticipated contractual obligations, capital expenditures, funding requirements or other financial items;
- statements concerning our plans, strategies and objectives for future operations; and
- statements regarding future economic conditions or performance.

Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in our forward-looking statements include:

- modifications and termination of construction management, project management and claims management contracts;
- control and operational issues pertaining to business activities that we conduct pursuant to joint ventures with other parties;
- difficulties we may incur in implementing our merger and acquisition strategy;
- the need to retain and recruit key technical and management personnel; and
- unexpected adjustments and cancellations related to our backlog.

Other factors that may affect our businesses, financial position or results of operations include:

- special risks of international operations, including uncertain political and economic environments, acts of terrorism or war, potential incompatibilities with foreign joint venture partners, foreign currency fluctuations, civil disturbances and labor issues; and
- special risks of contracts with governmental entities, including the failure of applicable governing authorities to take necessary actions to secure or maintain funding for particular projects with us, the unilateral termination of contracts by the government and reimbursement obligations to the government for funds previously received.

We assume no obligation to update or revise any forward-looking statements. In accordance with the Reform Act, Item 1A of this Report entitled "Risk Factors" contains cautionary statements that accompany those forward-looking statements. You should carefully review such cautionary statements as they identify certain important factors that could cause actual results to differ materially from those in the forward-looking statements and from historical trends. Those cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this Form 10-K, in our other filings with the Securities and Exchange Commission or in materials incorporated therein by reference.

Item 1. Business.

General

Arpeggio Acquisition Corporation ("Arpeggio") was incorporated in Delaware in 2004 as a specified purpose acquisition corporation. On June 28, 2006, Arpeggio merged with Hill International, Inc. ("Old Hill"), a Delaware corporation, and Arpeggio was the surviving entity of the merger. Old Hill was founded in 1976 by our current Chairman and Chief Executive Officer, Irvin E. Richter. Immediately following the merger, the stockholders of Old Hill owned approximately 63.6% of the total voting power of Arpeggio. The merger was accounted for as a reverse acquisition under U.S. generally accepted accounting principles pursuant to which Old Hill was considered to be the acquiring entity and Arpeggio was the acquired company for accounting purposes, accompanied by a recapitalization of Old Hill. Accordingly, the historical financial statements relate to the business of Old Hill and its consolidated subsidiaries. Following the merger, Arpeggio changed its name to "Hill International, Inc." In this report, the terms "Company," "we," "us," "our" or "Hill" refer to Hill International, Inc.

We provide fee-based project management and construction claims services to clients worldwide, but primarily in the United States, Europe, the Middle East, North Africa and Asia/Pacific. Our clients include the United States and other national governments and their agencies, state and local governments and their agencies and the private sector.

We are one of the leading firms in the world in both the project management and construction claims consulting businesses. We are a global company with approximately 2,400 employees operating out of over 80 offices in more than 30 countries.

In addition, we believe there are high barriers to entry for new competitors especially in the project management market. We compete for business based on reputation and past experience, including client requirements for substantial experience in similar projects and claims work. We have developed significant long-standing relationships which bring us repeat business and would be very difficult to replicate. We have an excellent reputation for developing and rewarding employees which allows us to attract and retain superior professionals.

Reporting Segments

We operate through two segments: the Project Management Group and the Construction Claims Group. Reimbursable expenses are reflected in equal amounts in both total revenue and total direct expenses. Because these revenues/costs are subject to significant fluctuation from year to year, we measure the performance of many of our key operating metrics as a percentage of consulting fee revenue ("CFR"), as we believe that this is a better and more consistent measure of operating performance than total revenue. Throughout this report we have used CFR as the denominator in many of our ratios. The following table sets forth the amount and percentage of our CFR from our operations in each reporting segment for each of the past three fiscal years:

Consulting Fee Revenue by Segment

	2008		2007		2006	
	$	%	$	%	$	%
			(in thousands)			
Project Management	**$247,326**	**74.1%**	$134,968	66.4%	$ 96,678	74.4%
Construction Claims	**86,556**	**25.9%**	68,150	33.6%	33,309	25.6%
Total	**$333,882**	**100.0%**	$203,118	100.0%	$129,987	100.0%

A description of the business of each segment follows:

Project Management

Our Project Management Group provides fee-based or "agency" construction management services to our clients leveraging our construction expertise to identify potential trouble, difficulties and sources of delay on a construction project before they develop into costly problems. Our services include program management, project management, construction management, project management oversight, troubled project turnaround, staff augmentation, estimating and cost management, project labor agreements and management consulting.

Our clients are typically billed a negotiated multiplier of the actual direct cost of each consultant assigned to a project and we are reimbursed for all out-of-pocket expenses. We believe our fee-based consulting has significant advantages over traditional general contractors. Specifically, because we do not assume project completion risk, our fee-based model eliminates many of the risks typically associated with construction projects.

As construction managers, we have managed all phases of the construction process on behalf of project owners and developers, from pre-design through completion. Specific activities that we undertake as part of these services include: planning, scheduling, estimating, budgeting, design review, constructability analyses, value engineering, regulatory compliance, development of project procedures, procurement, project reporting, expediting, inspection, quality assurance/quality control, safety oversight, contract administration, change order processing, claims management, and on-site management of contractors, subcontractors and suppliers.

In its June 9, 2008, issue, *Engineering News-Record* ranked us as the eleventh largest construction management firm and the ninth largest program management firm in the United States.

Construction Claims

Our Construction Claims Group advises clients in order to assist them in preventing or resolving claims and disputes based upon schedule delays, cost overruns and other problems on major construction projects worldwide.

We may be retained as a claims consultant at the onset of a project, during the course of a project or upon the completion of a project. We assist owners or contractors in adversarial situations as well as in situations where an amicable resolution is sought. Specific activities that we undertake as part of these services include claims preparation, analysis and review, litigation support, lender advisory services, cost/damages assessment, delay/disruption analysis, contract review and assessment, risk assessment, adjudication and expert witness testimony. Clients are typically billed based on an hourly rate for each consultant assigned to the project, and we are reimbursed for our out-of-pocket expenses. Our claims consulting clients include participants on all sides of a construction project, including owners, contractors, subcontractors, architects, engineers, attorneys, lenders and insurance companies.

Consulting Fee Revenue by Geographic Region

	2008		2007		2006	
	$	%	$	%	$	%
			(in thousands)			
Americas	**$ 79,199**	**23.7%**	$ 70,264	34.6%	$ 51,772	39.8%
Europe	**110,416**	**33.1%**	48,257	23.7%	23,107	17.8%
Middle East	**116,254**	**34.8%**	76,144	37.5%	52,838	40.6%
North Africa	**20,693**	**6.2%**	1,787	0.9%	—	—
Asia / Pacific	**7,320**	**2.2%**	6,666	3.3%	2,270	1.8%
Total	**$333,882**	**100.0%**	$203,118	100.0%	$129,987	100.0%

Growth Organically and Through Acquisition

Our business has expanded through organic growth and the acquisition of a number of project management and claims consulting businesses. Since 1998, we have completed 14 acquisitions.

We believe that our industry includes a number of small regional companies in a highly fragmented market. We believe that we have significant experience and expertise in identifying, negotiating, completing and integrating acquisitions and view the acquisition of these smaller competitors as a key part of our growth strategy.

Acquisitions

Chitester Management Systems, Inc.

On October 22, 2008, the Company acquired all of the outstanding common stock of Chitester Management Systems, Inc. ("Chitester"), a firm that provided construction claims and dispute resolution services nationally. Chitester, which had 14 employees, was based in Tampa, Florida and had an additional office in Westmont, New Jersey. Total consideration amounted to $1,300,000 consisting of a cash payment of $600,000 on the date of closing plus contingent consideration amounting to $700,000 payable in shares of the Company's common stock. The contingent consideration has been withheld for a period of not less than one year as a reserve against indemnification claims. On October 22, 2009, Hill will pay to the sellers the difference, if any, between $700,000 and the amount of any unresolved indemnification claims in shares of Hill common stock valued at the average closing price of the Company's common stock for the ten-day period which ended on October 17, 2008. When all such claims have been resolved, Hill will pay the balance, if any, between the unpaid contingent consideration balance and the amount of all resolved indemnification claims in shares of Hill common stock valued at the average closing price of the Company's common stock for the ten-day period which ended on October 17, 2008. The maximum number of shares issuable for the contingent consideration is 72,211 shares. These shares are not currently outstanding, however, they have been included in the computation of earnings per share for the year ended December 31, 2008. The Company has included the contingent consideration of $700,000 in other current liabilities in the consolidated balance sheet at December 31, 2008. The results of operations of Chitester are not material to the consolidated results of operations of the Company.

PCI Group, LLC

On July 31, 2008, Hill purchased PCI Group, LLC ("PCI"), a firm that provided scheduling, construction claims, project management support, and software sales and support services throughout the western United States. PCI, which had about 40 employees, was based in Las Vegas and had additional offices in Phoenix, Sacramento, Seattle and Dallas. The purchase price was $6,400,000 consisting of $4,100,000 in cash plus shares of the Company's common stock valued at $2,300,000. At closing, $4,100,000 in cash was paid to the sellers and 82,436 shares of the Company's common stock, representing $1,300,000 based on the closing price of the Company's common stock on July 28, 2008, were issued to the sellers. The remaining $1,000,000 is contingent consideration and is being withheld for a period of not less than one year as a reserve against indemnification claims. On July 31, 2009, Hill will pay to the sellers the difference, if any, between $1,000,000 and the amount of any unresolved indemnification claims in shares of Hill common stock valued at the closing price of such shares on July 28, 2008. When all such claims have been resolved, Hill will pay the balance, if any, between the unpaid contingent consideration balance and the amount of all resolved indemnification claims in shares of Hill common stock valued at the closing price of such shares on July 28, 2008. The maximum number of shares issuable for the contingent consideration is 63,412 shares. These shares are not currently outstanding, however, they have been included in the computation of earnings per share for the year ended December 31, 2008. The Company has included the contingent consideration of $1,000,000 in other current liabilities in the consolidated balance sheet at December 31, 2008.

The acquisition was accounted for under the purchase method of accounting and accordingly, the results of operations and cash flows of PCI have been included in the accompanying consolidated financial statements for the period subsequent to the acquisition date. At December 31, 2008, the total purchase price, including the contingent consideration of $1,000,000 and acquisition expenses of $121,000, was $6,521,000. The following table summarizes the allocation (which is preliminary and subject to change) of the purchase price based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$ (31)
Other current assets	1,080
Fixed assets	84
Acquired intangibles	2,948
Goodwill	4,204
Total assets acquired	8,285
Current liabilities assumed	(251)
Deferred taxes	(1,513)
Net assets acquired	$ 6,521

Euromost Polska Sp. z o.o

On May 27, 2008, Hill International S.A., the Company's wholly-owned subsidiary, acquired all of the outstanding capital stock of Euromost Polska Sp. z o.o ("Euromost"), a Warsaw-headquartered firm with about 130 employees, that provides project management and other construction consulting services throughout Poland. Euromost also has offices in Krakow, Wroclaw and Gdynia. The consideration paid by Hill International S.A. consisted of cash amounting to €10,850,000 ($16,861,000 at the exchange rate at the date of acquisition) and a non-interest bearing note amounting to €500,000 ($772,000) payable on June 17, 2009. The note is subject to reduction to satisfy any of the sellers' indemnification obligations. The sellers may receive additional consideration of up to €5,350,000 ($8,413,000) under an earn-out arrangement payable at the rate of €2,775,000 ($4,364,000) in 2009 and €2,575,000 ($4,049,000) in 2010 based on the earnings before interest and income taxes ("EBIT") of Euromost for the years ending December 31, 2008 and 2009, respectively. Both earn-outs decline by €4 for every €1 that EBIT is below the agreed targets. Based on Euromost's 2008 performance, Euromost achieved a 2008 earn-out payout of approximately €1,079,000 (approximately $1,526,000 based on the exchange rate at December 31, 2008) which will be paid to the sellers during the second quarter of 2009.

The acquisition was accounted for under the purchase method of accounting and accordingly, the results of operations and cash flows of Euromost have been included in the accompanying consolidated financial statements for periods subsequent to the acquisition date. At December 31, 2008, the total purchase price, including acquisition expenses of $712,000, was $18,345,000. The following table summarizes the allocation (which is preliminary and subject to change) of the purchase price based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$ 1,754
Other current assets	3,995
Fixed assets	188
Acquired intangibles	9,656
Goodwill	6,753
Total assets acquired	22,346
Current liabilities assumed	(2,166)
Deferred taxes	(1,835)
Net assets acquired	$18,345

Gerens Management Group, S.A.

On February 15, 2008, Hill International S.A. our wholly-owned subsidiary, acquired 60% of the outstanding capital stock of Gerens Management Group, S.A. ("Gerens"), a Spanish-headquartered firm that provides project management services on major construction projects throughout Spain as well as in Western Europe and Latin America. The consideration paid by Hill International S.A. was €10,800,000 ($15,981,000 at the exchange rate at the date of acquisition) in cash. The remaining minority stockholders of Gerens, who own 40% of the company, consist of Gerens' Managing Director as well as a group of major Spanish savings banks. Gerens, which had about 250 employees, changed its name to Gerens Hill International, S.A. immediately following the acquisition.

Gerens is headquartered in Madrid and has additional offices in Barcelona and Cancun, Mexico. The company has managed the construction of major projects in various sectors, including residential, commercial, healthcare, retail and leisure, infrastructure, and hotels and resorts. Gerens brings together extensive knowledge of the Spanish market and worldwide experience in the management and control of complex design and construction processes offering their clients project management and independent technical consultancy services.

In connection with the acquisition, Gerens' shareholders, including Hill International S.A., entered into an agreement whereby the minority shareholders have the right to compel Hill International S.A. to purchase any or all of their shares during the period from March 31, 2010 to March 31, 2020. Hill International S.A. also has the right to compel the minority shareholders to sell any or all of their shares during the period from March 31, 2011 to March 31, 2021. The purchase price for such shares shall be the greater of (a) €18,000,000 increased by the General Price Index (capped at 3.5% per annum) or (b) ten times the company's earnings before interest and income taxes for the prior fiscal year, multiplied by a percentage which the shares to be purchased bear to the total number of shares outstanding at the time of the purchase. Such amount may be increased by increases in equity subsequent to the acquisition date, and can be paid in cash or shares of our common stock at the option of the sellers.

The acquisition was accounted for under the purchase method of accounting and accordingly, the results of operations and cash flows of Gerens have been included in the accompanying consolidated financial statements for periods subsequent to the acquisition date. At December 31, 2008, the total purchase price, including acquisition expenses of $451,000, was $16,432,000. The following table summarizes the allocation of the purchase price based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$ 2,513
Other current assets	11,324
Furniture and equipment	1,110
Investment in affiliates	10,043
Other assets	482
Acquired intangibles	2,885
Goodwill	10,540
Total assets acquired	38,897
Current liabilities assumed	(11,577)
Deferred taxes	(866)
Long term liabilities	(7,440)
Minority interest	(2,582)
Net assets acquired	$ 16,432

John Shreeves Holdings Ltd.

On January 4, 2008, Hill International (UK) Ltd., our wholly-owned subsidiary, acquired John Shreeves Holdings Ltd. and its operating subsidiary John Shreeves & Partners Ltd. (collectively "Shreeves"), a London-based firm that provided project management and cost consultancy services on primarily private-sector projects throughout the United Kingdom. Total consideration amounted to £1,850,000 ($3,700,000 at the exchange rate on the date of acquisition) consisting of a cash payment of £1,650,000 ($3,300,000) on the date of closing and a cash payment of £200,000 ($400,000) which was paid on July 3, 2008. The results of operations of Shreeves are not material to the consolidated results of operations of the Company.

The following unaudited pro forma information assumes the above acquisitions had occurred on December 31, 2006. The pro forma information, as presented below, is not necessarily indicative of the results that would have been obtained had the acquisitions occurred on that date, nor is it necessarily indicative of the Company's future results.

	Years ended December 31,	
	2008	**2007**
	(in thousands)	
Total revenue	**$396,799**	$254,938
Net earnings	**$ 17,458**	$ 13,854
Basic earnings per share	**$ 0.43**	$ 0.52
Diluted earnings per share	**$ 0.42**	$ 0.44

The pro forma net earnings reflects adjustments for amortization of intangibles, stock-based compensation expense, interest charges and income taxes.

KJM & Associates, Ltd.

On May 10, 2007, we acquired all of the common stock of KJM & Associates, Ltd. ("KJM"). KJM provided project management and project controls services primarily for the transportation and education markets. KJM was headquartered in Bellevue, Washington and provided the Company's Project Management Group with new and expanded geographic coverage in Washington, Oregon, California, Arizona, Texas and New York.

The initial consideration amounted to $9,350,000 consisting of $8,350,000 in cash plus 136,593 shares of restricted common stock of the Company (the "Restricted Shares") initially valued at $1,000,000, based on the average closing price of the Company's common stock for the 10 trading days prior to the closing date. The Restricted Shares were held in escrow for one year as security for any indemnification obligations of KJM's selling stockholder. Since the Restricted Shares were subject to forfeiture, they were not considered outstanding for accounting purposes until the end of the contingency period, at which time the fair value of the shares actually distributed were accounted for as additional purchase consideration. On May 10, 2008, we issued 134,360 shares of common stock, then valued at $1,955,000, in satisfaction of the contingent purchase consideration. Substantially all of KJM's operations were integrated into Hill by September 1, 2007.

Business

Clients

Our clients consist primarily of the United States and other national governments, state and local governments, agencies and authorities, and the private sector. The following table sets forth our breakdown of CFR attributable to these categories of clients for each of the past three fiscal years:

Consulting Fee Revenue by Client Type

	2008		2007		2006	
	$	%	$	%	$	%
			(in thousands)			
U.S. federal government agencies	**$ 43,874**	**13.1%**	$ 30,696	15.1%	$ 14,159	10.9%
U.S. state and local governments, agencies and authorities	**34,446**	**10.3%**	31,025	15.3%	24,446	18.8%
Foreign governments	**33,459**	**10.0%**	26,494	13.0%	18,041	13.9%
Private sector	**222,103**	**66.6%**	114,903	56.6%	73,341	56.4%
Total	**$333,882**	**100.0%**	$203,118	100.0%	$129,987	100.0%

Our five largest clients accounted for 9.8%, 4.5%, 2.2%, 1.3% and 1.2% of our CFR during fiscal year 2008. During fiscal year 2007 our five largest clients accounted for 7.5%, 7.3%, 2.7%, 2.3% and 1.9% of our CFR and during fiscal year 2006 our five largest clients accounted for 13.6%, 3.3%, 2.9%, 2.8% and 2.3% of our CFR.

Business Development

The process for acquiring business from each of these categories of clients is principally the same, by participating in a competitive request-for-proposal ("RFP") process, with the primary difference among clients being that the process for public sector clients is significantly more formal and complex than for private sector clients as a result of government procurement rules and regulations that govern the public-sector process.

Although a significant factor in our business development consists of our standing in our industry, including existing relationships and reputation based on performance on completed projects, our marketing department undertakes a variety of activities in order to expand our exposure to potential new clients. These activities include media relations, advertising, promotions, market sector initiatives and maintaining our website and related web marketing. Media relations include placing articles that feature us and our personnel in trade publications and other media outlets. Our promotions include arranging speaking engagements for our personnel, participation in trade shows and other promotional activities. Market sector initiatives are designed to broaden our exposure to specific sectors of the construction industry, such as, for example, participating in or organizing industry seminars targeted to one sector of an industry.

For the year ended December 31, 2008, CFR from U.S. federal government contracts represented approximately 13.1% of our total CFR. Doing business with governments, including the U.S. federal government, is complex and requires the ability to comply with intricate regulations and satisfy periodic audits. We believe that the ability to understand these requirements and to successfully conduct business with government agencies is a barrier to entry for smaller, less experienced competitors. Most government contracts, including our contracts with the federal government, are subject to termination by the government, to government audits and to continued appropriations.

We are required from time to time to obtain various permits, licenses and approvals in order to conduct our business in some of the jurisdictions where we operate. The inability to obtain any particular permits, licenses or governmental approvals would not have a material effect on our business. Our business of providing construction management and construction claims services are not subject to significant regulation by state, federal or foreign governments.

Contracts

The price provisions of our contracts can be grouped into three broad categories: cost-plus, time and materials, and fixed-price. The majority of our contracts are of the cost-plus type category.

Cost-plus contracts provide for reimbursement of our costs and overhead plus a predetermined fee. Under some cost-plus contracts, our fee may be based partially on quality, schedule and other performance factors.

We also enter into contracts whereby we bill our clients monthly at hourly billing rates. The hourly billing rates are determined by contract terms. For governmental clients, the hourly rates are generally calculated as salary costs plus overhead costs plus a negotiated profit percentage. For commercial clients, the hourly rate can be taken from a standard fee schedule by staff classification or it can be a discount from this schedule. In some cases, primarily for foreign work, a fixed monthly staff rate is negotiated rather than an hourly rate. This monthly rate is a build-up of staffing costs plus overhead and a profit. Hill accounts for these contracts on a time-and-materials method, recognizing revenue as costs are incurred.

Fixed price contracts are accounted for using the "percentage-of-completion" method, wherein revenue is recognized as costs are incurred. Due to our recent acquisitions, this type of contract is having an increasing role in our business.

Backlog

We believe a strong indicator of our future performance is our backlog of uncompleted projects under contract or awarded. Our backlog represents management's estimate of the amount of contracts and awards in hand that we expect to result in future consulting fee revenue. Project management backlog is evaluated by management, on a project-by-project basis, and is reported for each period shown based upon the binding nature of the underlying contract, commitment or letter of intent, and other factors, including the economic, financial and regulatory viability of the project and the likelihood of the contract being extended, renewed or cancelled. Construction claims backlog is based largely on management's estimates of future revenue based on known construction claims assignments and historical results for new work. Because a significant number of construction claims may be awarded and completed within the same period, our actual construction claims revenue has historically exceeded backlog by a significant amount.

Our backlog is important to us in anticipating and planning for our operational needs. Backlog is not a measure defined in U.S. generally accepted accounting principles, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog.

At December 31, 2008, our backlog was approximately $667,000,000 compared to approximately $416,000,000 at December 31, 2007. We estimate that approximately $269,000,000, or 40.3%, of the backlog at December 31, 2008 will be recognized during our 2009 fiscal year.

The schedule below includes backlog under two categories: (1) contracts for which work authorizations have been or are expected to be received on a time and material basis, fixed-price basis and not-to-exceed projects that are well defined and (2) contracts awarded to the company where some or all of the work has not yet been authorized. As of December 31, 2008, approximately $522,000,000, or 78.3%, of our backlog was in category (1) and approximately $145,000,000 or 21.7%, of our backlog was in category (2). We do not track whether contracts included in our backlog are fully funded, incrementally funded, or unfunded.

Included in category (2) of our backlog is the maximum amount of all indefinite delivery/indefinite quantity ("ID/IQ"), or task order, contracts, or a lesser amount if we do not reasonably expect to be issued task orders for the maximum amount of such contracts. Also included in category (2) of our backlog is the amount of anticipated revenues in option years beyond the base term of our contracts if we reasonably expect our clients to exercise such option years. Although backlog reflects business that we consider to be firm, cancellations or scope adjustments may occur. Further, substantially all of our contracts with our clients may be terminated at will, in which case the client would only be obligated to us for services provided through the termination date. The impact of terminations and modifications on our realization of revenues from our backlog has not been significant. Furthermore, reductions of our backlog as a result of contract terminations and modifications may be more than offset by additions to the backlog.

We adjust backlog to reflect project cancellations, deferrals and revisions in scope and cost (both upward and downward) known at the reporting date; however, future contract modifications or cancellations may increase or reduce backlog and future revenues.

	Total Backlog		12 Month Backlog	
	(in thousands)			
As of December 31, 2008:				
Project Management	**$623,000**	**93.4%**	**$236,000**	**87.7%**
Construction Claims	**44,000**	**6.6**	**33,000**	**12.3%**
Total	**$667,000**	**100.0%**	**$269,000**	**100.0%**
As of September 30, 2008:				
Project Management	$617,000	92.5%	$271,000	87.0%
Construction Claims	50,000	7.5	41,000	13.0
Total	$667,000	100.0%	$312,000	100.0%
As of December 31, 2007:				
Project Management	$382,000	92.0%	$172,000	88.0%
Construction Claims	34,000	8.0	24,000	12.0
Total	$416,000	100.0%	$196,000	100.0%

Competition

The project management and claims consulting industries are highly competitive. We compete for contracts, primarily on the basis of technical capability, with numerous entities, including design or engineering firms, general contractors, other "pure" construction management companies, other claims consulting firms, the "Big Four" and other accounting firms, management consulting firms and other entities. Compared to us, many of these competitors are larger, well-established companies that have broader geographic scope and greater financial and other resources. During 2008, some of our largest project management competitors included: AECOM Technology Corp.; Bovis Lend Lease, Inc.; Jacobs Engineering Group, Inc.; Parsons Brinckerhoff, Inc.; Tishman Construction Corp.; Turner Construction Corp.; and URS Corp. Some of our largest claims consulting competitors last year included: Exponent, Inc.; FTI Consulting, Inc.; and Navigant Consulting, Inc.

Insurance

We maintain insurance covering professional liability, as well as for claims involving bodily injury and property damage. We have historically enjoyed a favorable loss ratio in all lines of insurance and our management considers our present limits of liability, deductibles and reserves to be adequate. We endeavor to reduce or eliminate risk through the use of quality assurance/control, risk management, workplace safety and similar methods to eliminate or reduce the risk of losses on a project. Although our actual rates have decreased, we have experienced and expect to continue to experience increases in the dollar amount of our insurance premiums because of the increase in our revenues.

Management

We are led by an experienced management team with significant experience in the construction industry. Additional information about our executive officers is set forth below.

Executive Officers

Name	Age	Position
Irvin E. Richter	64	Chairman of the Board of Directors and Chief Executive Officer
David L. Richter	42	President and Chief Operating Officer, Director
Hans A. Van Winkle	59	President, Project Management Group (Americas)
Raouf S. Ghali	47	President, Project Management Group (International)
Frederic Z. Samelian	61	President, Construction Claims Group
John Fanelli III	54	Senior Vice President and Chief Financial Officer
Ronald F. Emma	57	Senior Vice President and Chief Accounting Officer
William H. Dengler, Jr.	42	Senior Vice President and General Counsel
Catherine H. Emma	49	Senior Vice President and Chief Administrative Officer
Thomas J. Spearing III	42	Senior Vice President and Chief Strategy Officer
Michael J. Petrisko	43	Senior Vice President and Chief Information Officer

IRVIN E. RICHTER has been Chairman of our Board of Directors since 1985 and he has been our Chief Executive Officer and a member of our Board of Directors since he founded the company in 1976. In 2002, Mr. Richter was selected as a Fellow by the Construction Management Association of America ("CMAA") for his contributions to the construction management industry. He is a member of the World Presidents' Organization and the Construction Industry Round Table. Mr. Richter holds a B.A. in government from Wesleyan University and a J.D. from Rutgers University School of Law at Camden.

DAVID L. RICHTER has been President and Chief Operating Officer since April 2004, and he has been a member of our Board of Directors since February 1998. Prior to his current position, he was President of our Project Management Group from April 2001 to March 2004. Before that, Mr. Richter was Senior Vice President, General Counsel and Secretary from August 1999 to March 2001 and Vice President, General Counsel and Secretary from April 1995 to August 1999. Prior to joining us, he was an attorney with the New York City law firm of Weil, Gotshal & Manges LLP from 1992 to 1995. Mr. Richter is a member of the Young Presidents' Organization, a member of the Board of Trustees of the Southern New Jersey Development Council and served on the Board of Directors of the CMAA from 2001 to 2007. He earned a B.S. in management, a B.S.E. in civil engineering and a J.D. from the University of Pennsylvania. Mr. Richter is a son of Irvin E. Richter.

HANS A. VAN WINKLE has been President of our Project Management Group (Americas) since November 2006. Prior to joining Hill, Mr. Van Winkle was Director of the Construction Industry Institute, a non-profit consortium that is part of the University of Texas at Austin's College of Engineering from August 2003 to October 2006. Before that, he spent more than 30 years in various positions with the U.S. Army Corps of Engineers, eventually rising to the rank of Major General and serving as Deputy Chief of the Corps from 2001 to 2003. Mr. Van Winkle earned his B.S. in engineering from the U.S. Military Academy at West Point, and his M.P.P. in public policy from the University of California at Berkeley. He is a registered professional engineer in Virginia, and he is a member of the National Academy of Construction.

RAOUF S. GHALI has been President of our Project Management Group (International) since January 2005. Before that, he was our Senior Vice President in charge of project management operations in Europe and the Middle East from June 2001 to December 2004. Before that, Mr. Ghali was a Vice President with us from September 1993 to May 2001. Prior to joining us, he worked for Walt Disney Imagineering from 1988 to 1993. Mr. Ghali has a B.S. degree in business administration and economics and an M.S. in business organizational management from the University of LaVerne.

FREDERIC Z. SAMELIAN, PMP, has been President of our Construction Claims and Consulting Group since January 2005. Before that, he was a Senior Vice President with us from March 2003 until December 2004. Before that, Mr. Samelian was President of Conex International, Inc., a construction dispute resolution firm, from March 2002 to March 2003 and from April 2000 to February 2001, an Executive Director with Greyhawk North America, Inc., a construction management and consulting firm, from March 2001 to February 2002, and a Director with PricewaterhouseCoopers LLP from September 1998 to March 2000. Before that, he had worked with Hill from 1983 to August 1998. He served as Hill's President and Chief Operating Officer from September 1996 to August 1998. Mr. Samelian has a B.A. in international affairs from George Washington University and an M.B.A. from Southern Illinois University. He is a Project Management Professional certified by the Project Management Institute and he is a licensed General Building Contractor in California.

JOHN FANELLI III has been Senior Vice President and Chief Financial Officer since September 2006. Before that, Mr. Fanelli was Vice President and Chief Accounting Officer of CDI Corp. from June 2005 until June 2006, and he was Vice President and Corporate Controller of CDI Corporation (a subsidiary of CDI Corp.) from October 2003 until June 2006. CDI Corp. is a New York Stock Exchange-traded professional services and outsourcing firm based in Philadelphia with expertise in engineering, technical services and information technology. From February 2003 until October 2003, Mr. Fanelli was a financial consultant to Berwind Corporation, an investment management company based in Philadelphia which owns a diversified portfolio of manufacturing and service businesses and real estate. Before that, Mr. Fanelli was employed for 18 years by Hunt Corporation, then a New York Stock Exchange-traded manufacturer and marketer of office products. At Hunt, he served as Vice President and Chief Accounting Officer from 1995 until February 2003, and before that as Director of Budgeting, Financial Analysis and Control, from 1985 to 1995. Before that, for eight years Mr. Fanelli was employed with Coopers & Lybrand in various accounting and auditing positions. Mr. Fanelli earned his B.S. in accounting from LaSalle University, and he is a Certified Public Accountant in Pennsylvania.

RONALD F. EMMA has been Senior Vice President and Chief Accounting Officer since January 2007. Mr. Emma had been Hill's Senior Vice President of Finance from August 1999 to January 2007. Before that, he was Hill's Vice President of Finance since 1979. Before joining Hill, he was Assistant Controller of General Energy Resources, Inc., a mechanical contracting firm, and prior to that was a Staff Accountant with the accounting firm of Haskins & Sells. Mr. Emma has a B.S. in accounting from St. Joseph's University and is a Certified Public Accountant in New Jersey.

WILLIAM H. DENGLER, JR. has been Senior Vice President and General Counsel since March 2007. Mr. Dengler was previously Vice President and General Counsel from January 2002 to March 2007, and Corporate Counsel from April 2001 to December 2001. Mr. Dengler also serves as corporate secretary to Hill and its subsidiaries. Prior to joining Hill, Mr. Dengler served as Assistant Counsel to former New Jersey Governors Donald DiFrancesco and Christine Todd Whitman from September 1999 to April 2001. Mr. Dengler earned his B.A. in political science from Western Maryland College and his J.D. from Rutgers University School of Law at Camden. He is licensed to practice law in New Jersey, as well as before the U.S. Court of Appeals for the Third Circuit and the U.S. Supreme Court.

CATHERINE H. EMMA has been Senior Vice President and Chief Administrative Officer since January 2007. Ms. Emma had been Vice President and Chief Administrative Officer from August 2005 to January 2007. Before that, she served as Hill's Vice President of Human Resources and Administration. Ms. Emma has been with Hill since 1982. She is certified by the Society for Human Resource Management as a Professional in Human Resources (PHR) and has held professional memberships with Tri-State Human Resources, the Society for Human Resource Management and the BNA Human Resources Personnel Policies Forum. Ms. Emma is the wife of Ronald F. Emma.

THOMAS J. SPEARING III has been Senior Vice President and Chief Strategy Officer of Hill since September 2007. Prior to joining Hill, Mr. Spearing worked for more than ten years with STV Group, Inc., an engineering and construction management firm, most recently as Principal in charge of their Western Region.

Before that, he was their Senior Vice President and Chief Strategic Growth Officer. Before joining that firm, he was a Vice President of business development with Hill. Mr. Spearing earned his B.B.A. in computer and information science from Temple University, his B.S. in construction management and his B.S. in civil engineering from Spring Garden College, and his M.S. in management from Rosemont College. He is a member of the American Public Transportation Association, the Women's Transportation Seminar, New Jersey Business & Industry Association, the Southern New Jersey Development Council, and the New Jersey Alliance for Action, among others.

MICHAEL J. PETRISKO has been Senior Vice President and Chief Information Officer since January 2009. Before that, he was our Vice President and Chief Information Officer from May 2007 to December 2008. Before that, Mr. Petrisko was Director of Global IT Operations for AECOM Technology Corp. from September 2005 to May 2007 and Vice President and Chief Information Officer for DMJM Harris, Inc, a subsidiary of AECOM Technology Corp., a global architecture, engineering and construction management firm, from January 2002 to September 2005. Before that he was Director of Technical Services for Foster Wheeler Corporation, an engineering and construction services firm, from April 1999 to January 2002. Mr. Petrisko studied management information services at Thomas Edison State College and he is a member of the New Jersey Society of Information Management.

Employees

At March 2, 2009, we had 2,342 personnel. Of these individuals, 1,731 worked in our Project Management Group, 463 worked in our Construction Claims Group and 148 worked in our Corporate Group. Our personnel at March 2, 2009 included 2,143 full-time employees, 100 part-time employees and 99 independent contractors. Our future success will depend significantly on our ability to attract, retain and motivate highly qualified personnel. We are not a party to any collective bargaining agreements and we have not experienced any strikes or work stoppages. We consider our relationship with our employees to be satisfactory.

Access to Company Information

We electronically file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports with the SEC. The public may read and copy any of the reports that are filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an Internet site *(www.sec.gov)* that contains periodic reports, proxy statements, information statements and other information regarding issuers that file electronically.

We make available, free of charge, through our website or by responding to requests addressed to our Legal Department, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed by us with the SEC pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act, as amended. These reports are available as soon as practicable after such material is filed with or furnished to the SEC. Our website is *www.hillintl.com.* We post our audit committee, compensation committee, governance and nominating committee charters, corporate governance principles and code of ethics on our website. The information contained on our website, or on other websites linked to our website, is not part of this document.

Item 1A. Risk Factors

Our business involves a number of risks, some of which are beyond our control. The risks and uncertainties described below are not the only ones we face. Such factors could have a significant impact on our business, operating results and financial condition. We believe the most significant of these risks and uncertainties are as follows:

Recent global economic trends could adversely affect our business, liquidity and financial results.

Recent global economic conditions, including disruption of financial markets, could adversely affect our business and results of operations, primarily, through limiting our access to credit and disrupting our clients' businesses. The reduction in financial institutions' willingness or ability to lend has increased the cost of capital and reduced the availability of credit. Although we currently believe that the financial institutions with whom we do business, will be able to fulfill their commitments to us, there is no assurance that those institutions will be able to continue to do so, which could have a material adverse impact on our business. In addition, continuation or worsening of general market conditions in the United States or other national economies important to our businesses may adversely affect our clients' level of spending, ability to obtain financing, and ability to make timely payments to us for our services, which could require us to increase our allowance for doubtful accounts, negatively impact our days sales outstanding and adversely affect our results of operations.

We depend on long-term government contracts, many of which are funded on an annual basis. If appropriations are not made in subsequent years of a multiple-year contract, we will not realize all of our potential revenue and profit from that project.

A significant portion of our total revenues is derived from contracts with agencies and departments of federal, state, local and foreign governments. During our 2008, 2007 and 2006 fiscal years, approximately 37.3%, 54.0%, and 54.7%, respectively, of our total revenues were derived from contracts with government agencies and authorities.

Most government contracts are subject to the continuing availability of legislative appropriation. Legislatures typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year. As a result, at the beginning of a program, the related contract is only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent fiscal year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing priorities for appropriation, the timing and amount of tax receipts and the overall level of government expenditures. If appropriations are not made in subsequent years on government contracts, then we will not realize all of our potential revenue and profit from those contracts.

Because we depend on government contracts for a significant portion of our revenue, our inability to win profitable government contracts could harm our operations and adversely affect our net income.

Total revenues from U.S. federal government contracts and from state and local government contracts represented approximately 12.0% and 16.0%, respectively, of our total revenues during fiscal year 2008 and revenues from foreign government contracts represented approximately 9.3% of such annual revenues. Our inability to win profitable government contracts could harm our operations and adversely affect our net income. Government contracts are typically awarded through a heavily regulated procurement process. Some government contracts are awarded to multiple competitors, causing increases in overall competition and pricing pressure. The competition and pricing pressure, in turn, may require us to make sustained post-award efforts to reduce costs under these contracts. If we are not successful in reducing the amount of costs we anticipate, our profitability on these contracts may be negatively impacted. Also, some of our federal government contracts require U.S. government security clearances. If we or certain of our personnel were to lose these security clearances, our ability to continue performance of these contracts or to win new contracts requiring a clearance may be negatively impacted.

We depend on contracts that may be terminated by our clients on short notice, which may affect our ability to recognize all of our potential revenue and profit from the project.

Substantially all of our contracts are subject to termination by the client either at its convenience or upon our default. If one of our clients terminates a contract at its convenience, then we typically are able to recover only costs incurred or committed, settlement expenses and profit on work completed prior to termination, which could prevent us from recognizing all of our potential revenue and profit from that contract. If one of our clients terminates the contract due to our default, we could be liable for excess costs incurred by the client in re-procuring services from another source, as well as other costs.

Our contracts with governmental agencies are subject to audit, which could result in adjustments to reimbursable contract costs or, if we are charged with wrongdoing, possible temporary or permanent suspension from participating in government programs.

Our books and records are subject to audit by the various governmental agencies we serve and by their representatives. These audits can result in adjustments to reimbursable contract costs and allocated overhead. In addition, if as a result of an audit, we or one of our subsidiaries is charged with wrongdoing or the government agency determines that we or one of our subsidiaries is otherwise no longer eligible for federal contracts, then we or, as applicable, that subsidiary, could be temporarily suspended or, in the event of convictions or civil judgments, could be prohibited from bidding on and receiving future government contracts for a period of time. Furthermore, as a U.S. government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which non-government contractors are not, the results of which could have a material adverse effect on our operations.

We submit change orders to our clients for work we perform beyond the scope of some of our contracts. If our clients do not approve these change orders, our net income and results of operations could be adversely impacted.

We typically submit change orders under some of our contracts for payment for work performed beyond the initial contractual requirements. The clients may not approve or may contest these change orders and we cannot assure you that these claims will be approved in whole, in part or at all. If these claims are not approved, our net income and results of operations could be adversely impacted.

Our backlog of uncompleted projects under contract or awarded is subject to unexpected adjustments and cancellations, including future appropriations by the applicable contracting government agency, and is, therefore, an uncertain indicator of our future revenues and profits.

At December 31, 2008, our backlog of uncompleted projects under contract or awarded was approximately $667,000,000. We cannot assure you that the revenues attributed to uncompleted projects under contract will be realized or, if realized, will result in profits.

Many projects may remain in our backlog for an extended period of time because of the size or long-term nature of the contract. In addition, from time to time projects are scaled back or cancelled. These types of backlog reductions adversely affect the revenue and profit that we ultimately receives from contracts reflected in our backlog. Included in our backlog is the maximum amount of all indefinite delivery/indefinite quantity ("ID/IQ"), or task order, contracts, or a lesser amount if we do not reasonably expect to be issued task orders for the maximum amount of such contracts. We cannot provide any assurance that we will in fact be awarded the maximum amount of such contracts.

We depend on the continued services of certain executive officers. We can not assure you that we will be able to retain the services of these individuals.

We are dependent upon the efforts and service of certain executive officers, particularly Irvin E. Richter, our Chairman and Chief Executive Officer, and David L. Richter, our President and Chief Operating Officer, because of their knowledge, experience, skills and relationships with major clients and other members of our management team. Irvin E. Richter has served as our Chief Executive Officer since 1976. We have employment agreements with these individuals which contain non-competition covenants which survive their actual term of employment. We also maintain key-man life insurance coverage for Irvin E. Richter. Nevertheless, if we lost the services of one or both of these individuals for any reason, that could have an adverse effect on our operations.

Our ability to grow and compete in our industry will be harmed if we do not retain the continued service of our key management, sales and technical personnel and identify, hire and retain additional qualified personnel.

There is intense competition for qualified management, sales and technical personnel in the industry sectors in which we compete. We may not be able to continue to attract and retain qualified personnel who are necessary for the development of our business or to replace qualified personnel. Any growth we experience is expected to place increased demands on our resources and will likely require the addition of personnel and the development of additional expertise by existing personnel. Also, some of our personnel hold security clearance levels required to obtain government projects and, if we were to lose some or all of these personnel, they may be difficult to replace. Loss of the services of, or failure to recruit, key personnel could limit our ability to complete existing projects successfully and to compete for new projects.

Our dependence on subcontractors, partners and specialists could adversely affect our business.

We rely on third-party subcontractors as well as third-party strategic partners and specialists to complete our projects. To the extent that we cannot engage such subcontractors, partners or specialists or cannot engage them on a competitive basis, our ability to complete a project in a timely fashion or at a profit may be impaired. If we are unable to engage appropriate strategic partners or specialists in some instances, we could lose the ability to win some contracts. In addition, if a subcontractor or specialist is unable to deliver its services according to the negotiated terms for any reason, including the deterioration of its financial condition or over-commitment of its resources, we may be required to purchase the services from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services were needed.

If our partners fail to perform their contractual obligations on a project, we could be exposed to legal liability, loss of reputation or reduced profits.

We sometimes enter into joint venture agreements and other contractual arrangements with outside partners to jointly bid on and execute a particular project. The success of these joint projects depends on the satisfactory performance of the contractual obligations of our partners. If any of our partners fails to satisfactorily perform its contractual obligations, we may be required to make additional investments and provide additional services to complete the project. If we are unable to adequately address our partner's performance issues, then our client could terminate the joint project, exposing us to legal liability, loss of reputation or reduced profits.

Our services expose us to significant risks of liability and our insurance policies may not provide adequate coverage.

Our services involve significant risks of professional and other liabilities that may substantially exceed the fees that we derive from our services. In addition, we sometimes contractually assume liability under indemnification agreements. We cannot predict the magnitude of potential liabilities from the operation of our business.

We currently maintain comprehensive general liability, umbrella and professional liability insurance policies. Professional liability policies are "claims made" policies. Thus, only claims made during the term of the policy are covered. Additionally, our insurance policies may not protect us against potential liability due to various exclusions and retentions. Partially or completely uninsured claims, if successful and of significant magnitude, could have a material adverse affect on our business.

International operations expose us to legal, political and economic risks in different countries and currency exchange rate fluctuations could adversely affect our financial results.

Revenues attributable to our international operations comprised 70.1%, 58.1%, and 52.6% of our total revenues for the 2008, 2007 and 2006 fiscal years, respectively. We expect the percentage of revenues attributable to our international operations to continue to increase. There are risks inherent in doing business internationally, including:

- lack of developed legal systems to enforce contractual rights;
- greater risk of uncollectible accounts and longer collection cycles;
- currency exchange rate fluctuations;
- imposition of governmental controls;
- political and economic instability;
- changes in U.S. and other national government policies affecting the markets for our services;
- changes in regulatory practices, tariffs and taxes;
- potential non-compliance with a wide variety of non-U.S. laws and regulations; and
- general economic and political conditions in these foreign markets.

Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

Changes to the laws of the foreign countries in which we operate may adversely affect our international operations.

We have contracts to perform services for projects located in a number of foreign countries, including, among others Canada, Mexico, the United Kingdom, Spain, Germany, Romania, Macedonia, Serbia, Croatia, Latvia, Greece, Turkey, Georgia, Poland, Azerbaijan, Egypt, Libya, Iraq, Kuwait, Bahrain, Qatar, Saudi Arabia, the United Arab Emirates, China, Singapore, Malaysia, Vietnam, South Korea and Australia. We expect to have additional similar contracts in the future. In addition, we have offices or operations in over 30 foreign countries. The laws and regulations in the countries in which we are working on projects or in which we have offices might change. Such changes could have a material adverse effect on our business.

Our business sometimes requires our employees to travel to and work in high security risk countries, which may result in employee injury, repatriation costs or other unforeseen costs.

Many of our employees often travel to and work in high security risk countries around the world that are undergoing or that may undergo political, social and economic upheavals resulting in war, civil unrest, criminal activity or acts of terrorism. For example, we have employees working in Iraq, a high security risk country with substantial civil unrest and acts of terrorism. As a result, we may be subject to costs related to employee injury, repatriation or other unforeseen circumstances.

We have acquired and may continue to acquire businesses as strategic opportunities arise and may be unable to realize the anticipated benefits of those acquisitions.

Since 1998, we have acquired 14 businesses and our strategy is to continue to expand and diversify our operations with additional acquisitions as strategic opportunities arise. Some of the risks that may affect our ability to realize any anticipated benefits from businesses that we acquire include:

- unexpected losses of key personnel or clients of the acquired business;
- difficulties arising from the increasing scope, geographic diversity and complexity of our operations;

- diversion of management's attention from other business concerns; and
- adverse effects on existing business relationships with clients.

In addition, managing the growth of our operations will require us to continually increase and improve our operational, financial and human resources management and our internal systems and controls. If we are unable to manage any growth effectively or to successfully integrate any acquisitions, that could have a material adverse effect on our business.

We cannot be certain that we will be able to raise capital or obtain debt financing to execute future acquisitions or to meet required capital needs.

We are currently party to a revolving credit agreement to assist in funding working capital needs and for potential future acquisitions. This agreement contains certain covenants with respect to minimum net worth, total debt to EBITDA ratios, fixed charge coverage ratios, billed accounts receivable to total debt ratios as well as other financial covenants. If our operating results are not as positive as we expect, that could cause us to be in default of these covenants. In addition, our current revolving credit agreement may not provide us with sufficient credit to meet all of the future financial needs of our business. There is no guarantee that we could increase the availability under our current revolving credit agreement or obtain alternative debt or equity financing on terms that would be acceptable to us, or at all.

The market price for our common stock could be volatile and could decline, resulting in a substantial or complete loss of your investment.

The stock markets, including the New York Stock Exchange on which we list our common stock, have experienced significant price and volume fluctuations. As a result, the market price of our common stock could be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including:

- our operating performance and the performance of other similar companies;
- actual or anticipated differences in our operating results;
- changes in our revenues or earnings estimates or recommendations by securities analysts;
- publication of research reports about us or our industry by securities analysts;
- additions and departures of key personnel;
- speculation in the press or investment community;
- actions by institutional shareholders;
- changes in accounting principles;
- terrorist acts; and
- general market conditions, including factors unrelated to our performance.

Future sales of our common and preferred stock may depress the price of our common stock.

As of March 2, 2009, there were 39,965,098 shares of our common stock outstanding. An additional 979,500 shares of our common stock may be issued upon the exercise of options held by employees, management and directors. In connection with earn-out provisions of the merger agreement with Arpeggio, 1,000,000 shares will be issued in the second quarter of 2009, and an additional 1,000,000 shares may be issued in 2010. Up to 135,623 shares may be issued in 2009 as contingent consideration for the PCI and Chitester acquisitions. We also have authority to issue up to 1,000,000 shares of preferred stock, and additional options and warrants to purchase shares of our common stock and preferred stock without stockholder approval. Sales of a substantial number of these shares in the public market could decrease the market price of our common stock. In addition, the perception that such sales might occur may cause the market price of our common stock to decline. Future issuances or sales of our common stock could have an adverse effect on the market price of our common stock.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our executive and operating offices are located at 303 Lippincott Centre, Marlton, New Jersey 08053. We lease all of our office space and do not own any real property. The telephone number at our executive office is (856) 810-6200. In addition to our executive offices, we have over 80 operating leases for office facilities throughout the world. Due to acquisition and growth we may have more than one operating lease in the cities in which we are located. Additional space may be required as our business expands geographically, but we believe we will be able to obtain suitable space as needed.

Following are our principal worldwide office locations:

Americas

Baltimore, MD
Bellevue, WA
Bensalem, PA
Boise, ID
Cancun, Mexico
Chicago, IL
Dallas, TX
Danbury, CT
Irvine, CA
Las Vegas, NV
Little Falls, NJ
Marlton, NJ
Miami, FL
New Orleans, LA
New York, NY
Orlando, FL
Philadelphia, PA
Phoenix, AZ
Portland, OR
Sacramento, CA
San Diego, CA
San Francisco, CA
Spokane, WA
Tampa, Florida
Toronto, Canada
Trenton, NJ
Vancouver, Canada
Washington, DC

Europe

Ankara, Turkey
Athens, Greece
Barcelona, Spain
Belgrade, Serbia
Birmingham, UK
Bristol, UK
Bucharest, Romania
Cardiff, Wales
Daresbury, UK
Edinburgh, Scotland
Exeter, UK
Gdynia, Poland
Glasgow, Scotland
Krakow, Poland
Leeds, UK
London, UK
Luxembourg
Madrid, Spain
Manchester, UK
Munich, Germany
New Castle, UK
Riga, Latvia
Rijeka, Croatia
Sofia, Bulgaria
Tamworth, UK
Tbilisi, Georgia
Teesside, UK
Warsaw, Poland
Winchester, UK
Wroclaw, Poland

Middle East

Abu Dhabi, UAE
Ajman, UAE
Baghdad, Iraq
Doha, Qatar
Dubai, UAE
Jeddah, Saudi Arabia
Manama, Bahrain
Riyadh, Saudi Arabia
Sharq, Kuwait

North Africa

Cairo, Egypt
Tripoli, Libya

Asia/Pacific

Hong Kong, China
Kuala Lumpur, Malaysia
Melbourne, Australia
Seoul, Korea
Singapore
Shanghai, China
Sydney, Australia
Tokyo, Japan

Item 3. Legal Proceedings

Litigation

On September 23, 1996, William Hughes General Contractors, Inc. ("Hughes") filed a complaint in the Superior Court of New Jersey, Law Division, Gloucester County, against the Monroe Township Board of Education, the Company and other parties, alleging breach of contract and other causes of action in connection with its performance of a construction project for Monroe Township, seeking in excess of $3,500,000 in damages. Monroe Township, which had terminated Hughes from the construction project prior to the commencement of the litigation on the basis of Hughes' performance, made a cross claim against the Company and other parties for contribution and indemnification. Monroe Township is seeking approximately $89,000 in damages from the Company, in addition to an indemnification for Hughes' claims. In relation to the Hughes claims, a claim was made against the Company by Fidelity and Deposit Company of Maryland ("F&D"). F&D is claiming damages in the range of $425,000 to $470,000. The F&D claim is being defended by the New Jersey Professional Liability Insurance Guarantee Association ("NJPLIGA") and losses are covered up to $300,000. The Company believes that the claims of Hughes, Monroe Township and F&D are without merit and, based on the Company's current understanding and evaluation of the relevant facts and circumstances, no accruals have been made for any of these claims because the Company considers the chance of loss to be remote.

On September 22, 1999, Wartsila NSD North America, Inc. filed a complaint against the Company in the United States District Court for the District of New Jersey. Wartsila alleged negligence, breach of contract and fraud against the Company in connection with plaintiff's hiring of a former Company employee and sought damages in excess of $7,300,000. A jury verdict was rendered on March 6, 2006. The jury found that the Company was negligent and breached the contract with plaintiff but that the Company did not commit fraud. The jury awarded damages of approximately $2,000,000 plus interest. The Company filed a Motion to Mold the Verdict and to Enter Judgment consistent with the parties' contract which contains a limitation of liability clause which limits the Company's liability, absent fraud, to direct damages. On June 28, 2006 the Court denied the Company's motion and the Company subsequently filed a Notice of Appeal on July 26, 2006 with the Third Circuit Court of Appeals. On June 20, 2008 the Third Circuit Court of Appeals vacated the damages award and remanded the case for a retrial on damages only and further ordered that damages are limited to the amount Wartsila paid the Company for the services of the former Company employee, an immaterial amount. On March 3, 2009, as a result of Hill filing a motion for summary judgment on the retrial, Wartsila voluntarily dismissed all of its claims against the Company. No monies were paid by Hill in connection with this dismissal of the matter. In connection with the Arpeggio and Hill merger described in Note 2, stockholders of Old Hill had escrowed a total of 451,665 shares of the Company's stock to satisfy indemnification claims by the Company arising out of this matter. Liability in this matter was to be satisfied from such escrowed shares under the terms of an escrow agreement. Prior to the Court's decision, the Company reflected an accrued liability in the amount of $3,350,000 and reflected the shares held in escrow as a $3,350,000 reduction of stockholders' equity. As a result of the Court's decision, the Company has eliminated both the liability and the stockholders' equity reduction and the escrowed shares will be returned to the stockholders.

On May 23, 2007, the Company filed a Demand for Arbitration with the American Arbitration Association alleging breach of contract, breach of the covenant of good faith and fair dealing, unjust enrichment and/or fraudulent inducement against Bachmann Springs Holdings, LLC and Thomas Bachmann (hereinafter, collectively "Bachmann"). The Company was hired by Bachmann to provide professional support services and was demanding payment of invoices in the amount of $634,904. On October 17, 2007, Bachmann filed a counterclaim with the American Arbitration Association alleging fraud and breach of contract and seeking damages in the amount of $8,600,000. The matter was settled on June 12, 2008 wherein Bachmann agreed to pay the Company $500,000 within 90 days after the settlement date, $700,000 within 150 days or $800,000 thereafter. Due to uncertainty surrounding the collection, the Company fully reserved in the fourth quarter of 2008 all amounts due from Bachmann.

General Litigation

From time to time, the Company is a defendant or plaintiff in various legal actions which arise in the normal course of business. As such the Company is required to assess the likelihood of any adverse outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of the provision required for these commitments and contingencies, if any, which would be charged to earnings, is made after careful analysis of each matter. The provision may change in the future due to new developments or changes in circumstances. Changes in the provision could increase or decrease the Company's earnings in the period the changes are made. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this Annual Report.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Since February 22, 2008, our common stock has traded on the New York Stock Exchange under the symbol HIL. From June 29, 2006 through February 21, 2008, our common stock traded on the Nasdaq Global Market under the symbol HINT. From June 29, 2006 through November 23, 2007, our warrants and units traded on the Nasdaq Global Market under the symbols HINTW and HINTU, respectively. The following table sets forth the range of high and low closing sale prices on the Nasdaq Global Market from January 1, 2007 through February 21, 2008 and the range of high and low closing prices on the New York Stock Exchange from February 22, 2008 through December 31, 2008.

	Common Stock		Warrants		Units	
	High	Low	High	Low	High	Low
2008:						
Fourth Quarter	**$13.32**	**3.83**	—	—	—	—
Third Quarter	**19.30**	**13.53**	—	—	—	—
Second Quarter	**17.40**	**11.70**	—	—	—	—
First Quarter	**13.62**	**11.03**	—	—	—	—
2007:						
Fourth Quarter	$14.17	$ 8.97	$6.52	$3.97	$23.25	$17.41
Third Quarter	9.00	6.94	3.74	1.98	16.40	10.50
Second Quarter	7.59	6.93	2.64	2.05	12.64	11.00
First Quarter	8.10	6.91	3.15	2.06	13.84	10.86

Stockholders

As of March 2, 2009, there were 84 holders of record of our common stock. However, a single record stockholder account may represent multiple beneficial owners, including holders of shares in street name accounts. Including those multiple owners, we believe there are approximately 5,200 holders of our common stock.

Dividends

We have not paid any dividends on our common stock. The payment of dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition of our business. The payment of any dividends is within the discretion of our board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Issuer Purchases of Equity Securities

On November 10, 2008, we announced that our Board of Directors approved the purchase of up to $20 million of our common shares, from time to time over the subsequent 12 months. Under the terms of our Credit Agreement with Bank of America, our ability to repurchase our common shares is limited. As of December 31, 2008, Bank of America has approved the repurchase of up to $7.2 million of our common shares.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plan	(d) Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plan
November 2008	773,529	$4.9059	773,529	$16,205,166
December 2008	391,300	$5.4795	391,300	$14,051,041
Total Fourth Quarter 2008	1,164,829	$5.0986	1,164,829	$14,051,041

Securities Authorized for Issuance under Equity Compensation Plans

The table setting forth this information is included in Part III—Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Performance Graph

The performance graph and table below compare the cumulative total return of our common stock for the period July 7, 2004 (the date on which the Company's common stock commenced trading) to December 31, 2008 with the comparable cumulative total returns of the Russell 2000 index and a peer group, which consists of the following ten companies: AECOM Technology Corp. (ACM), Michael Baker Corp. (BKR), Exponent, Inc. (EXPO), Fluor Corporation (FLR), ICF International, Inc. (ICFI), Jacobs Engineering Group, Inc. (JEC), Navigant Consulting, Inc. (NCI), Perini Corp. (PCR), Tetra Tech, Inc. (TTEK), and URS Corp. (URS).


Comparison of 4 Year Cumulative Total Return
Assumes Initial Investment of $100
December 31, 2008
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
July 7, 2004
2004
2005
2006
2007
2008
Hill International, Inc.
Russell 2000 Index
Peer Group

	July 7, 2004	End of Fiscal Year 2004	2005	2006	2007	2008
Hill International, Inc.	$100.00	$103.16	$111.16	$140.84	$279.11	$138.66
Russell 2000 Index	100.00	110.84	115.89	137.15	135.03	89.40
Peer Group	100.00	116.90	150.04	166.87	292.22	195.41

Item 6. Selected Financial Data

The following is selected financial data from Hill's audited consolidated financial statements for each of the last five years. This data should be read in conjunction with Hill's consolidated financial statements (and related notes) appearing elsewhere in this report and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations". The data presented below is in thousands, except for per share data.

	2008	2007	2006	2005	2004
Income Statement Data:					
Consulting fee revenue	**$333,882**	$203,118	$129,987	$ 80,108	$63,039
Reimbursable expenses	**46,600**	87,205	67,485	32,121	21,068
Total revenue	**380,482**	290,323	197,472	112,229	84,107
Cost of services	**182,728**	106,824	71,022	43,276	34,365
Reimbursable expenses	**46,600**	87,205	67,485	32,121	21,068
Total direct expenses	**229,328**	194,029	138,507	75,397	55,433
Gross profit	**151,154**	96,294	58,965	36,832	28,674
Selling, general and administrative expenses	**132,614**	80,903	48,672	31,861	29,231
Equity in earnings of affiliates	**(3,658)**	(2,221)	(1,080)	(685)	(458)
Operating profit (loss)	**22,198**	17,612	11,373	5,656	(99)
Minority interest in income (loss) of subsidiaries	**1,027**	247	(53)	—	—
Interest (income) expense, net	**(134)**	433	312	669	597
Earnings (loss) before provision (benefit) for income taxes	**21,305**	16,932	11,114	4,987	(696)
Provision (benefit) for income taxes	**3,654**	2,788	2,534	1,845	(272)
Net earnings (loss)	**$ 17,651**	$ 14,144	$ 8,580	$ 3,142	$ (424)
Basic earnings (loss) per common share	**$ 0.43**	$ 0.53	$ 0.50	$ 0.27	$ (0.04)
Basic weighted average common shares outstanding	**40,809**	26,720	17,240	11,644	11,586
Diluted earnings (loss) per common share	**$ 0.43**	$ 0.45	$ 0.46	$ 0.23	$ (0.04)
Diluted weighted average common shares outstanding	**41,148**	31,387	18,489	13,894	11,586

	12/31/2008	12/31/2007	12/30/2006	12/31/2005	1/1/2005
Selected Balance Sheet Data:					
Cash and cash equivalents	**$ 20,430**	$ 66,128	$ 11,219	$ 2,716	$ 802
Accounts receivable, net	**118,124**	83,151	61,159	27,623	21,584
Current assets	**161,492**	162,428	83,344	33,351	24,886
Total assets	**254,041**	207,199	118,993	40,723	33,331
Current liabilities	**80,563**	59,648	50,835	31,707	19,616
Total debt	**18,887**	3,312	11,287	10,374	10,810
Stockholders' equity	**135,506**	128,371	46,036	6,159	2,041

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Arpeggio Acquisition Corporation ("Arpeggio") was incorporated in Delaware in 2004 as a specified purpose acquisition corporation. On June 28, 2006, Arpeggio merged with Hill International, Inc. ("Old Hill"), a Delaware corporation, and Arpeggio was the surviving entity of the merger. Old Hill was founded in 1976 by our current Chairman and Chief Executive Officer, Irvin E. Richter. Immediately following the merger, the stockholders of Old Hill owned approximately 63.6% of the total voting power of Arpeggio. The merger was accounted for as a reverse acquisition under U.S. generally accepted accounting principles pursuant to which Old Hill was considered to be the acquiring entity and Arpeggio was the acquired company for accounting purposes, accompanied by a recapitalization of Old Hill. Accordingly, the historical financial statements relate to the business of Old Hill and its consolidated subsidiaries. Following the merger, Arpeggio changed its name to Hill International, Inc. In this report, the terms "Company," "we," "us," "our" or "Hill" refer to Hill International, Inc.

Reimbursable expenses are reflected in equal amounts in both total revenue and total direct expenses. Because these revenues/costs are subject to significant fluctuation from year to year, we measure the performance of many of our key operating metrics as a percentage of consulting fee revenue ("CFR"), as we believe that this is a better and more consistent measure of operating performance than total revenue.

Overview

CFR increased $130,764,000 or 64.4%, from $203,118,000 in 2007 to $333,882,000 in 2008. CFR for the project management segment increased $112,358,000 principally due to strong organic growth in the Middle East, North Africa and Europe and from the acquisitions of Gerens, Euromost and Shreeves in 2008. CFR for the construction claims segment increased $18,406,000 due primarily to strong organic growth in the Middle East and the United Kingdom.

Reimbursable expenses decreased $40,606,000 or 46.6%, from $87,205,000 in 2007 to $46,599,000 in 2008 principally due to the lower use of subcontractors in the Middle East, Europe, the United Kingdom and New York.

Cost of services increased $75,904,000, or 71.1%, from $106,824,000 in 2007 to $182,728,000 in 2008 as a result of an increase in employees and other direct expenses needed to support the increase in CFR.

Gross profit increased $54,860,000, or 57.0%, from $96,294,000 in 2007 to $151,154,000 in 2008 due to the increase in CFR. Gross profit as a percent of CFR decreased from 47.4% in 2007 to 45.3% in 2008 principally because CFR from project management represented a greater portion of our consolidated CFR. Project management has a significantly lower gross profit margin than does construction claims.

Selling, general and administrative expenses increased $51,711,000, or 63.9%, principally due to increases in staff and office costs to support the overall growth in business, increases in corporate staff supporting this growth and selling, general and administrative expenses of $14,745,000 for Gerens, Euromost and Shreeves acquired in 2008.

Equity in earnings of affiliates increased $1,437,000 from $2,221,000 in 2007 to $ 3,658,000 in 2008 due to a significant increase in the scope of SBH's work for the Iraq Reconstruction Program and from Hill TMG, a joint venture formed in May 2008.

Income taxes increased $866,000, or 31.1%, from $2,788,000 in 2007 to $3,654,000 in 2008 as our pre-tax income increased $4,373,000, or 25.8 %, from $16,932,000 in 2007 to $21,305,000 in 2008. The effective tax rate was 17.2% in 2008 compared with 16.5% in 2007.

Net earnings increased $3,507,000, or 24.8%, from $14,144,000 in 2007 to $17,651,000 in 2008. Diluted earnings per common share were $0.43 in 2008 based upon 41,148,000 diluted common shares outstanding compared to $0.45 in 2007 based upon 31,387,000 diluted common shares outstanding.

Critical Accounting Policies

The Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, which require management to make subjective decisions, assessments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the judgment increases, such judgments become even more subjective. While management believes its assumptions are reasonable and appropriate, actual results may be materially different than estimated.

Commencing in 2007, we changed our reporting periods to coincide with the end of each calendar quarter. Prior to 2007, we utilized a 52-53 week fiscal year ending on the Saturday closest to December 31. The difference resulting from this change in reporting periods for the year ended December 31, 2007 is not significant.

Revenue Recognition

We generate revenue primarily from providing professional services to our clients. Revenue is generally recognized upon the performance of services. In providing these services, we may incur reimbursable expenses, which consist principally of amounts paid to subcontractors and other third parties as well as travel and other job related expenses that are contractually reimbursable from clients. In accordance with Emerging Issues Task Force Issue ("EITF") No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, and EITF No. 01-14, *Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred*, we have assessed the indicators provided in EITF No. 99-19 and determined that we will include reimbursable expenses in computing and reporting our total contract revenues as long as we remain responsible to the client for the fulfillment of the contract and for the overall acceptability of all services provided.

We earn our revenues from cost-plus, fixed-price and time-and-materials contracts. If estimated total costs on any contract indicate a loss, we charge the entire estimated loss to operations in the period the loss becomes known. The cumulative effect of revisions to revenue, estimated costs to complete contracts, including penalties, incentive awards, change orders, claims, anticipated losses, and other effects are recorded in the accounting period in which the events indicating a loss are known and the loss can be reasonably estimated. Such revisions could occur at any time and the effects may be material.

The majority of our contracts are for work where we bill the client monthly at hourly billing rates. The hourly billing rates are determined by contract terms. For governmental clients, the hourly rates are generally calculated as either (i) a negotiated multiplier of our direct labor costs or (ii) as direct labor costs plus overhead costs plus a negotiated profit percentage. For commercial clients, the hourly rates are generally taken from a standard fee schedule by staff classification or they can be at a negotiated discount from this schedule. In some cases, primarily for foreign work, a fixed monthly staff rate is negotiated rather than an hourly rate. This monthly rate is determined based upon a build up of direct labor costs plus overhead and profit. We account for these contracts on a time-and-expenses method, recognizing revenue as costs are incurred.

A growing percentage of our contracts are fixed price. We account for these contracts on the "percentage-of-completion" method, wherein revenue is recognized as costs are incurred. Under the percentage-of-completion method for revenue recognition, we estimate the progress towards completion to determine the amount of revenue and profit to be recognized. We generally utilize a cost-to-cost approach in applying the percentage-of-completion method, where revenue is earned in proportion to total costs incurred divided by total costs expected to be incurred.

Under the percentage-of-completion method, recognition of profit is dependent upon the accuracy of estimates. We have a history of making reasonably dependable estimates of contract revenue, the extent of progress towards completion and contract completion costs on our long-term construction management contracts. However, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates.

Allowance for Doubtful Accounts

We make ongoing estimates relating to the collectibility of our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our clients to make required payments. Estimates used in determining accounts receivable allowances are based on specific client account reviews and historical experience of credit losses. We also apply judgment including assessments about changes in economic conditions, concentration of receivables among clients and industries, recent write-off trends, rates of bankruptcy, and credit quality of specific clients. Unanticipated changes in the financial condition of clients, the resolution of various disputes, or significant changes in the economy could impact the reserves required. At the end of our 2008 and 2007 fiscal years, the allowance for doubtful accounts was $5,999,000 and $5,143,000, respectively.

Goodwill and Other Intangible Assets

Goodwill arising from acquisitions is not amortized but is instead tested for impairment at the reporting unit level at least annually in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Generally, we perform an impairment assessment during our third fiscal quarter. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for Hill, the period over which cash flows will occur, and determination of the weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. Although the global economy has further deteriorated, we have determined that goodwill has not been impaired subsequent to our third quarter assessment.

Changes in future market conditions, our business strategy, or other factors could impact upon the future values of Hill's reporting units, which could result in future impairment charges. At December 31, 2008, total goodwill amounted to $41,290,000.

We amortize other intangible assets over their estimated useful lives and review the long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal discounted cash flow estimates, quoted market prices when available and independent appraisals, as appropriate, to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate.

Income Taxes

We make judgments and interpretations based on enacted tax laws, published tax guidance, as well as estimates of future earnings. These judgments and interpretations affect the provision for income taxes, deferred tax assets and liabilities and the valuation allowance. The deferred tax assets were evaluated under the guidelines of SFAS No. 109, *Accounting for Income Taxes*, and a determination of the basis of objective factors was made that the net assets will be realized through future years' taxable income. In the event that actual results differ from these estimates and assessments, additional valuation allowances may be required. Effective January 1, 2007, the Company implemented Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for income tax benefits that are uncertain in nature.

Under FIN 48, a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management's assessment is that the position is "more likely than not" (i.e., a likelihood greater than

50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term "tax position" in FIN 48 refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption.

Stock Options

We follow the provisions of SFAS No. 123(R), *Share-Based Payment*, which require the measurement and recognition of compensation expense for all stock-based awards made to directors, employees and consultants. The awards include stock options and restricted stock grants.

While fair value may be readily determinable for awards of stock, market quotes are not available for long-term, nontransferable stock options because these instruments are not traded. We currently use the Black-Scholes option pricing model to estimate the fair value of options. Option valuation models require the input of highly subjective assumptions, including but not limited to stock price volatility, expected life and stock option exercise behavior.

Contingencies

Management estimates are inherent in the assessment of our exposure to insurance claims that fall below policy deductibles and to litigation and other legal claims and contingencies, as well as in determining our liabilities for incurred but not reported insurance claims. Significant judgments by us and reliance on third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in our financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined. We do not believe that material changes to these estimates are reasonably likely to occur.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Consulting Fee Revenue ("CFR")

	2008		2007		Change	
	$	%	$	%	$	%
			(in thousands)			
Project Management	**$247,326**	**74.1%**	$134,968	66.4%	$112,358	83.2%
Construction Claims	**86,556**	**25.9%**	68,150	33.6%	18,406	27.0%
Total	**$333,882**	**100.0%**	$203,118	100.0%	$130,764	64.4%

Hill's CFR grew 64.4% to $333,881,000 in 2008 from $203,118,000 in 2007. This was comprised of 39.9% organic growth primarily from the Middle East, Europe, North Africa and the United Kingdom and 24.5% growth from acquisitions.

During 2008, Hill's project management CFR growth of 83.2% was comprised of 47.6% organic growth and 35.6% growth from acquisitions. The dollar increase in project management CFR consisted of a $105,283,000 increase in foreign projects and a $7,074,000 increase in domestic projects. The increase in foreign project management CFR was due to a $30,285,000 increase generated in the Middle East, $18,906,000 in North Africa and $56,092,000 in Europe. Growth in our CFR in the Middle East has been strong because there was a significant increase in construction activity in a number of the countries in the Middle East region (including the United Arab Emirates, Qatar and Saudi Arabia) where we do business. In addition, our involvement with the Iraq reconstruction efforts funded by the United States government continues to provide additional work for us. In 2008, the Company obtained several new projects in North Africa, primarily in Libya. Growth in Europe is mainly due to the acquisitions of Gerens, Shreeves and Euromost generating CFR of $43,582,000. The increase in domestic project management CFR revenue was primarily due to an increase of $3,554,000 for KJM (acquired May 2007) combined with increases of $1,453,000 in New York and $1,873,000 in New Jersey where several new projects began.

During 2008, Hill's construction claims CFR growth of 27.0% was comprised of 24.8% organic growth and 2.2% growth from the acquisitions of PCI and Chitester. The dollar increase in construction claims CFR is primarily attributable to an increase in foreign construction claims CFR of $16,509,000. The increase mainly consists of a $9,796,000 increase in the Middle East and a $5,311,000 increase in the United Kingdom, primarily due to new work and expansion of existing work.

Reimbursable Expenses

	2008		2007		Change	
	$	%	$	%	$	%
			(in thousands)			
Project Management	**$42,607**	**91.4%**	$73,595	84.4%	$(30,988)	(42.1)%
Construction Claims	**3,993**	**8.6%**	13,610	15.6%	(9,617)	(70.7)%
Total	**$46,600**	**100.0%**	$87,205	100.0%	$(40,605)	(46.6)%

Reimbursable expenses consist of amounts paid to subcontractors and other third parties and travel and other job related expenses that are contractually reimbursable from clients. These items are reflected as separate line items in both our revenue and cost of services captions in our consolidated statements of earnings. The decrease in project management reimbursable expenses was partially due to a $ 15,840,000 decrease in reimbursable subcontractors' fees in New York combined with lower use of subcontractors overseas in Europe and the Middle East amounting to a decrease of $10,159,000. We use subcontractors for a variety of reasons, such as providing at-risk construction services on contracts where such work is required by a client (generally known as "CM/Build" contracts) since we do not provide such services. The New York projects are principally CM/Build contracts which require more subcontracting work. The decrease in construction claims reimbursable expenses is due to the decreased use of subcontractors overseas primarily in Europe.

Cost of Services

	2008		% of CFR	2007		% of CFR	Change	
	$	%		$	%		$	%
				(in thousands)				
Project Management	**$145,739**	**79.8%**	**58.9%**	$ 76,963	72.0%	57.0%	$68,776	89.4%
Construction Claims	**36,989**	**20.2%**	**42.7%**	29,861	28.0%	43.8%	7,128	23.9%
Total	**$182,728**	**100.0%**	**54.7%**	$106,824	100.0%	52.6%	$75,904	71.1%

Cost of services consists of labor expenses for time charged directly to contracts and non-reimbursable job related travel and out-of-pocket expenses. The increase in project management cost of services is primarily due to an increase in direct labor of $43,255,000 required to produce the higher volume of CFR. Of this amount, $20,962,000 is attributable to the acquisitions of Gerens, Shreeves and Euromost. In addition, direct (non-labor) expenses amounting to $5,213,000 were incurred by Gerens, Shreeves, and Euromost, $6,676,000 was incurred for new work in North Africa and $5,721,000 was incurred for new work in the Middle East.

The increase in the cost of services for construction claims was due primarily to an increase of $7,070,000 in the United Kingdom, Europe and the Middle East in line with an increase of $15,826,000 in CFR.

Gross Profit

	2008		% of	2007		% of	Change	
	$	%	CFR	$	%	CFR	$	%
				(in thousands)				
Project Management	**$101,587**	**67.2%**	**41.1%**	$58,005	60.2%	43.0%	$43,582	75.1%
Construction Claims	**49,567**	**32.8%**	**57.3%**	38,289	39.8%	56.2%	11,278	29.5%
Total	**$151,154**	**100.0%**	**45.3%**	$96,294	100.0%	47.4%	$54,860	57.0%

The increase in project management gross profit included $40,245,000 from foreign project management of which $17,407,000 is attributable to the acquisitions of Gerens, Shreeves and Euromost. In addition, increases in the Middle East, Iraq and North Africa amounted to $19,332,000 due to the increased CFR discussed above. The decrease in project management gross profit as a percentage of CFR is due principally to Gerens which has a gross profit percentage of 35% and lower average margins on Middle East and Europe work where some higher margin projects came to an end in early 2008.

The increase in construction claims gross profit of $11,278,000 included $8,144,000 in the Middle East and United Kingdom primarily due to increased work and expansion of existing work. The increase in construction claims gross profit as a percentage of CFR is due to billing rate increases in the Middle East and Europe.

Selling, General and Administrative ("SG&A") Expenses

	2008		2007		Change	
	$	% of CFR	$	% of CFR	$	%
			(in thousands)			
SG&A Expenses	**$132,614**	**39.7%**	$80,903	39.8%	$51,711	63.9%

The increase in SG&A expenses is partially attributable to an increase of $15,338,000 from the 2008 Gerens, Shreeves, Euromost and PCI acquisitions. The significant components of the change are as follows:

- An increase in unapplied labor of $16,072,000 including $2,096,000 for Gerens, Shreeves and Euromost. Unapplied labor represents the labor cost of operating staff for time charged to business development, administration, vacation, holiday and other non-billable tasks. This increase was primarily due to the increased staff required to support the increase in revenue. In addition, as a percentage of consulting fees, unapplied labor increased from 11.5% in 2007 to 12.1% in 2008 as a result of a slight decrease in labor utilization.
- An increase in indirect labor expense of $11,964,000 support the increase in revenue as well as the build-up of corporate staffing in connection with Hill's recent growth. This increase includes $4,499,000 for Gerens, Shreeves, Euromost and PCI.
- An increase of $3,359,000 in rent expense primarily due to increases of $1,188,000 from the inclusion of Gerens, Shreeves, Euromost and PCI (all acquired in 2008), $359,000 for KJM (acquired May 2007) and $372,000 for expanded offices in the Middle East.
- An increase of $2,583,000 in administrative travel expense related to corporate executive and business development travel in support of the Company's strategic growth initiatives.

- An increase in non-cash stock-based compensation expense of $2,478,000 due primarily to the expense of approximately $1,553,000 booked upon stockholder approval of the 2007 Restricted Stock Grant Plan in the second quarter of 2008.
- An increase in computer equipment, software and support of $1,834,000 due to maintenance and license agreements.
- An increase of $1,819,000 in amortization expense related to acquired intangible assets. The major components of the increase in expense are: $419,000 due to the Gerens acquisition, $184,000 due to the Shreeves acquisition and $962,000 due to the Euromost acquisition.
- An increase in legal fees of $1,722,000 including $294,000 for Gerens, Shreeves and Euromost, an increase of $485,000 for the Bachmann case, an increase of $414,000 for international legal and tax matters and an increase of $529,000 for general corporate legal fees.
- An increase of $1,090,000 for bad debt expense including $830,000 from Gerens, Shreeves, Euromost and PCI.
- An increase of $520,000 for accounting and consulting fees due to statutory, Sarbanes-Oxley and internal audit work for our expanded and growing operations.
- Charges totaling $446,000 for due diligence costs related to discontinued acquisitions and acquisitions not closed as of December 31, 2008.

Equity in Earnings of Affiliates

Our share of the earnings of affiliates, increased $1,437,000, from $2,221,000 in 2007 to $3,658,000 in 2008, primarily due to increased work in Iraq and the formation of Hill TMG.

Our share of the earnings of an affiliate, Stanley Baker Hill, LLC ("SBH"), increased $844,000, from $2,221,000 in 2007 to $3,065,000 in 2008.

Our share of the earnings of an affiliate, Hill TMG, was $593,000 in 2008.

SBH is a joint venture between Stanley Consultants, Inc. ("Stanley"), Michael Baker, Jr., Inc. ("Baker") and us. Stanley, Baker and we each own an equal one-third interest in SBH. SBH has a contract for an indefinite delivery and indefinite quantity for construction management and general architect-engineer services for facilities in Iraq with the U.S. Army Corps of Engineers.

Hill TMG is a joint venture formed in May 2008 between Talaat Moustafa Group Holding Co. ("TMG"), and Hill. Hill TMG is managing the construction of several of TMG's largest developments in Egypt and elsewhere in the Middle East.

Operating Profit

Operating profit increased $4,586,000, or 26.0%, to $22,198,000 in 2008, from a profit of $17,612,000 in 2007, principally due to higher CFR and gross profit, partially offset by higher SG&A expenses.

Interest (Income) Expense, net

Net interest income was $134,000 in 2008 as compared with a net interest expense of $433,000 in 2007, primarily due to interest income generated from cash available from the exercise of our warrants in late 2007 and minimal borrowing on the Company's senior credit facility for most of 2008.

Income Taxes

In 2008, we recognized an income tax expense of $3,654,000 compared to an expense of $2,788,000 for 2007. The effective income tax expense rates for 2008 and 2007 were 17% and 16%, respectively. Our effective tax rate continues to remain low since a substantial portion of our profit comes from foreign operations which are taxed at lower rates, if at all.

In addition, three items materially affected the Company's effective tax rate during 2008. The Company realized substantial benefits from the reversal of a prior year's uncertain tax position amounting to $2,506,000 as required by FIN 48 and unrealized foreign exchange losses of $1,700,000 generated in the United Kingdom which are deductible on the local tax returns. These tax benefits were partially offset by a modification of $1,638,000 to the cash to accrual adjustment which was required when the Company became a publicly-held entity in 2006. Excluding these items our effective tax rate would have been approximately 27% in 2008.

We also realized a significant tax credit in 2007 resulting from the reversal of a prior year's uncertain tax position amounting to $648,000 as required by FIN 48. Excluding this reversal, our effective tax rate would have been 20% in 2007.

In March 2009, the Company may realize a tax benefit of $1,471,000 upon the filing of certain tax returns due to the expiration of the statute of limitations. This amount will reduce income tax expense in the first quarter of 2009.

Net Earnings

Our net earnings for 2008 were $17,651,000, or $0.43 per diluted common share based upon 41,418,000 diluted common shares outstanding, as compared to net earnings for 2007 of $14,144,000, or $0.45 per diluted common share based upon 31,387,000 diluted common shares outstanding. The diluted earnings per share for 2008 were unfavorably impacted by a significant increase in diluted shares outstanding as a result of (i) the exercise of substantially all of the Company's warrants in late 2007, and (ii) the issuance of 2,300,000 shares in connection with the earn-out provisions of the merger agreement with Arpeggio. Net earnings improved by $3,507,000 or 24.8%, which was principally due to an increase in CFR, and an increase in gross profit, partially offset by higher SG&A expenses as a result of our overall growth, an increase in stock-based compensation expense and the income tax charge related to the 2006 cash-to-accrual adjustment.

Year Ended December 31, 2007 Compared to Year Ended December 30, 2006

Consulting Fee Revenue ("CFR")

	2007		2006		Change	
	$	%	$	%	$	%
			(in thousands)			
Project Management	$134,968	66.4%	$ 96,678	74.4%	$38,290	39.6%
Construction Claims	68,150	33.6%	33,309	25.6%	34,841	104.6%
Total	$203,118	100.0%	$129,987	100.0%	$73,131	56.3%

Hill's CFR grew 56.3% to $203,118,000 in 2008 from $129,987,000 in 2007. This was comprised of 32.9% organic growth and 23.4% growth from acquisitions.

During 2007, Hill's project management CFR growth of 39.6% was comprised of 29.1% organic growth and 10.5% growth from acquisitions. The dollar increase in project management CFR consists of a $24,837,000 increase in foreign project management CFR and a $13,453,000 increase in domestic project management CFR. The increase in foreign project management CFR was due to a $20,958,000 increase generated in the Middle East and $3,879,000 in Europe. Growth in our CFR in the Middle East has been strong because there had been a significant increase in construction activity in a number of the countries in the Middle East (including the United Arab Emirates, Qatar, Kuwait, Bahrain, Saudi Arabia and Oman) where we do business. In addition, our involvement with the Iraq reconstruction efforts funded by the United States government led to additional work for us. The increase in domestic project management CFR revenue of $13,453,000 was primarily due to the acquisition of KJM (effective May 2007) combined with an increase of $4,651,000 in the New York City office where several projects began in late 2006 and 2007.

During 2007, Hill's construction claims CFR growth of 104.6% was comprised of 35.4% organic growth and 69.2% growth from the acquisition of Knowles. The dollar increase in construction claims CFR was due to a $31,911,000 increase in foreign construction claims CFR and an increase of $2,930,000 in domestic construction claims CFR. The increase in foreign construction claims revenue consisted of $24,897,000 generated in Europe and Asia/Pacific, reflecting the full-year impact of the Knowles acquisition (made in September 2006), a $3,640,000 increase in our London office (excluding Knowles) and a $3,374,000 increase in the Middle East, primarily due to the Knowles acquisition. The Knowles operations in the U.S. and Middle East were fully consolidated into Hill by January 1, 2007, and integration of the other Knowles operations was completed during 2007. The increase in domestic claims CFR was principally attributable to an increase of $2,242,000 in our New Jersey office resulting from significant awards of new work.

Reimbursable Expenses

	2007		2006		Change	
	$	%	$	%	$	%
			(in thousands)			
Project Management	$73,595	84.4%	$63,545	94.2%	$10,050	15.8%
Construction Claims	13,610	15.6%	3,940	5.8%	9,670	245.4%
Total	$87,205	100.0%	$67,485	100.0%	$19,720	29.2%

Reimbursable expenses consist of amounts paid to subcontractors and other third parties and travel and other job related expenses that are contractually reimbursable from clients. These items are reflected as separate line items in both our revenue and cost of services captions in our consolidated statement of earnings. The increase in project management reimbursable expenses was partially due to an $8,602,000 increase in reimbursable subcontractors' fees in the New York City office combined with an increase of $867,000 due to the acquisition of KJM in May 2007, partially offset by lower use of subcontractors overseas. We use subcontractors for a variety of reasons, such as providing at-risk construction services on contracts where such work is required by a client (generally known as "CM/Build" contracts) since we do not provide such services. The New York City office projects are principally CM/Build contracts which require more subcontracting work. The amount and timing of reimbursable expenses is dependent on the work performed, however we believe that the amount of reimbursable expenses in 2007 was indicative of the amount of expenditures relative to revenues that we would expect in future periods. The increase in construction claims reimbursable expenses was due to the expansion of our business in Europe and Asia/Pacific in the amount of $6,268,000 primarily due to the acquisition of Knowles and an increase of $2,390,000 in our London office.

Cost of Services

	2007		% of CFR	2006		% of CFR	Change	
	$	%		$	%		$	%
				(in thousands)				
Project Management	$ 76,963	72.0%	57.0%	$56,198	79.1%	58.1%	$20,765	36.9%
Construction Claims	29,861	28.0%	43.8%	14,824	20.9%	44.5%	15,037	101.4%
Total	$106,824	100.0%	52.6%	$71,022	100.0%	54.6%	$35,802	50.4%

Cost of services consists of labor expenses for time charged directly to contracts and non-reimbursable job related travel and out-of-pocket expenses. The increase in project management cost of services was primarily due to an increase in direct labor of $20,644,000 required to produce the higher volume of CFR.

The cost of services for construction claims increased primarily due to an increase in direct labor of $14,987,000 required to produce the increase in CFR. Cost of services as a percentage of CFR decreased in 2007 as compared to 2006 due to the increase in construction claims CFR as a percentage of total CFR. The construction claims business typically has a lower cost of services as compared to the project management business.

Gross Profit

	2007		% of	2006		% of	Change	
	$	%	CFR	$	%	CFR	$	%
				(in thousands)				
Project Management	$58,005	60.2%	43.0%	$40,480	68.7%	41.9%	$17,525	43.3%
Construction Claims	38,289	39.8%	56.2%	18,485	31.3%	55.5%	19,804	107.1%
Total	$96,294	100.0%	47.4%	$58,965	100.0%	45.4%	$37,329	63.3%

The increase in gross profit was the result of the increase in CFR for both project management and construction claims. The construction claims increase included $13,150,277 in Europe and Asia/Pacific primarily due to the Knowles acquisition. The increase in gross profit as a percentage of CFR was due to the higher portion of the CFR from construction claims (principally due to the Knowles acquisition) which had significantly higher gross profit margins than project management. The project management increase included $10,900,000 in foreign project management and $6,625,000 in domestic project management.

Selling, General and Administrative ("SG&A") Expenses

	2007		2006		Change	
	$	% of CFR	$	% of CFR	$	%
			(in thousands)			
SG&A Expenses	$80,903	39.8%	$48,672	37.4%	$32,231	66.2%

The increase in SG&A expenses was primarily attributable to increases from the full year effect of the 2006 Knowles acquisition, the 2007 KJM acquisition and costs related to becoming a public company. The significant components of the change were as follows:

- An increase in unapplied and indirect labor expense of $12,947,000 due to increases in staff required to produce and support the increase in revenue as well as the build-up of corporate staffing in connection with becoming a public company. This increase includes $2,980,000 for KJM which was acquired effective May 1, 2007.
- An increase of $10,476,000 due to the selling, general and administrative expenses of Knowles' operations in Europe and Asia/Pacific, excluding amortization of intangibles.
- An increase of $1,478,000 in administrative travel expense related to corporate executive and business development travel in support of the Company's strategic growth initiatives.
- An increase in bad debt expense of $1,385,000.
- An increase of $1,106,000 in rent expense due to expansion in Europe in support of revenue and staff growth and $487,000 increase due to KJM.

- An increase of $1,057,000 in outside accounting and consulting fees due to increased auditing and Sarbanes-Oxley compliance requirements principally associated with becoming a public company in June 2006.
- An increase of $853,000 in amortization expense due primarily to $630,000 of amortization of intangibles acquired in the Knowles acquisition, $365,000 in the KJM acquisition and a decrease of $142,000 for other intangibles which were fully amortized by the end of 2006.
- An increase of $701,000 in insurance expense due to the increase in work volume and offices overseas.
- An increase in telephone expense of $511,000 due to the increase in staffing and work volume.

Equity in Earnings of Affiliates

Equity in earnings of affiliates primarily reflects our proportionate share of the earnings of an affiliate, Stanley Baker Hill, LLC ("SBH"). SBH is a joint venture between Stanley Consultants, Inc. ("Stanley"), Michael Baker, Jr., Inc. ("Baker") and us. Stanley, Baker and we each own an equal one-third interest in SBH. SBH has a contract for an indefinite delivery and indefinite quantity for construction management and general architect-engineer services for facilities in Iraq with the U.S. Army Corps of Engineers. The increase of $1,141,000 reflects the increased scope of SBH's services in support of the Iraq Reconstruction Program.

We received no distributions from the Pike/Hill joint venture during 2007.

Operating Profit

Operating profit increased $6,239,000, or 54.9%, from $11,373,000 in 2006 to $17,612,000 in 2007, principally due to higher CFR and gross profit, partially offset by higher direct and SG&A expenses.

Interest Expense, net

Net interest expense increased $121,000 to $433,000 in 2007 as compared with $312,000 in 2006, primarily due to increased borrowings for funds required for the acquisition of KJM.

Income Taxes

For 2007, we recognized an income tax expense of $2,788,000 compared to an income tax expense of $2,534,000 for 2006, principally relating to higher taxable income in 2007.

The effective tax rates for the years of 2007 and 2006 were 16% and 23%, respectively. Our effective tax rate continues to decline because a greater portion of our profit comes from foreign operations which are taxed at lower rates, if at all. We also realized a significant tax credit in 2007 resulting from the reversal of a prior year's uncertain tax position amounting to $648,000 as required by FIN 48. Excluding this reversal, our effective tax rate would have been 20% in 2007.

Net Earnings

Our net earnings in 2007 were $14,144,000, or $0.45 per diluted common share, based upon 31,387,000 diluted common shares outstanding as compared to net earnings in 2006 of $8,580,000, or $0.46 per diluted common share, based upon 18,489,000 diluted common shares outstanding. The diluted earnings per share for 2007 were unfavorably impacted by a significant increase in diluted shares outstanding as a result of (i) the merger of Hill and Arpeggio in June 2006, (ii) warrants and options becoming more dilutive due to a significant increase in the market price of the Company's common stock in late 2007, and (iii) the exercise of substantially all of the Company's warrants in late 2007. Net earnings improved by $5,564,000 or 64.8%, which was principally due to an increase in CFR, an increase in gross profit margin and a decline in the effective tax rate, partially offset by higher direct and SG&A expenses.

Liquidity and Capital Resources

Arpeggio and Hill Merger

The Merger Agreement provides for Old Hill's stockholders to receive up to an additional 6,600,000 shares of the combined company's common stock, contingent upon the combined company attaining certain earnings targets.

Fiscal Year	Earnings Before Interest and Taxes	Contingent Shares
2006	$ 9,900,000	2,300,000
2007	$13,500,000	2,300,000
2008	$18,400,000	1,000,000
2009	$24,900,000	1,000,000

The Company met the earnings targets for the fiscal years ended December 30, 2006 and December 31, 2007 and 2008 and therefore 2,300,000 shares of the Company's common stock were issued in the second quarter of 2007, 2,300,000 shares were issued in the second quarter of 2008 and 1,000,000 shares will be issued in the second quarter of 2009 to the former stockholders of Old Hill.

The Company has historically funded its business activities with cash flow from operations and borrowings under various credit facilities.

Credit Facilities

Prior to October 31, 2008, we were a party to a loan and security agreement with Bank of America, which provided for up to $35,000,000 to be made available to us on a revolving basis. On October 31, 2008, the loan and security agreement was amended (the "Amended Credit Facility"). The Amended Credit Facility provides for borrowing of up to $60,000,000 and for a letter of credit sub-facility of $20,000,000. The Amended Credit Facility is secured by substantially all of our and PCI's assets, including, without limitation, our accounts receivable, equipment, securities, financial assets and the proceeds of the foregoing, as well as by a pledge of 66.6% of the outstanding capital stock of the following subsidiaries: Hill International S.A., Hill International (UK) Ltd., Hill International (Middle East) Ltd. and James R. Knowles (Holdings) Ltd.

The Amended Credit Facility expires on October 31, 2011. The Amended Credit Facility provides for LIBOR loans and prime rate loans, payable at margins above either Bank of America's prime rate or LIBOR based on the Company's ratio of total debt to EBITDA ranging from 125 to 250 basis points above prime or above LIBOR. At October 31, 2008, the applicable margins were 175 basis points above Bank of America's prime rate and 175 basis points above LIBOR. The Amended Credit Facility contains covenants with respect to our minimum net worth, total debt to EBITDA ratios, fixed charge coverage ratios and billed accounts receivable to total debt ratios, as well as other financial covenants and certain restrictions on the incurrence of debt, on the making of investments, on the payment of dividends, on transactions with affiliates and other affirmative and negative covenants and events of default customary for facilities of its type. At December 31, 2008, there were $14,500,000 of outstanding borrowings under the Amended Credit Facility, and the Company had $9,269,000 in outstanding letters of credit which further reduced availability under the Amended Credit Facility.

We currently have four additional credit facilities with international financial institutions as follows:

- A credit facility with a bank in the Middle East for 11,500,000 AED (approximately $3,131,000 at December 31, 2008) collateralized by certain overseas receivables. The interest rate on that facility is the three-month Emirates InterBank Offer Rate ("EIBOR"), which at December 31, 2008 was 4.3%, plus 2.0%, or 6.3%. At December 31, 2008, there were no outstanding borrowings under this facility which expires on December 24, 2009.

- A credit facility with a European Bank for €1,000,000 (approximately $1,414,000 at December 31, 2008) secured by receivables from one specific project. The interest rate on this facility is bank prime, which at December 31, 2008 was 8.0%, plus 2.5%, or 10.5%. At December 31, 2008, we had no borrowings under this facility which expires on April 30, 2009. We intend to renew this facility prior to the expiration date.
- The Company also maintains an unsecured credit facility with a bank in Spain for €750,000 (approximately $1,061,000 at December 31, 2008). The interest rate on that facility is the three-month EURIBOR rate which at December 31, 2008 was 2.9 %, plus 0.8%, or 3.7%. At December 31, 2008 there were no outstanding borrowings under this facility which expires on December 18, 2009.
- Revolving credit loan payable to Barclays Bank PLC up to £500,000 (approximately $723,000 and $999,000 at December 31, 2008 and December 31, 2007, respectively), with interest at 2.0% plus LIBOR of 2.0% (or 4.0%) and 5.5% (or 7.5%) at December 31, 2008 and December 31, 2007, respectively, collateralized by cross guarantees of all United Kingdom companies. The loan has an expiration date of March 28, 2009. We intend to renew this facility prior to the expiration date.

Acquisitions

Chitester Management Systems, Inc.

On October 22, 2008, the Company acquired all of the outstanding common stock of Chitester Management Systems, Inc. ("Chitester"), a firm that provided construction claims and dispute resolution services nationally. Chitester, which had 14 employees, was based in Tampa, Florida and had an additional office in Westmont, New Jersey. Total consideration amounted to $1,300,000 consisting of a cash payment of $600,000 on the date of closing plus contingent consideration amounting to $700,000 payable in shares of the Company's common stock. The contingent consideration has been withheld for a period of not less than one year as a reserve against indemnification claims. On October 22, 2009, Hill will pay to the sellers the difference, if any, between $700,000 and the amount of any unresolved indemnification claims in shares of Hill common stock valued at the average closing price of the Company's common stock for the ten-day period which ended on October 17, 2008. When all such claims have been resolved, Hill will pay the balance, if any, between the unpaid contingent consideration balance and the amount of all resolved indemnification claims in shares of Hill common stock valued at the average closing price of the Company's common stock for the ten-day period which ended on October 17, 2008. The maximum number of shares issuable for the contingent consideration is 72,211 shares. The results of operations of Chitester are not material to the consolidated results of operations of the Company.

PCI Group, LLC

On July 31, 2008, Hill purchased PCI Group, LLC ("PCI"), a firm that provided scheduling, construction claims, project management support, and software sales and support services throughout the western United States. PCI, which had about 40 employees, was based in Las Vegas and had additional offices in Phoenix, Sacramento, Seattle and Dallas. The purchase price was $6,400,000 consisting of $4,100,000 in cash plus shares of the Company's common stock valued at $2,300,000. At closing, $4,100,000 in cash was paid to the sellers and 82,436 shares of common stock, representing $1,300,000 based on the closing price of the Company's common stock on July 28, 2008, were issued to the sellers. The remaining $1,000,000 is contingent consideration and is being withheld for a period of not less than one year as a reserve against indemnification claims. On July 31, 2009, Hill will pay to the sellers the difference, if any, between $1,000,000 and the amount of any unresolved indemnification claims in shares of Hill common stock valued at the closing price of such shares on July 28, 2008. When all such claims have been resolved, Hill will pay the balance, if any, between the unpaid indemnification reserve and the amount of all resolved indemnification claims in shares of Hill common stock valued at the closing price of such shares on July 28, 2008.

Euromost Polska Sp. z o.o

On May 27, 2008, Hill International S.A., the Company's wholly-owned subsidiary, acquired all of the outstanding capital stock of Euromost Polska Sp. z o.o ("Euromost"), a Warsaw-headquartered firm, with about 130 employees, that provides project management and other construction consulting services throughout Poland. The consideration paid by Hill International S.A. consisted of cash amounting to €10,850,000 ($16,861,000 at the exchange rate at the date of acquisition) and a note amounting to €500,000 ($772,000) payable on June 17, 2009. The note is subject to reduction to satisfy any of the sellers' indemnification obligations. The sellers may receive additional consideration of up to €5,350,000 ($8,413,000) under an earn-out arrangement payable at the rate of €2,775,000 ($4,364,000) in 2009 and €2,575,000 ($4,049,000) in 2010 based on the earnings before interest and taxes ("EBIT") of Euromost for the years ending December 31, 2008 and 2009, respectively. Both earn-outs decline by €4 for every €1 that EBIT is below the agreed targets. Based on Euromost's 2008 performance, Euromost achieved a 2008 earn-out payout of approximately €1,079,000 (approximately $1,526,000 based on the exchange rate at December 31, 2008) which will be paid to the sellers during the second quarter of 2009.

Gerens Management Group, S.A.

On February 15, 2008, Hill International S.A., our wholly-owned subsidiary, acquired 60% of the outstanding capital stock of Gerens Management Group, S.A. ("Gerens"), a Spanish-headquartered firm that provides project management services on major construction projects throughout Spain as well as in Western Europe and Latin America. The consideration paid by Hill International S.A. was €10,800,000 ($15,981,000 at the exchange rate at the date of acquisition) in cash.

In connection with the acquisition, Gerens' shareholders, including Hill International S.A., entered into an agreement whereby the minority shareholders have the right to compel Hill International S.A. to purchase any or all of their shares during the period from March 31, 2010 to March 31, 2020. Hill International S.A. also has the right to compel the minority shareholders to sell any or all of their shares during the period from March 31, 2011 to March 31, 2021. The purchase price for such shares shall be the greater of (a) €18,000,000 increased by the General Price Index (capped at 3.5% per annum) or (b) ten times the company's earnings before interest and income taxes for the prior fiscal year, multiplied by a percentage which the shares to be purchased bear to the total number of shares outstanding at the time of the purchase. Such amount may be increased by increases in equity subsequent to the acquisition date, and can be paid in cash or shares of our common stock at the option of the sellers.

John Shreeves Holdings Ltd.

On January 4, 2008, Hill International (UK) Ltd., our wholly-owned subsidiary, acquired John Shreeves Holdings Ltd. and its operating subsidiary John Shreeves & Partners Ltd. (collectively "Shreeves"), a London-based firm that provides project management and cost consultancy services on primarily private-sector projects throughout the United Kingdom. Total consideration amounted to £1,850,000 ($3,700,000 at the exchange rate at the date of acquisition) consisting of a cash payment of £1,650,000 ($3,300,000) on the date of closing and a cash payment of £200,000 ($400,000) payable six months after the closing date.

Additional Capital Requirements

We experience lags between receipt of fees from our clients and payment of our costs. In order to continue our growth, and in light of the cash obligations described above, we have entered into an amended credit agreement that allows for borrowings up to $60,000,000 with Bank of America. However, we may seek additional debt financing beyond this amount.

Sources of Additional Capital

At December 31, 2008, our cash and cash equivalents amounted to approximately $20,430,000. We cannot provide any assurance that other sources of financing will be available, or if available, that the financing will be on terms acceptable to us.

Cash Flow Activity During the Year Ended December 31, 2008

For the year ended 2008, our cash decreased by $45,698,000 to $20,430,000. Cash used in operations was $9,830,000, cash used in investing activities was $41,334,000 and cash provided by financing activities was $10,200,000. We also experienced a decrease in cash of $4,734,000 from the effect of foreign currency exchange rate fluctuations.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2008 was $9,830,000. Cash provided by operations is attributable to net income of $17,651,000 for the period adjusted by non-cash items included in net income and working capital changes such as:

- depreciation and amortization of $6,385,000;
- equity in earnings of affiliates of $3,658,000;
- bad debt expense of $3,361,000;
- a deferred tax benefit of $2,282,000;
- stock-based compensation expense of $1,630,000; and
- issuance of restricted stock of $1,099,000.

Working capital changes which increased cash provided from operations included the following:

- an increase in accounts payable and accrued expenses of $3,064,000, principally due to accrual of the Euromost earn-out and the result of organic growth and acquisition, partially offset by the reversal of a legal liability claim amounting to $3,350,000 accrued in the Wartsila matter; and
- an increase in deferred revenue of $1,621,000 primarily due to the timing of work performed on projects in Europe and as a result of organic growth and acquisitions.

Working capital changes which decreased cash provided from operations included the following:

- an increase in accounts receivable of $23,940,000 due to increased revenue as a result of organic growth and acquisitions;
- an increase in accounts receivable—affiliates of $5,742,000 due to the timing of collections from SBH and Hill TMG;
- an increase in prepaid and other current assets of $4,278,000 primarily due to the timing of payments for various selling, general and administrative expenses;
- a decrease in income taxes payable of $3,023,000 due primarily to the benefits from the reversal of a prior years uncertain tax position partially offset by a modification to the cash to accrual adjustment required when the company became publicly held; and
- an increase in other assets of $1,660,000 primarily due to the acquisition of a partnership interest.

Investing Activities

Net cash used in investing activities was $41,334,000. We spent $6,882,000 to purchase computers, office equipment, furniture and fixtures and used $37,296,000, net of cash acquired, on the Gerens, Shreeves, Euromost, PCI and Chitester acquisitions. We also received $2,844,000 as distributions from SBH.

Financing Activities

Net cash provided by financing activities was $10,200,000. We received $ 13,888,000 in net borrowings under our credit facilities and we also received $1,105,000 from the exercise of stock options and purchases under our Employee Stock Purchase Plan. We made payments on notes payable amounting to $901,000. We also spent $5,939,000 to acquire treasury stock. Due to bank increased $2,047,000 due to the timing of certain payments which were disbursed but not immediately funded by the bank.

Recent Accounting Pronouncements

FASB Statement No. 157

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which became effective on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Implementation of SFAS No. 157 will not have a material impact on our financial statements.

FASB Staff Position No. 157-1

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions*, which became effective for the Company on January 1, 2008. This FSP excludes FASB Statement No. 13, *Accounting for Leases*, and its related interpretive accounting pronouncements from the provisions of SFAS No. 157. Implementation of this standard will not have a material effect on our financial statements.

FASB Staff Position FAS No. 157-2

In February 2008, the FASB issued FSP No. 157-2, *Effective Date of FASB Statement No. 157,* which delays the Company's January 1, 2008 effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. Implementation of this standard is not expected to have a material effect on our financial statements.

FASB Statement No. 159

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,* which became effective for the company on January 1, 2008. This standard permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. Implementation of SFAS No. 159 will not have a material effect on our financial statements.

FASB Statement No. 141 (revised 2007)

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations,* which became effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. The Statement requires acquisition-related costs, as well as restructuring costs the acquirer expects to incur for which it is not obligated at acquisition date, to be recorded against income rather than included in purchase-price determination. It also requires recognition of contingent arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in income.

FASB Statement No. 160

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,* which became effective for the Company January 1, 2009, with retroactive adoption of the Statement's presentation and disclosure requirements for existing minority interests. This standard will require ownership interests in subsidiaries held by parties other than the parent to be presented within the equity section of the consolidated balance sheet but separate from the parent's equity. It will also require the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated income statement. Certain changes in a parent's ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. Implementation of SFAS No. 160 had no effect on our consolidated financial statements.

Staff Accounting Bulletin No. 110

In December 2007, the SEC released Staff Accounting Bulletin ("SAB") No. 110 which indicates that the staff will continue to accept, under certain circumstances, the use of the simplified method in developing an estimate of the expected term for "plain vanilla" options in accordance with SFAS No. 123(R), *Share-Based Payment.* The Company has no historical data on which to base its estimate (see Note 13 to the Company's consolidated financial statements), and, accordingly, it will continue to use the simplified method until such historical data becomes available.

Quarterly Fluctuations

Our operating results vary from period to period as a result of the timing of projects and the growth of our business. We do not believe that our business is seasonal.

Off-Balance Sheet Arrangements

	Total	2009	2010 - 2011	2012 - 2013	2014 and later
			(in thousands)		
Performance and advance payment bonds (1)	$16,874	$ 5,434	$11,124	$203	$113
Bid bonds (2)	5,025	365	4,660	—	—
Letters of credit (3)	9,269	8,995	274	—	—
	$31,168	$14,794	$16,058	$203	$113

(1) Represents guarantee of service performance bonds issued through international banks required under certain international contracts.

(2) Represents bid bonds issued through international banks as part of the bidding process for new work to demonstrate the financial strength of the Company. These bonds are usually outstanding for short periods.

(3) Represents letters of credit issued through a domestic bank in connection with securing a judgment against the Company and in support for certain performance, advance payments and bid bonds.

Contractual Obligations

	Total	2009	2010 - 2011	2012 - 2013	2014 and later
			(in thousands)		
Long-term debt obligations	$15,981	$1,344	$14,633	$ 4	$ —
Interest expense on notes payable (1)	2,085	748	1,337	—	—
Operating lease obligations (2)	28,426	7,774	11,420	7,093	2,139
	$46,492	$9,866	$27,390	$7,097	$2,139

(1) Estimated using the interest rates in effect at December 31, 2008.

(2) Represents future minimum rental commitments under non-cancelable leases which comprise the majority of the operating lease obligations presented above. The Company expects to fund these commitments with existing cash and cash flow from operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to risks associated with foreign currency fluctuations and changes in interest rates.

Foreign Exchange Rates

We are exposed to foreign currency exchange rate risk resulting from our operations outside of the U.S. which are denominated in British pounds sterling, Euros, U.A.E. Dirhams, Polish zloty as well as other currencies. We do not comprehensively hedge our exposure to currency rate changes; however, we limit exposure to foreign currency fluctuations in most of our contracts through provisions that require client payments to be in currencies corresponding to the currency in which costs are incurred. As a result, we typically do not need to hedge foreign currency cash flows for contract work performed. The functional currency of our significant foreign operations is the local currency.

Interest Rates

All of our borrowings under our revolving credit facilities bear interest at variable rates. If market interest rates had changed by 100 basis points, interest expense and our cash flows would have changed by $81,000 and $49,000, respectively.

Item 8. Financial Statements and Supplementary Data

HILL INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2008	December 31, 2007
Assets		
Cash and cash equivalents	**$ 20,430**	$ 66,128
Cash—restricted	**2,613**	3,749
Accounts receivable, less allowance for doubtful accounts of $5,999 and $5,143	**118,124**	83,151
Accounts receivable—affiliate	**9,136**	3,394
Prepaid expenses and other current assets	**10,043**	4,961
Income taxes receivable	**578**	550
Deferred tax asset	**568**	495
Total current assets	**161,492**	162,428
Property and equipment, net	**11,776**	6,463
Cash—restricted, net of current portion	**1,933**	1,308
Retainage receivable, less allowance for doubtful accounts of $38 and $38	**915**	820
Acquired intangibles, net	**19,774**	10,228
Goodwill	**41,290**	21,587
Investments	**11,854**	1,480
Other assets	**5,007**	2,885
Total assets	**$254,041**	$207,199
Liabilities and Stockholders' Equity		
Due to bank	**$ 2,906**	$ 942
Current maturities of notes payable	**1,344**	1,766
Accounts payable and accrued expenses	**49,606**	43,128
Income taxes payable	**2,607**	4,377
Deferred revenue	**16,617**	2,954
Other current liabilities	**7,483**	6,481
Total current liabilities	**80,563**	59,648
Notes payable, net of current maturities	**14,637**	604
Retainage payable	**1,359**	815
Deferred tax liabilities	**4,569**	1,877
Deferred revenue	**3,559**	10,924
Other liabilities	**10,338**	4,701
Total liabilities	**115,025**	78,569
Minority interest	**3,510**	259
Commitments and contingencies (Notes 17 and 18)		
Stockholders' equity:		
Preferred stock, $.0001 par value; 1,000,000 shares authorized, none issued	**—**	—
Common stock, $.0001 par value; 75,000,000 shares authorized, 41,715,185 shares and 38,953,111 shares issued at December 31, 2008 and 2007, respectively	**4**	4
Additional paid-in capital	**114,555**	106,481
Retained earnings	**45,957**	28,306
Accumulated other comprehensive earnings	**(15,744)**	257
	144,772	135,048
Less treasury stock of 1,764,111 shares and 599,282 shares, at cost	**(9,266)**	(3,327)
Less stock held in escrow of 303,495 shares at December 31, 2008 and 755,160 shares at December 31, 2007	**—**	(3,350)
Total stockholders' equity	**135,506**	128,371
Total liabilities and stockholders' equity	**$254,041**	$207,199

See accompanying notes to consolidated financial statements.

HILL INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
For the Fiscal Years Ended 2008, 2007 and 2006
(In thousands, except per share data)

	2008	2007	2006
Consulting fee revenue	**$333,882**	$203,118	$129,987
Reimbursable expenses	**46,600**	87,205	67,485
Total revenue	**380,482**	290,323	197,472
Cost of services	**182,728**	106,824	71,022
Reimbursable expenses	**46,600**	87,205	67,485
Total direct expenses	**229,328**	194,029	138,507
Gross profit	**151,154**	96,294	58,965
Selling, general and administrative expenses	**132,614**	80,903	48,672
Equity in earnings of affiliates	**(3,658)**	(2,221)	(1,080)
Operating profit	**22,198**	17,612	11,373
Minority interest in earnings of subsidiaries	**1,027**	247	(53)
Interest expense (income), net	**(134)**	433	312
Earnings before provision for income taxes	**21,305**	16,932	11,114
Provision for income taxes	**3,654**	2,788	2,534
Net earnings	**$ 17,651**	$ 14,144	$ 8,580
Basic earnings per common share	**$ 0.43**	$ 0.53	$ 0.50
Basic weighted average common shares outstanding	**40,809**	26,720	17,240
Diluted earnings per common share	**$ 0.43**	$ 0.45	$ 0.46
Diluted weighted average common shares outstanding	**41,148**	31,387	18,489

See accompanying notes to consolidated financial statements.

HILL INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the Fiscal Years Ended 2008, 2007 and 2006

(in thousands)

	Common Stock		Additional	Retained	Accumulated Other	Treasury Stock		Shares Held in Escrow		Due from	Total
	Shares Issued	Amount	Paid-in Capital	Earnings	Comprehensive Earnings/(Loss)	Shares	Amount	Shares	Amount	Stockholder	Stockholders' Equity
Balance—December 31, 2005	15,624	$ 1	$ 2,009	$ 5,582	$ (25)	3,864	$ (583)	—	$ —	$ (825)	$ 6,159
Net earnings	—	—	—	8,580	—	—	—	—	—	—	8,580
Retirement of treasury shares	(3,864)	—	(583)	—	—	(3,864)	583	—	—	—	—
Advances to stockholder	—	—	—	—	—	—	—	—	—	(183)	(183)
Repayment of advances to stockholder	—	—	—	—	—	—	—	—	—	1,008	1,008
Exercise of employee stock options	2,740	—	1,401	—	—	—	—	—	—	—	1,401
Shares held in escrow	—	—	—	—	—	—	—	1,740	(3,865)	—	(3,865)
Purchase of shares for employees income tax withholding	—	—	—	—	—	526	(2,788)	—	—	—	(2,788)
Issuance of common stock in connection with reverse acquisition of Arpeggio, net of acquisition cost	8,300	1	34,060	—	—	—	—	—	—	—	34,061
Shares converted on vote against merger	—	—	—	—	—	4	(24)	—	—	—	(24)
Stock-based compensation expense	—	—	59	—	—	—	—	—	—	—	59
Stock issued to Board of Directors	30	—	155	—	—	—	—	—	—	—	155
Tax benefit from stock plan	—	—	957	—	—	—	—	—	—	—	957
Other comprehensive income	—	—	—	—	516	—	—	—	—	—	516
Balance—December 30, 2006	22,830	2	38,058	14,162	491	530	(2,812)	1,740	(3,865)	—	46,036
Net earnings	—	—	—	14,144	—	—	—	—	—	—	14,144
Issuance of common stock for earnout	2,300	1	(1)	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	337	—	—	—	—	—	—	—	337
Stock issued to Board of Directors	30	—	210	—	—	—	—	—	—	—	210
Transfer of shares held in escrow	—	—	—	—	—	69	(515)	(69)	515	—	—
Release of shares held in escrow	—	—	—	—	—	—	—	(916)	—	—	—
Exercise of warrants	13,576	1	67,877	—	—	—	—	—	—	—	67,878
Cashless exercise of units	217	—	—	—	—	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	(234)	—	—	—	—	—	(234)
Balance—December 31, 2007	38,953	4	106,481	28,306	257	599	(3,327)	755	(3,350)	—	128,371
Net earnings	—	—	—	**17,651**	—	—	—	—	—	—	**17,651**
Issuance of common stock for earnout	**2,300**	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	**1,630**	—	—	—	—	—	—	—	**1,630**
Issuance of restricted stock	**67**	—	**1,099**	—	—	—	—	—	—	—	**1,099**
Stock options exercised	**19**	—	**146**	—	—	—	—	—	—	—	**146**
Shares issued under employee stock purchase plan	**159**	—	**959**	—	—	—	—	—	—	—	**959**
Shares issued in satisfaction of contingent consideration for KJM	**134**	—	**1,955**	—	—	—	—	—	—	—	**1,955**
Shares issued for acquisition of PCI	**83**	—	**1,300**	—	—	—	—	—	—	—	**1,300**
Transfer of shares held in escrow	—	—	—	—	—	—	—	**(452)**	**3,350**	—	**3,350**
Purchase of treasury stock	—	—	—	—	—	**1,165**	**(5,939)**	—	—	—	**(5,939)**
Tax effect of imputed interest	—	—	**985**	—	—	—	—	—	—	—	**985**
Foreign currency translation	—	—	—	—	**(16,001)**	—	—	—	—	—	**(16,001)**
Balance—December 31, 2008	**41,715**	**$ 4**	**$114,555**	**$45,957**	**$(15,744)**	**1,764**	**$(9,266)**	**$ 303**	**$ —**	**$ —**	**$135,506**

See accompanying notes to consolidated financial statements.

HILL INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
For the Fiscal Years Ended 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
Net earnings	**$ 17,651**	$14,144	$8,580
Foreign currency translation, net of tax	**(16,001)**	(234)	516
Comprehensive earnings	**$ 1,650**	$13,910	$9,096

See accompanying notes to consolidated financial statements.

HILL INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net earnings	**$ 17,651**	$ 14,144	$ 8,580
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:			
Depreciation and amortization	**6,385**	3,740	1,995
Equity in earnings of affiliates	**(3,658)**	(2,221)	(1,080)
Minority interest in income of subsidiaries	**1,027**	247	46
Provision for bad debts	**3,361**	2,271	886
Deferred tax (benefit) provision	**(2,282)**	338	(5)
Stock based compensation	**1,630**	337	59
Tax benefit from stock plan	**—**	—	957
Stock issued to Board of Directors	**1,099**	123	155
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	**(23,940)**	(20,719)	(21,241)
Accounts receivable—affiliate	**(5,742)**	(2,703)	(80)
Prepaid expenses and other current assets	**(4,278)**	(1,233)	(700)
Income taxes receivable	**(29)**	(550)	—
Retainage receivable	**(95)**	10	134
Other assets	**(1,660)**	(2,216)	(65)
Accounts payable and accrued expenses	**3,064**	2,836	8,588
Income taxes payable	**(3,023)**	1,173	667
Deferred revenue	**1,621**	5,223	5,701
Other current liabilities	**(1,313)**	2,145	(1,669)
Retainage payable	**544**	286	(348)
Other liabilities	**(191)**	(336)	977
Net cash flow (used in) provided by operating activities	**(9,830)**	2,895	3,557
Cash flows from investing activities:			
Purchase of businesses, net of cash acquired	**(37,296)**	(8,499)	(16,626)
Distributions from affiliate	**2,844**	1,528	687
Restricted cash	**—**	3,350	(3,350)
Purchase of minority interest in Knowles	**—**	(58)	—
Payments for purchase of property and equipment	**(6,882)**	(3,121)	(1,874)
Net cash flow used in investing activities	**(41,334)**	(6,800)	(21,163)
Cash flows from financing activities:			
Due to bank	**2,047**	324	428
Proceeds from long-term debt	**—**	—	12,483
Payments on notes payable	**(901)**	(711)	(13,138)
Net borrowings (payments) on revolving loans	**13,888**	(7,664)	(6,578)
Dividends paid to subsidiaries' minority stockholders	**—**	(166)	—
Advances to stockholder	**—**	—	(183)
Repayment from stockholder	**—**	—	1,008
Proceeds from issuance of common stock in merger, net of acquisition cost of $2,417	**—**	—	31,573
Proceeds from exercise of stock options and warrants	**146**	67,878	—
Proceeds from stock issued under employee stock purchase plan	**959**	—	—
Purchase of treasury stock	**(5,939)**	—	—
Net cash flow provided by financing activities	**10,200**	59,661	25,593
Effect of exchange rate changes on cash	**(4,734)**	(847)	516
Net (decrease) increase in cash and cash equivalents	**(45,698)**	54,909	8,503
Cash and cash equivalents—beginning of period	**66,128**	11,219	2,716
Cash and cash equivalents—end of period	**$ 20,430**	$ 66,128	$ 11,219

See accompanying notes to consolidated financial statements.

HILL INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Company

Hill International, Inc. ("Hill" or "the Company") is a construction consulting firm headquartered in Marlton, New Jersey that provides both fee-based project management and construction claims consulting services to clients worldwide. Hill's clients include the U.S. federal government, U.S. state and local governments, foreign governments and the private sector. Hill's business was established in 1976 as a closely held corporation. On June 28, 2006, the Hill business merged with and into Arpeggio Acquisition Corporation ("Arpeggio"), a specified purpose acquisition company, at which time Arpeggio changed its name to "Hill International, Inc." The Company is organized into two key operating divisions: the Project Management Group and the Construction Claims Group.

Note 2—Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of Hill International, Inc. and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Commencing in 2007, the Company changed its fiscal year to end on December 31. Prior to 2007, the Company utilized a 52-53 week fiscal year ending on the Saturday closest to December 31. The difference resulting from this change in reporting period is not significant.

Arpeggio Acquisition Corporation

Arpeggio was incorporated in Delaware on April 2, 2004 as a blank check company, the objective of which was to acquire an operating business in the United States or Canada. The Company's initial stockholders purchased 1,500,000 common shares, $0.0001 par value, for $25,000 on April 2, 2004.

On June 30, 2004, Arpeggio consummated an Initial Public Offering ("Offering") and raised net proceeds of approximately $36,800,000. Arpeggio sold 6,800,000 Units in the Offering, which included 300,000 Units subject to the underwriters' overallotment option. Each Unit consisted of one share of the Company's common stock, $0.0001 par value, and two Redeemable Common Stock Purchase Warrants as described in Note 13. Approximately $36,700,000 was deposited into an interest bearing trust account ("Trust Fund") until the earlier of (i) the consummation of its first Business Combination or (ii) the liquidation of Arpeggio. The remaining net proceeds were used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

Merger and Accounting Treatment

On June 28, 2006, Arpeggio consummated a merger with Hill International, Inc., a Delaware corporation ("Old Hill"), in which Old Hill merged with and into Arpeggio pursuant to an Agreement and Plan of Merger dated December 5, 2005, as amended (the "Merger Agreement"), among Arpeggio, Old Hill and certain stockholders of Old Hill. The stockholders of Old Hill received 14,500,000 shares of Arpeggio's common stock in exchange for all of the outstanding common shares of Old Hill. Immediately following the merger, the stockholders of Old Hill owned approximately 63.6% of the total voting power of Arpeggio. Accordingly, the merger was accounted for as a reverse acquisition under U.S. generally accepted accounting principles pursuant to which Old Hill was considered to be the acquiring entity and Arpeggio was the acquired company for accounting purposes, accompanied by a recapitalization of Old Hill. As a result of this reverse purchase accounting treatment, (i) the historical financial statements presented for periods prior to the date of the merger are no longer the historical financial statements of Arpeggio; (ii) the historical financial statements for periods prior to the date of the merger are those of Old Hill, (iii) all references to the historical financial statements of the Company apply to the historical financial statements of Old Hill prior to and subsequent to the merger, and (iv) any references to Arpeggio apply solely to that company and its financial statements prior to the merger.

Twelve percent (12%) or 1,740,000 of the 14,500,000 shares of Arpeggio common stock issued to the Old Hill stockholders at the time of the merger were placed into escrow to secure the indemnity rights of Arpeggio under the Merger Agreement and are governed by the terms of an escrow agreement. The shares were divided into two tranches: (a) 1,450,000 shares to cover non-tax indemnities ("Basic Indemnity Shares") and (b) 290,000 shares to cover tax indemnities ("Tax Indemnity Shares"). These shares, minus any shares applied in satisfaction of a claim for indemnification, were to be returned to the stockholders on the following dates: April 30, 2007 for the Basic Indemnity Shares and December 31, 2010 for the Tax Indemnity Shares. At April 30, 2007, a total of 465,160 shares were allocated to the Company for satisfaction of certain claims and will be placed in treasury stock in the event the claims are ultimately paid. Effective April 30, 2007, a total of 915,300 of the Basic Indemnity Shares were released to the stockholders. Due to the settlement of the Wartsila matter (see Note 17), 451,665 shares will be released to the stockholders. The remaining 13,495 Basic Indemnity Shares and 290,000 Tax Indemnity Shares were retained in escrow.

One Arpeggio stockholder, owning 3,900 shares of Arpeggio common stock, voted against the merger and requested to receive his pro rata share of cash in the Trust Fund. The combined company remitted to that stockholder approximately $24,000 in exchange for his shares.

The Company agreed to withhold its common stock due to certain Old Hill option holders and to remit to the proper taxing authorities payment for income taxes due on income realized by them from the exercise of their options. The total amount remitted to the taxing authorities was approximately $2,800,000 and the Company received 529,742 shares of its common stock which is included in treasury stock.

The Merger Agreement also provides for Old Hill's stockholders to receive up to an additional 6,600,000 shares of the combined company's common stock, contingent upon the combined company attaining certain earnings targets as follows:

Fiscal year	Earnings before interest and taxes	Contingent shares
2006	$ 9,900,000	2,300,000
2007	$13,500,000	2,300,000
2008	$18,400,000	1,000,000
2009	$24,900,000	1,000,000

The Company met the earnings targets for the fiscal years ended December 30, 2006 and December 31, 2007 and 2008 and therefore 2,300,000 shares of the Company's common stock were issued in the second quarter of 2007, 2,300,000 shares were issued in the second quarter of 2008 and 1,000,000 shares will be issued in the second quarter of 2009 to the former stockholders of Old Hill.

Upon consummation of the merger, approximately $37,500,000 was released from trust to be used by the combined company. The total direct and incremental costs of approximately $3,400,000 incurred by the Company for professional services in connection with the merger were reflected as a reduction of additional paid-in capital as of the effective date of the merger.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates affecting the consolidated financial statements that are particularly significant include revenue recognition, allocation of purchase price to acquired intangibles and goodwill, recoverability of long-lived assets, income taxes, allowance for doubtful accounts and commitments and contingencies.

(c) Foreign Currency Translations and Transactions

Assets and liabilities of all foreign operations are translated at year-end rates of exchange, and the statements of operations are translated at the average rates of exchange for the year. Gains or losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or substantially liquidated.

Gains or losses from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in net earnings.

(d) Fair Value of Financial Instruments

The fair value of financial instruments, which primarily consists of cash and cash equivalents, net receivables and accounts payable, approximates carrying value due to the short-term nature of the instruments. The carrying value of long-term debt approximates its fair value as the interest rate is variable.

(e) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments in money market funds and investment grade securities held with high quality financial institutions. The Company considers all highly liquid instruments purchased with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

(f) Restricted Cash

Restricted cash primarily represents advance payments from clients required to be maintained in foreign accounts to serve as collateral for bonds or guarantees on several projects. The cash will remain restricted until the respective project has been completed, which typically is greater than one year.

(g) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable.

The Company maintains its cash accounts with high quality financial institutions. Although we currently believe that the financial institutions with whom we do business, will be able to fulfill their commitments to us, there is no assurance that those institutions will be able to continue to do so.

The Company provides professional services, under contractual arrangements, to domestic and foreign governmental units, institutions and the private sector. To reduce credit risk, the Company performs ongoing credit evaluations of its clients and does not require collateral beyond customary retainers.

The Company had no client that accounted for 10% or more of total revenue in 2008, one client that accounted for 17% of total revenue in 2007, and two clients that collectively accounted for a total of 30% of total revenue in 2006.

The Company had no client that accounted for more than 10% of accounts receivable at December 31, 2008 and one client that accounted for 12% of accounts receivable at December 31, 2007.

The Company has several contracts with U.S. federal government agencies that accounted for 12%, 12%, and 8% of total revenue during the fiscal years 2008, 2007 and 2006, respectively.

(h) Allowance for Doubtful Accounts

The allowance for doubtful accounts is an estimate prepared by management based on identification of the collectibility of specific accounts and the overall condition of the receivable portfolios. When evaluating the adequacy of the allowance for doubtful accounts, the Company specifically analyzes trade receivables, including retainage receivable, historical bad debts, client credits, client concentrations, client credit worthiness, current economic trends and changes in client payment terms. If the financial condition of clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Likewise, should the Company determine that it would be able to realize more of its receivables in the future than previously estimated, an adjustment to the allowance would increase income in the period such determination was made. The allowance for doubtful accounts is reviewed on a quarterly basis and adjustments are recorded as deemed necessary.

(i) Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is provided over the estimated useful lives of the assets as follows:

	Method	Estimated Useful Life
Furniture and equipment	Straight-line	10 years
Leasehold improvements	Straight-line	Shorter of estimated useful life or lease term
Computer equipment and software	Straight-line	3 to 5 years
Automobiles	Straight-line	5 years

Under the provisions of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company capitalizes costs associated with internally developed and/or purchased software systems the have reached the application development stage and meet recoverability tests. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software, payroll and payroll-related expenses for employees who are directly associated with and devote time to the internal-use software project. Capitalization of such costs begins when the preliminary project stage is complete and ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to existing systems, are expensed as incurred.

Upon retirement or other disposition of these assets, the cost and related depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in results of operations. Expenditures for maintenance, repairs and renewals of minor items are charged to expense as incurred. Major renewals and improvements are capitalized.

(j) Retainage Receivable

Retainage receivable represents balances billed but not paid by clients pursuant to retainage provisions in the construction management contracts and will be due upon completion of specific tasks or the completion of the contract. The current portion of retainage receivable is included in accounts receivable in the Consolidated Balance Sheets. The long-term portion of retainage receivable is included in retainage receivable in the Consolidated Balance Sheets.

(k) Long-Lived Assets

Acquired intangible assets consist of contract rights, client related intangibles and trade names arising from the Company's acquisitions. These assets are amortized over their estimated lives which range from three to ten years.

The Company follows the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which establishes accounting standards for the impairment of long-lived assets such as property and equipment and intangible assets subject to amortization. The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flow discounted at a rate commensurate with the risks associated with the recovery of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

(l) Goodwill

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations accounted for as purchases.

The Company follows the provision of SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires an annual impairment test for goodwill and intangible assets with indefinite lives. Under SFAS No. 142, the first step of the impairment test requires that the Company determine the fair value of each reporting unit, and compare the fair value to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit's fair value to all of its recognized and unrecognized assets and liabilities in order to determine the implied fair value of the reporting unit's goodwill as of the assessment date. The implied fair value of the reporting unit's goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date.

Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the businesses, the useful life over which cash flows will occur, and determination of the Company's weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for each reporting unit. The Company performed its annual impairment test effective July 1, 2008 and noted no impairment for either of its reporting units. In the future, the Company will continue to perform the annual test during its fiscal third quarter unless events or circumstances indicate an impairment may have occurred before that time. Although the global economy has further deteriorated in the latter part of 2008, the Company has determined that goodwill has not been impaired subsequent to the assessment performed during the third quarter.

(m) Investments

Gerens Management Group, S.A.

In connection with the acquisition of Gerens Management Group, S.A. ("Gerens") (see Note 3), the Company obtained the following investments:

- Concessia, Cartera y Gestion de Infrastructuras, S.A.—Gerens has paid $1,695,000 for a 5.16% interest in this entity. This entity will invest in the equity of companies which finance, construct and operate various public and private infrastructure projects. The payment represents 25% of the total required capital contribution. Gerens has accrued the remaining commitment of approximately $5,084,000 and has included that amount in the cost of the investment and in other liabilities in the accompanying consolidated balance sheet.

- Neuvo Hospital de Burgos, S.A.—Gerens has paid $645,000 for a 5% interest in this entity. Upon completion of construction, this entity will operate the hospital for a period of up to 27 years. The payment represents 25% of the total required capital contribution. Gerens has accrued the remaining commitment of approximately $1,932,000 and has included that amount in the cost of the investment and in other liabilities in the accompanying consolidated balance sheet.
- Nuevo Parque de Bomberos Mallorca, S.A.—Gerens' investment amounts to approximately $271,000 which represents a 10% fully-paid interest in this entity which will construct and finance certain public works facilities located in Mallorca. Upon completion of the construction phase, the facilities will be sold to the municipality.

Stanley Baker Hill, LLC

The Company owns a one-third interest in Stanley Baker Hill, LLC ("SBH"), which is accounted for using the equity method. SBH was formed in February 2004 for the purpose of providing various architect-engineer and construction management services in connection with the Iraq Reconstruction Program.

Hill/TMG Joint Venture

The Company owns a 50% interest in the members' equity of Hill/TMG Joint Venture ("Hill TMG"), which is accounted for using the equity method. Hill TMG was formed in May 2008 between Talaat Moustafa Group Holding Co. ("TMG") and Hill. Hill TMG is managing the construction of several of TMG's largest developments in Egypt.

Other

The Company will, in the ordinary course, form joint ventures for specific projects. These joint ventures typically require limited or no investment and provide a pass-through for the Company's billings. Any distributions in excess of the Company's billings are accounted for as income when received.

(n) Due to Bank

Under the Company's cash-management system, certain cash accounts reflect credit balances to the extent checks were disbursed but not immediately funded at the bank. The Company manages this process daily and ensures all checks are funded when presented. The amounts of these credit balances were approximately $2,906,000 and $942,000 at December 31, 2008 and December 31, 2007, respectively.

(o) Deferred Revenue

In certain instances the Company may collect advance payments from clients for future services. Upon receipt, the payments are reflected as deferred revenue in the Company's Consolidated Balance Sheet. As the services are performed, the Company reduces the balance and recognizes revenue.

(p) Deferred Rent

Rent expenses related to operating leases where scheduled rent increases exist is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is recorded as a liability. The non-current portion of deferred rent at December 31, 2008 and December 31, 2007 was $745,000 and $614,000, respectively, and is included in other liabilities on the consolidated balance sheets. The current portion of deferred rent at December 31, 2008 and December 31, 2007 was $268,000 and $58,000, respectively, and is included in other current liabilities on the consolidated balance sheets.

(q) Income Taxes

The Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating its actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's Consolidated Balance Sheets. The Company must assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent it believes recovery is not likely, the Company must establish a valuation allowance. To the extent the Company establishes a valuation allowance in a period; it must include an expense within the tax provision in the consolidated statements of earnings. The Company has recorded a valuation allowance to reduce the deferred tax asset to an amount that is more likely than not to be realized in future years. If the Company determines in the future that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be adjusted. Effective January 1, 2007, the Company implemented Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for income tax benefits that are uncertain in nature.

Under FIN 48, a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management's assessment is that the position is "more likely than not" (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term "tax position" in FIN 48 refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption.

(r) Revenue Recognition

The Company generates revenue primarily from providing professional services to its clients. Revenue is generally recognized upon the performance of services. In providing these services, the Company may incur reimbursable expenses, which consist principally of amounts paid to subcontractors and other third parties and travel and other job related expenses that are contractually reimbursable for clients. In accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, and EITF 01-14, *Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred*, the Company has assessed the indicators provided in EITF 99-19 and determined that it will include reimbursable expenses in computing and reporting its total revenue as long as the Company remains responsible to the client for the fulfillment of the contract and for the overall acceptability of all services provided.

The Company earns its revenues from time-and-materials, cost-plus and fixed-price contracts. If estimated total costs on any contract indicate a loss, the Company charges the entire estimated loss to operations in the period the loss becomes known. The cumulative effect of revisions to revenue, estimated costs to complete contracts, including penalties, incentive awards, change orders, claims, anticipated losses, and others are recorded in the accounting period in which the events indicating a loss are known and the loss can be reasonably estimated. Such revisions could occur at any time and the effects may be material.

Time-and-Materials Contracts

Under its time-and-materials contracts, the Company negotiates hourly billing rates and charges its clients based on the actual time that the Company spends on a project. In addition, clients reimburse the Company for its actual out-of-pocket costs of materials and other direct incidental expenditures that the Company incurs in connection with its performance under the contract. Its profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that the Company directly charges or allocates to contracts compared with negotiated billing rates. Revenues on these contracts are recognized based on the actual number of hours the Company spends on the projects plus any actual out-of-pocket costs of materials and other direct incidental expenditures that the Company incurs on the projects. Its time-and-materials contracts also generally include annual billing rate adjustment provisions.

Cost-Plus Contracts

The Company has two major types of cost-plus contracts:

Cost-Plus Fixed Fee

Under cost-plus fixed fee contracts, the Company charges its clients for its costs, including both direct and indirect costs, plus a fixed negotiated fee. In negotiating a cost-plus fixed fee contract, the Company estimates all recoverable direct and indirect costs and then adds a fixed profit component. The total estimated cost plus the negotiated fee represents the total contract value. The Company recognizes revenues based on the actual labor costs, based on hours of labor effort, plus non-labor costs the Company incurs, plus the portion of the fixed fee the Company has earned to date. The Company invoices for its services as revenues are recognized or in accordance with agreed-upon billing schedules. Aggregate revenues from cost-plus fixed fee contracts may vary based on the actual number of labor hours worked and other actual contract costs incurred. However, if actual labor hours and other contract costs exceed the original estimate agreed to by its client, the Company generally must obtain a change order, contract modification, or successfully prevail in a claim in order to receive additional revenues relating to the additional costs (see "*Change Orders and Claims*").

Cost-Plus Fixed Rate

Under its cost-plus fixed rate contracts, the Company charges clients for its costs plus negotiated rates based on its indirect costs. In negotiating a cost-plus fixed rate contract, the Company estimates all recoverable direct and indirect costs and then adds a profit component, which is a percentage of total recoverable costs to arrive at a total dollar estimate for the project. The Company recognizes revenues based on the actual total number of labor hours and other costs the Company expends at the cost plus the fixed rate the Company negotiated. Similar to cost-plus fixed fee contracts, aggregate revenues from cost-plus fixed rate contracts may vary and the Company generally must obtain a change order, contract modification, or successfully prevail in a claim in order to receive additional revenues relating to any additional costs that exceed the original contract estimate (see "*Change Orders and Claims*").

Labor costs and subcontractor services are the principal components of its direct costs on cost-plus contracts, although some include materials and other direct costs. Some of these contracts include a provision that the total actual costs plus the fee will not exceed a guaranteed price negotiated with the client. Others include rate ceilings that limit the reimbursement for general and administrative costs, overhead costs and materials handling costs. The accounting for these contracts appropriately reflects such guaranteed price or rate ceilings.

Firm Fixed-Price ("FFP") Contracts

The Company's FFP contracts have historically accounted for most of its fixed-price contracts. Under FFP contracts, the Company's clients pay it an agreed amount negotiated in advance for a specified scope of work. The Company recognizes revenues on FFP contracts using the percentage-of-completion method (recognizing revenue as costs are incurred). Profit margins the Company recognizes in all periods prior to completion of the project on any FFP contract depend on the accuracy of the Company's estimates of approximate revenue and expenses and will increase to the extent that its current estimates of aggregate actual costs are below amounts previously estimated. Conversely, if the Company's current estimated costs exceed prior estimates, its profit margins will decrease and the Company may realize a loss on a project. In order to increase aggregate revenue on the contract, the Company generally must obtain a change order, contract modification, or successfully prevail in a claim in order to receive payment for the additional costs (see "*Change Orders and Claims*").

Change Orders and Claims

Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. Either the Company or its client may initiate change orders. They may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Claims are amounts in excess of the agreed contract price that the Company seeks to collect from its clients or others for client-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs.

Change orders and claims occur when changes are experienced once contract performance is underway. Change orders are sometimes documented and terms of such change orders are agreed with the client before the work is performed. Sometimes circumstances require that work progresses before agreement is reached with the client. Costs related to change orders and claims are recognized when they are incurred. Change orders and claims are included in total estimated contract revenue when it is probable that the change order or claim will result in a bona fide addition to contract value that can be reliably estimated. No profit is recognized on claims until final settlement occurs. This can lead to a situation where costs are recognized in one period and revenues are recognized when client agreement is obtained or claims resolution occurs, which can be in subsequent periods.

The Company has contracts with the U.S. government that contain provisions requiring compliance with the U.S. Federal Acquisition Regulations ("FAR"). These regulations are generally applicable to all of its federal government contracts and are partially or fully incorporated in many local and state agency contracts. They limit the recovery of certain specified indirect costs on contracts subject to the FAR. Cost-plus contracts covered by the FAR provide for upward or downward adjustments if actual recoverable costs differ from the estimate billed under forward pricing arrangements. Most of its federal government contracts are subject to termination at the convenience of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

Federal government contracts which are subject to the FAR and some state and local governmental agencies require audits, which are performed for the most part by the Defense Contract Audit Agency ("DCAA"). The DCAA audits the Company's overhead rates, cost proposals, incurred government contract costs, and internal control systems. During the course of its audits, the DCAA may question incurred costs if it believes the Company has accounted for such costs in a manner inconsistent with the requirements of the FAR or Cost Accounting Standards ("CAS") and recommend that its U.S. government corporate administrative contracting officer disallow such costs. Historically, the Company has not experienced significant disallowed costs as a result of such audits. However, the Company can provide no assurance that the DCAA audits will not result in material disallowances of incurred costs in the future.

(s) Share-Based Compensation

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*. The Company uses the Black-Scholes option pricing model to measure the estimated fair value of the options under SFAS No. 123(R). The compensation expense, less forfeitures, is being recognized over the service period on a straight-line basis. The Company's policy is to use newly issued shares to satisfy the exercise of stock options.

(t) Advertising Costs

Advertising costs are expensed as incurred. Such expenses for the years ended December 31, 2008, December 31, 2007 and December 30, 2006, are approximately $849,000, $666,000 and $450,000, respectively.

(u) Earnings per Share

Basic earnings per common share and diluted earnings per common share are presented in accordance with SFAS No. 128, *Earnings per Share*. Basic earnings per common share has been computed using the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per common share incorporates the incremental shares issuable upon the assumed exercise of stock options and warrants using the treasury stock method.

Dilutive stock options and warrants increased average common shares outstanding by approximately 339,000 shares, 4,667,000 shares and 1,249,000 shares for the years ended December 31, 2008, December 31, 2007 and December 30, 2006, respectively.

Options to purchase 113,000 shares, 682,000 shares and 25,000 shares of the Company's common stock were not included in the calculation of common shares outstanding for the years ended December 31, 2008, December 31, 2007 and December 30, 2006, respectively, because they were anti-dilutive.

Warrants to purchase 13,600,000 shares of the Company's common stock and an underwriter's option to purchase 300,000 units consisting of one share of the Company's common stock and two warrants to purchase shares of the Company's common stock were not included in the calculation of common shares outstanding for the year ended December 30, 2006 because they were anti-dilutive.

(v) Recent Accounting Pronouncements

FASB Statement No. 157

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which became effective on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Implementation of SFAS No. 157 did not have a material impact on the Company's consolidated financial statements.

FASB Staff Position No. 157-1

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions*, which became effective for the Company on January 1, 2009. This FSP excludes FASB Statement No. 13, *Accounting for Leases*, and its related interpretive accounting pronouncements from the provisions of SFAS No. 157. Implementation of this standard will not have a material effect on the Company's consolidated financial statements.

FASB Staff Position FAS No. 157-2

In February 2008, the FASB issued FSP No. 157-2, *Effective Date of FASB Statement No. 157,* which delayed the Company's January 1, 2008 effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. Implementation of this standard will not have a material effect on the Company's consolidated financial statements.

FASB Statement No. 159

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,* which became effective on January 1, 2008. This standard permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. Implementation of SFAS No. 159 did not have a material effect on the Company's consolidated financial statements.

FASB Statement No. 141 (revised 2007)

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations,* which became effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. The Statement requires acquisition-related costs, as well as restructuring costs the acquirer expects to incur for which it is not obligated at acquisition date, to be recorded against income rather than included in purchase-price determination. It also requires recognition of contingent arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in income.

FASB Statement No. 160

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,* which became effective for the Company January 1, 2009, with retroactive adoption of the Statement's presentation and disclosure requirements for existing minority interests. This standard will require ownership interests in subsidiaries held by parties other than the parent to be presented within the equity section of the consolidated balance sheet but separate from the parent's equity. It will also require the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated income statement. Certain changes in a parent's ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. Implementation of SFAS No. 160 had no effect on the Company's consolidated financial statements.

Staff Accounting Bulletin No. 110

In December 2007, the SEC released Staff Accounting Bulletin ("SAB") No. 110 which indicates that the staff will continue to accept, under certain circumstances, the use of the simplified method in developing an estimate of the expected term for "plain vanilla" options in accordance with SFAS No. 123(R), *Share-Based Payment.* The Company has limited historical data on which to base its estimate (see Note 12) to the Company's consolidated financial statements) and, accordingly, it will continue to use the simplified method until such historical data becomes available.

Note 3—Acquisitions

In December 2007, the FASB issued SFAS No. 141(R) which became effective for the Company on January 1, 2009. SFAS No. 141(R) requires that all acquisition-related costs, as well as restructuring costs the acquirer expects to incur for which it is not obligated at acquisition date, to be recorded against income rather than included in purchase-price determination. During 2008, the Company expensed $621,000 of costs related to due diligence efforts for discontinued and potential acquisitions.

Chitester Management Systems, Inc.

On October 22, 2008, the Company acquired all of the outstanding common stock of Chitester Management Systems, Inc. ("Chitester"), a firm that provided construction claims and dispute resolution services nationally. Chitester provided the Company's Construction Claims segment with expanded geographical coverage in Tampa, Florida and Westmont, New Jersey. Total consideration amounted to $1,300,000 consisting of a cash payment of $600,000 on the date of closing plus contingent consideration amounting to $700,000 payable in shares of the Company's common stock. The contingent consideration has been withheld for a period of not less than one year as a reserve against indemnification claims. On October 22, 2009, Hill will pay to the sellers the difference, if any, between $700,000 and the amount of any unresolved indemnification claims in shares of Hill common stock valued at the average closing price of the Company's common stock for the ten-day period which ended on October 17, 2008. When all such claims have been resolved, Hill will pay the balance, if any, between the unpaid contingent consideration balance and the amount of all resolved indemnification claims in shares of Hill common stock valued at the average closing price of the Company's common stock for the ten-day period which ended on October 17, 2008. The maximum number of shares issuable for the contingent consideration is 72,211 shares. These shares are not currently outstanding, however, they have been included in the computation of earnings per share for the year ended December 31, 2008. The Company has included the contingent consideration of $700,000 in other current liabilities in the consolidated balance sheet at December 31, 2008. The results of operations of Chitester are not material to the Company's consolidated results of operations.

The acquired intangibles have a weighted average life of 8.8 years. The intangible assets consist of a client related intangible of $345,000 with a 10 year life and a contract intangible of $56,000 with a two year life. Goodwill amounting to $492,000 has been allocated to the Construction Claims segment and is deductible for income tax purposes.

PCI Group, LLC

On July 31, 2008, Hill purchased PCI Group, LLC ("PCI"), a firm that provided scheduling, construction claims, project management support, and software sales and support services throughout the western United States. PCI provided the Company's Construction Claims segment with additional presence in Las Vegas, Phoenix, Sacramento, Seattle and Dallas. The purchase price was $6,400,000 consisting of $4,100,000 in cash plus shares of the Company's common stock valued at $2,300,000. At closing, $4,100,000 in cash was paid to the sellers and 82,436 shares of the Company's common stock, representing $1,300,000 based on the closing price of the Company's common stock on July 28, 2008, were issued to the sellers. The remaining $1,000,000 is contingent consideration and is being withheld for a period of not less than one year as a reserve against indemnification claims. On July 31, 2009, Hill will pay to the sellers the difference, if any, between $1,000,000 and the amount of any unresolved indemnification claims in shares of Hill common stock valued at the closing price of such shares on July 28, 2008. When all such claims have been resolved, Hill will pay the balance, if any, between the unpaid contingent consideration balance and the amount of all resolved indemnification claims in shares of Hill common stock valued at the closing price of such shares on July 28, 2008. The maximum number of shares issuable for the contingent consideration is 63,412 shares. These shares are not currently outstanding, however, they have been included in the computation of earnings per share for the year ended December 31, 2008. The Company has included the contingent consideration of $1,000,000 in other current liabilities in the consolidated balance sheet at December 31, 2008.

The acquisition was accounted for under the purchase method of accounting and accordingly, the results of operations and cash flows of PCI have been included in the accompanying consolidated financial statements for the period subsequent to the acquisition date. At December 31, 2008, the total purchase price, including the contingent consideration of $1,000,000 and acquisition expenses of $121,000, was $6,521,000. The following table summarizes the allocation (which is preliminary and subject to change) of the purchase price based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$ (31)
Other current assets	1,080
Fixed assets	84
Acquired intangibles	2,948
Goodwill	4,204
Total assets acquired	8,285
Current liabilities assumed	(251)
Deferred taxes	(1,513)
Net assets acquired	$ 6,521

The acquired intangibles have a weighted average life of 9.1 years. The intangible assets consist of a client related intangible of $2,528,000 with a 10 year life, a contract intangible of $325,000 with a four year life and a trade name intangible of $95,000 with a life of two years. Goodwill amounting to $4,203,000 has been allocated to the Construction Claims segment and is not deductible for income tax purposes.

Euromost Polska Sp. z o.o

On May 27, 2008, Hill International S.A., the Company's wholly-owned subsidiary, acquired all of the outstanding capital stock of Euromost Polska Sp. z o.o ("Euromost"), a Warsaw-headquartered firm, provides project management and other construction consulting services throughout Poland. Euromost also has offices in Krakow, Wroclaw and Gdynia. The consideration paid by Hill International S.A. consisted of cash amounting to €10,850,000 ($16,861,000 at the exchange rate at the date of acquisition) and a non-interest bearing note amounting to €500,000 ($772,000) payable on June 17, 2009. The note is subject to reduction to satisfy any of the sellers' indemnification obligations. The sellers may receive additional consideration of up to €5,350,000 ($8,413,000) under an earn-out arrangement payable at the rate of €2,775,000 ($4,364,000) in 2009 and €2,575,000 ($4,049,000) in 2010 based on the future financial performance of Euromost for the years ending December 31, 2008 and 2009, respectively. Based on Euromost's 2008 performance, Euromost achieved a 2008 earn-out payout of approximately €1,079,000 ($1,526,000 based on the exchange rate at December 31, 2008) which will be paid to the sellers during the second quarter of 2009.

The acquisition was accounted for under the purchase method of accounting and accordingly, the results of operations and cash flows of Euromost have been included in the accompanying consolidated financial statements for periods subsequent to the acquisition date. The total purchase price, including acquisition expenses of $712,000, was $18,345,000.

The following table summarizes the allocation of the purchase price based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$ 1,754
Other current assets	3,995
Fixed assets	188
Acquired intangibles	9,656
Goodwill	6,753
Total assets acquired	22,346
Current liabilities assumed	(2,166)
Deferred taxes	(1,835)
Net assets acquired	$18,345

The acquired intangibles have a weighted average life of 5.6 years. The intangible assets consist of a client related intangible of $4,981,000 with a 7 year life, a contract intangible of $4,369,000 with a 3.6 year life and a trade name intangible of $347,000 with a life of ten years. Goodwill has been allocated to the Project Management segment and is not deductible for income tax purposes.

Gerens Management Group, S.A.

On February 15, 2008, Hill International S.A., the Company's wholly-owned subsidiary, acquired 60% of the outstanding capital stock of Gerens Management Group, S.A. ("Gerens"), a Spanish-headquartered firm that provides project management services on major construction projects throughout Spain as well as in Western Europe and Latin America. The consideration paid by Hill International S.A. was €10,800,000 ($15,981,000 at the exchange rate at the date of acquisition) in cash. The remaining minority stockholders of Gerens, who own 40% of the company, consist of Gerens' Managing Director as well as a group of major Spanish savings banks. Gerens, which has about 250 employees, changed its name to Gerens Hill International, S.A. immediately following the acquisition.

Gerens is headquartered in Madrid, Spain and has additional offices in Barcelona, Spain and Cancun, Mexico. The company has managed the construction of major projects in various sectors, including residential, commercial, healthcare, retail and leisure, infrastructure, and hotels and resorts. Gerens brings together extensive knowledge of the Spanish market and worldwide experience in the management and control of complex design and construction processes offering their clients project management and independent technical consultancy services.

In connection with the acquisition, Gerens' shareholders, including Hill International S.A., entered into an agreement whereby the minority shareholders have a right to compel Hill International S.A. to purchase any or all of their shares during the period from March 31, 2010 to March 31, 2020. Hill International S.A. also has the right to compel the minority shareholders to sell any or all of their shares during the period from March 31, 2011 to March 31, 2021. The purchase price for such shares shall be the greater of (a) €18,000,000 increased by the General Price Index (capped at 3.5% per annum) or (b) ten times the company's earnings before interest and income taxes for the prior fiscal year, multiplied by a percentage which the shares to be purchased bear to the total number of shares outstanding at the time of the purchase. Such amount may be increased by increases in equity subsequent to the acquisition date, and can be paid in cash or shares of our common stock at the option of the sellers.

The acquisition was accounted for under the purchase method of accounting and accordingly, the results of operations and cash flows of Gerens have been included in the accompanying consolidated financial statements for periods subsequent to the acquisition date. The total purchase price, including acquisition expenses of $451,000, was $16,432,000. The following table summarizes the allocation (which is preliminary and subject to change) of the purchase price based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$ 2,513
Other current assets	11,324
Furniture and equipment	1,110
Investment in affiliates	10,043
Other assets	482
Acquired intangibles	2,885
Goodwill	10,540
Total assets acquired	38,897
Current liabilities assumed	(11,577)
Deferred taxes	(866)
Long term liabilities	(7,440)
Minority interest	(2,582)
Net assets acquired	$ 16,432

The acquired intangibles have a weighted average life of 7.9 years. The intangible assets consist of a client related intangible of $1,154,000 with a 10 year life, a contract intangible of $1,332,000 with a four year life and a trade name intangible of $400,000 with a fifteen year life. Goodwill has been allocated to the Project Management segment and is not deductible for income tax purposes.

John Shreeves Holdings Ltd.

On January 4, 2008, Hill International (UK) Ltd., a wholly-owned subsidiary of the Company, acquired John Shreeves Holdings Ltd. and its operating subsidiary John Shreeves & Partners Ltd. (collectively "Shreeves"), a London-based firm that provides project management and cost consultancy services on primarily private-sector projects throughout the United Kingdom. The acquired business will continue to operate under the Shreeves brand name until its operations have been consolidated with Hill's. Total consideration amounted to £1,850,000 ($3,700,000 at the exchange rate on the date of acquisition) consisting of a cash payment of £1,650,000 ($3,300,000) on the date of closing and a cash payment of £200,000 ($400,000) which was paid on July 3, 2008. The Company acquired intangible assets and goodwill amounting to $1,614,000 and $1,802,000, respectively. The acquired intangibles have a weighted average life of 9.1 years. The intangible assets consist of a client related intangible of $1,384,000 with a 10 year life, a contract intangible of $178,000 with a four year life and a trade name intangible of $52,000 with a life of two years. Goodwill has been allocated to the Project Management segment and is not deductible for income tax purposes. The results of operations of Shreeves are not material to the consolidated results of operations of the Company.

The following unaudited pro forma information assumes the above acquisitions had occurred on December 31, 2006. The pro forma information, as presented below, is not necessarily indicative of the results that would have been obtained had the acquisitions occurred on that date, nor is it necessarily indicative of the Company's future results.

	2008	2007
	(in thousands)	
Total revenue	$396,779	$254,938
Net earnings	$ 17,458	$ 13,854
Basic earnings per share	$ 0.43	$ 0.52
Diluted earnings per share	$ 0.42	$ 0.44

The pro forma net earnings reflects adjustments for amortization of intangibles, stock-based compensation expense, interest charges and income taxes.

KJM & Associates, Ltd.

On May 10, 2007, the Company acquired all of the common stock of KJM & Associates, Ltd. ("KJM"). KJM provided project management and project controls services primarily for the transportation and education markets. KJM was headquartered in Bellevue, Washington and provided the Company's Project Management Group with new and expanded geographic coverage in Washington, Oregon, California, Arizona, Texas and New York.

The Company paid $9,350,000 consisting of $8,350,000 in cash plus 136,593 shares of restricted common stock of the Company (the "Restricted Shares") initially valued at $1,000,000. The Restricted Shares were valued based on the average closing price of the Company's common stock for the 10 trading days prior to the closing date. The Restricted Shares will be held in escrow for one year as security for any indemnification obligations of KJM's selling stockholder. Since the Restricted Shares are subject to forfeiture, they were not be considered outstanding for accounting purposes until the end of the contingency period, at which time the fair value of the shares actually distributed were accounted for as additional purchase consideration. On May 10, 2008, the Company issued 134,360 shares of common stock, then valued at $1,955,000, in satisfaction of the contingent purchase consideration. Substantially all of KJM's operations were integrated into Hill on September 1, 2007.

The acquisition was accounted for under the purchase method of accounting, effective as of May 1, 2007, and accordingly, the results of operations and cash flows of KJM have been included in the accompanying Consolidated Financial Statements for the period subsequent to the effective date. At December 31, 2008, the total purchase price, including acquisition expenses of $182,000, was $10,507,000. The following table summarizes the allocation of the purchase price based on the fair value of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$ 53
Other current assets	3,862
Furniture and equipment	224
Other assets	37
Acquired intangibles	3,345
Goodwill	4,739
Total assets acquired	12,260
Current liabilities assumed	(1,725)
Long term liabilities	(28)
Net assets acquired	$10,507

The acquired intangibles have a weighted average life of 9.1 years. The intangible assets consist of a client related intangible of $2,854,000 with a 10 year life, a contract intangible of $366,000 with a four year life, a trade name intangible of $107,000 with a life of two years and a covenant-not-to-compete of $18,000 with a three year life. Goodwill has been allocated to the Project Management segment and is deductible for income tax purposes. The results of operations of KJM were not material to the Company's consolidated statement of earnings.

Note 4—Receivables

	December 31, 2008	December 31, 2007
	(in thousands)	
Billed	**$ 98,558**	$73,835
Retainage, current portion	**4,696**	3,399
Unbilled	**20,869**	11,060
	124,123	88,294
Allowance for doubtful accounts	**(5,999)**	(5,143)
Total	**$118,124**	$83,151

Unbilled receivables primarily represent revenue earned on contracts, which the Company is contractually precluded from billing until predetermined future dates.

Included in billed receivables are $1,699,000 and $3,072,000 of amounts due from various branches of the U.S. government and $10,717,000 and $6,368,000 of receivables from foreign governments at December 31, 2008 and December 31, 2007, respectively.

Note 5—Property and Equipment

	December 31, 2008	December 31, 2007
	(in thousands)	
Furniture and equipment	**$ 6,653**	$ 3,619
Leasehold improvements	**1,047**	786
Computer equipment and software	**12,457**	8,046
Automobiles	**708**	110
	20,865	12,561
Less accumulated depreciation and amortization	**(9,089)**	(6,098)
Property and equipment, net	**$11,776**	$ 6,463

The Company capitalized approximately $615,000 and $687,000 of internal-use software acquisition and development costs during the years ended December 31, 2008 and December 31, 2007, respectively.

Depreciation and amortization expense of $3,222,000, $2,397,000 and $1,505,000 was recorded for the fiscal years ended 2008, 2007 and 2006, respectively. Depreciation and amortization expense is included in selling, general and administrative expenses in the consolidated statements of earnings.

Note 6—Intangible Assets

The following table summarizes the Company's acquired intangible assets as of December 31, 2008 and December 31, 2007:

	December 31, 2008		December 31, 2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)			
Acquired contract rights	**$ 7,628**	**$3,462**	$ 2,505	$2,274
Client relationships	**17,210**	**2,401**	13,853	4,225
Trade names	**1,200**	**409**	618	263
Covenant not to compete	**18**	**10**	18	4
Total	**$26,056**	**$6,282**	$16,994	$6,766
Intangible assets, less accumulated amortization	**$19,774**		$10,228	

Amortization expense related to intangible assets totaled $3,162,000, $1,343,000, and $490,000 for the fiscal years ended December 31, 2008, December 31, 2007 and December 30, 2006, respectively. The following table presents the estimated amortization expense based on our present intangible assets for the next five fiscal years:

Year ending December 31,	Estimated Amortization Expense
	(in thousands)
2009	$3,576
2010	$3,438
2011	$3,334
2012	$2,479
2013	$2,033

Note 7—Goodwill

The Company follows the provision of SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires an annual impairment test for goodwill and intangible assets with indefinite lives. Under SFAS No. 142, the first step of the impairment test requires that the Company determine the fair value of each reporting unit, and compare the fair value to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit's fair value to all of its recognized and unrecognized assets and liabilities in order to determine the implied fair value of the reporting unit's goodwill as of the assessment date. The implied fair value of the reporting unit's goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date.

Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the businesses, the useful life over which cash flows will occur, and determination of the Company's weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for each reporting unit. The Company performed its annual impairment test effective July 1, 2008 and noted no impairment for either of its reporting units. In the future, the Company will continue to perform the annual test during its fiscal third quarter unless events or circumstances indicate an impairment may have occurred before that time. Although the global economy has further deteriorated, we have determined that goodwill has not been impaired subsequent to our third quarter assessment.

The additions to goodwill in 2007 relate to the finalization of the Knowles' purchase price allocation ($2,378,000), acquisition of the minority interest of a Knowles' subsidiary ($221,000), and the acquisition of KJM ($2,525,000). The additions to goodwill in 2008 relate to the acquisitions of Shreeves ($1,802,000), Gerens ($10,540,000), Euromost ($6,753,000), PCI ($4,204,000), Chitester ($492,000), payment of contingent consideration for KJM ($1,954,000), a adjustment to the deferred tax asset related to the Knowles acquisition $359,000) and the accrued earn-out payable to Euromost ($1,526,000).

The following table summarizes the changes in the Company's carrying value of goodwill during 2007 and 2008:

Segment	Balance at December 30, 2006	Additions	Translation Adjustments	Balance at December 31, 2007	Additions	Translation Adjustments	Balance at December 31, 2008
				(in thousands)			
Construction Claims	$16,072	$2,467	$264	$18,803	**$ 5,054**	**$(5,221)**	**$18,636**
Project Management	—	2,784	—	2,784	**22,576**	**(2,706)**	**22,654**
Total	$16,072	$5,251	$264	$21,587	**$27,630**	**$(7,927)**	**$41,290**

Note 8—Accounts Payable and Accrued Expenses

Below are the components of accounts payable and accrued expenses:

	December 31, 2008	December 31, 2007
	(in thousands)	
Accounts payable	**$17,067**	$16,909
Accrued payroll	**18,088**	12,920
Accrued subcontractor fees	**4,193**	6,084
Accrued legal and professional cost	**6,552**	4,601
Accrued earnout related to Euromost acquisition	**1,526**	—
Other accrued expenses	**2,180**	2,614
Total	**$49,606**	$43,128

Note 9—Notes Payable

Outstanding debt obligations are as follows:

	December 31, 2008	December 31, 2007
	(in thousands)	
Revolving credit loan payable to Bank of America up to $60,000,000. The weighted average interest rate for all borrowings at December 31, 2008 was 5.00% (For more information see below and Note 18.)	**$14,500**	$ —
Note payable, due February 1, 2009, for the Pickavance acquisition with an original issue discount of $231,000 at an imputed interest rate of 8.0%	**407**	1,175
Revolving credit loan payable to Barclays Bank PLC up to £500,000 (approximately $723,000 and $999,000 at December 31, 2008 and December 31, 2007, respectively), with interest at 2.00% plus LIBOR of 2.0% (or 4.00%) and 5.50% (or 7.50%) at December 31, 2008 and December 31, 2007, respectively, collateralized by cross guarantees of all United Kingdom companies. The loan has an expiration date of March 28, 2009. The Company intends to renew this facility prior to the expiration date.	**106**	735
Revolving credit loan payable to Egnatia Bank up to €1,000,000 (approximately $1,414,000 and $1,473,000 at December 31, 2008 and December 31, 2007), with interest rates at 2.50% plus Egnatia Bank's prime rate of 8.00% (or 10.50%) at December 31, 2008 and interest rates at 2.50% plus Egnatia Bank's prime rate of 7.00% (or 9.50%) at December 31, 2007, collateralized by certain assets of the Company. The loan has an expiration date of April 30, 2009. The Company intends to renew this facility prior to the expiration date.	**—**	191
Note payable in connection with the Euromost acquisition, non-interest bearing, due June 17, 2009	**707**	—
Other notes payable	**261**	269
	15,981	2,370
Less current maturities	**1,344**	1,766
Notes payable, net of current maturities	**$14,637**	$ 604

On December 31, 2008, the Company was a party to a loan and security agreement with Bank of America which provides for up to $60,000,000 to be made available on a revolving basis (the "Credit Facility"). The Credit Facility provides for a letter of credit sub-facility of $20,000,000. The Credit Facility is secured by substantially all of the Company's domestic assets, including, without limitation, its accounts receivable, equipment, securities, financial assets and proceeds from the sale of the foregoing, as well as by a pledge of 66.6% of the outstanding capital stock of the following subsidiaries: Hill International S.A., Hill International (UK) Ltd., Hill International (Middle East) Ltd. and James R. Knowles (Holdings) Ltd.

The Credit Facility has a term extending until October 31, 2011. The Credit Facility provided for LIBOR loans and prime rate loans, payable at margins above either Bank of America's prime rate or LIBOR based on the Company's ratio of total debt to EBITDA ranging from 125 to 250 basis points above prime or LIBOR. At December 31, 2008, the applicable margins were 175 basis points above both Bank of America's prime rate of 3.25% (or 5.00%) and LIBOR rate of 0.44% (or 2.19%). At December 31, 2007 the applicable margins were zero basis points above Bank of America's prime rate of 7.13% and 150 basis points above LIBOR of 5.50% (or 7.00%). The Credit Facility contains covenants with respect to the Company's minimum net worth, total debt to EBITDA ratios, fixed charge coverage ratios and billed accounts receivable to total debt ratios, as well as other financial covenants and certain restrictions on the incurrence of debt, on the making of investments, on the payment of dividends, on transactions with affiliates and other affirmative and negative covenants and events of default customary for facilities of its type. At December 31, 2008 the Company had $9,269,000 in outstanding letters of credit which reduced availability under the Credit Facility.

The Company also maintains a credit facility with a bank in the Middle East for 11,500,000 AED (approximately $3,131,000 at both December 31, 2008 and December 31, 2007) collateralized by certain overseas receivables. The interest rate on that facility is the three-month Emirates InterBank Offer Rate ("EIBOR"), which at December 31, 2008 was 4.33%, plus 2.00% (or 6.33%) and at December 31, 2007 was 4.90% plus 2.00% (or 6.90%). There were no outstanding borrowings under this facility at both December 31, 2008 and December 31, 2007. This facility expires on December 24, 2009.

The Company also maintains an unsecured credit facility with a bank in Spain for €750,000 (approximately $1,061,000 at December 31, 2008). The interest rate on that facility is the three month EURIBOR rate which at December 31, 2008 was 3.68%, plus 0.75% (or 4.43%). At December 31, 2008 there were no outstanding borrowings under this facility which expires on December 18, 2009.

Note 10—Noncash Investing and Financing Activities

On March 24, 2006, options to purchase 482,767 shares of common stock with an exercise price of $0.37 per share and options to purchase 48,277 shares of common stock with an exercise price of $0.53 per share were exercised on a cashless basis when the fair market value was $5.47 resulting in the issuance of 493,465 shares of common stock. On June 28, 2006, options to purchase 2,838,669 shares of common stock with exercise prices ranging from $0.37 to $3.08 were exercised on a cashless basis resulting in the issuance of 2,246,852 shares of common stock. The exercises on March 24, 2006 and June 28, 2006 resulted in 3,369,713 options exercised, 629,396 shares surrendered and 2,740,317 shares issued.

The Company agreed to withhold common stock otherwise issuable to certain option holders, including to its President and Chief Operating Officer and to its Senior Vice President and Chief Accounting Officer, to cover payroll taxes resulting from income recognized by those individuals upon exercise of the options. The total amount due to the taxing authorities was approximately $2,800,000 for which the Company withheld 525,952 shares of common stock which is reflected as treasury stock.

Under the Merger Agreement with Arpeggio, shareholders of Old Hill agreed to escrow 1,450,000 shares to indemnify the Company against identified litigation claims in excess of amounts recorded at September 30, 2005 and other indemnifications. As of December 30, 2006, the Company had specifically identified judgments and awards totaling $3,865,000. During 2007, from the shares held in escrow, 69,540 shares representing $515,000 were released to the Company in satisfaction of one claim and have been placed in treasury.

On each of April 15, 2008 and April 9, 2007, the Company issued 2,300,000 shares of its common stock in connection with the earn-out provision of the Merger Agreement with Arpeggio.

On each of August 9, 2007 and August 16, 2006, the Company issued 30,000 shares to its non-employee directors as partial compensation for services as directors on the Company's Board through the next annual stockholders meeting. The Company recorded expense of $123,000 and $155,000 in selling, general and administrative expenses in the consolidated statements of earnings for the years ended December 31, 2007 and December 30, 2006, respectively.

In connection with Arpeggio's initial public offering, representatives of the underwriter were granted options to purchase 300,000 units, consisting of one share of common stock and two warrants to purchase common stock for $6.25 per share. In November 2007, the representatives exercised the options on a cashless basis resulting in the issuance of 217,510 shares of the Company's common stock.

On March 25, 2008, an individual exercised options to purchase 1,000 shares of the Company's common stock on a cashless basis resulting in the issuance of 391 shares of common stock.

During 2008, the Company issued 82,436 shares of its common stock valued at $1,300,000 and a note payable amounting to $772,000 in connection with acquisitions and 134,360 shares of its common stock valued at $1,955,000 in satisfaction of a contingent consideration obligation.

In connection with the settlement of the Wartsila matter (see Note 17), the Company has eliminated both the liability and the stockholders' equity reduction amounting to $3,350,000.

	Years Ended		
	December 31, 2008	December 31, 2007	December 30, 2006
		(in thousands)	
Supplemental disclosures:			
Interest paid	**$ 393**	$ 987	$738
Income taxes paid	**$6,695**	$1,558	$620

Note 11—Equity in Earnings of Affiliates

Stanley Baker Hill, LLC

Equity in earnings of affiliates reflects ownership by the Company of 33.33% of the members' equity of Stanley Baker Hill, LLC ("SBH"). SBH is a joint venture formed in February 2004 between Stanley Consultants, Inc., Michael Baker, Jr, Inc., and Hill.

SBH has a contract for an indefinite delivery and indefinite quantity for construction management and general architect-engineer services for facilities in Iraq with the U.S. Army Corps of Engineers.

Summary information for SBH follows:

	December 31, 2008	December 31, 2007
	(in thousands)	
Current assets	**$27,970**	$18,977
Current liabilities	**22,436**	14,550
Working capital	**5,534**	4,427
Property and equipment, net	**7**	19
Members' equity	**$ 5,541**	$ 4,446

	Years Ended		
	December 31, 2008	December 31, 2007	December 30, 2006
		(in thousands)	
Revenue	**$130,409**	$77,226	$18,770
Net income	**$ 9,195**	$ 6,663	$ 2,972
Summary information of the Company's ownership interest is as follows:			
Equity in earnings of affiliate	**$ 3,065**	$ 2,221	$ 991
Undistributed earnings included in consolidated retained earnings	**$ 221**	$ 1,479	$ 768
Distributions from affiliate	**$ 2,844**	$ 1,528	$ 598

At December 31, 2008 and December 31, 2007, the Company reported receivables totaling $7,654,000 and $3,394,000, respectively, from SBH for work performed by the Company as a subcontractor to SBH. Such amounts were payable in accordance with the subcontract agreement between the Company and SBH.

Revenue from SBH pursuant to such subcontract agreement for the years ended December 31, 2008, December 31, 2007 and December 30, 2006 was $32,570,000, $15,136,000 and $3,704,000, respectively.

Hill TMG

Equity in earnings of affiliates also reflects ownership by the Company of 50.0% of the members' equity of Hill TMG, a joint venture formed in May 2008 between Talaat Moustafa Group Holding Co. ("TMG"), and Hill. Hill TMG is managing the construction of several of TMG's largest developments in Egypt and elsewhere in the Middle East.

At December 31, 2008 the Company reported receivables totaling $1,482,000 for work performed by the Company as a subcontractor to Hill TMG. Such amounts are payable in accordance with the subcontract agreement between the Company and Hill TMG.

Revenue from Hill TMG pursuant to such subcontract agreement for the year ended December 31, 2008 was $2,082,000.

The following table summarizes the equity in earning of affiliates as follows:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
In thousands:			
Stanley Baker Hill	$3,065	$2,221	$ 991
Hill TMG	593	—	—
Pike Hill	—	—	89
Total	$3,658	$2,221	$1,080

Note 12—Share-Based Compensation

2008 Employee Stock Purchase Plan

On June 10, 2008, the stockholders approved the Employee Stock Purchase Plan covering 2,000,000 shares of the Company's common stock. Eligible employees may purchase shares at 85% of the fair market value on the date of purchase. During 2008, employees purchased 158,887 common shares for an aggregate purchase price of $959,000. The Company recognized compensation expense amounting to $169,000 during 2008.

2007 Restricted Stock Grant Plan

On June 10, 2008, the stockholders approved the 2007 Restricted Stock Grant Plan covering 340,000 shares of the Company's common stock. Awards aggregating 335,000 shares were approved by the Compensation Committee on February 28, 2007. The shares vest annually over a five year period commencing on February 28, 2008. On the date of stockholder approval, the fair value of the awards was $5,494,000 which has been recorded as deferred compensation and is being amortized to expense over the corresponding vesting periods. During 2008, the Company recognized compensation expense amounting to $2,015,000.

2006 Employee Stock Option Plan

The 2006 Employee Stock Option Plan (the "Plan") covers 3,000,000 shares of the Company's common stock. Under its terms, directors, officers and employees of the Company and its subsidiaries are eligible to receive non-qualified and incentive stock options. Options granted to non-employee directors vest immediately and have a five year contractual term. Options granted to officers and employees vest over five-years and have a seven year contractual term. Generally, each option has an exercise price equal to the closing quoted market price of a share of the Company's common stock on the date of grant. For grants of incentive stock options, if the grantee owns, or is deemed to own, 10% or more of the total voting power of the Company, then the exercise price shall be 110% of the closing quoted market price on the date of grant and the option will have a five year contractual term. Options that are forfeited or expire are available for future grants. At December 31, 2008, a total of 2,000,500 shares of common stock were reserved for future issuance under the Plan.

The Black-Scholes option valuation model was used to estimate the fair value of the options under SFAS No. 123(R) for 2008, 2007 and 2006. The following table summarizes the fair value of options granted during 2008, 2007 and 2006 and the assumptions used to estimate the fair value (no dividends were assumed):

	December 31, 2008	December 31, 2007	December 30, 2006
Average expected life (years)	**4.76**	3 - 5	5
Forfeiture range	**0% - 15%**	0% - 15%	0%
Weighted average forfeiture rate	**9.2%**	6.1%	0%
Volatility range	**35.2% - 40.7%**	31.2% - 37.4%	44.1%
Weighted average volatility	**36.7%**	37.1%	44.1%
Range of risk-free interest rates	**2.5% - 2.87%**	4.21% - 4.56%	4.81%
Weighted average risk-free interest rate	**2.74%**	4.47%	4.81%
Weighted average fair value at grant date	**$4.30**	$3.01	$2.36

The expected term of the options is estimated based on the "simplified method" as permitted by SAB No. 107. Expected volatility was calculated using the average historical volatility of similar public companies. The risk-free interest rate is based on U.S. Treasury yields for securities in effect at the time of grants with terms approximating the term of the grants. The assumptions used in the Black-Scholes option valuation model are highly subjective, particularly as to stock price volatility of the underlying stock, which can materially affect the resulting valuation.

The summary of the Company's stock option activity and related information for the years ended December 31, 2008, December 31, 2007 and December 30, 2006 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands, except exercise price and remaining life data)			
Outstanding at December 31, 2005	3,418	$ 1.02		
Granted	25	5.22		
Exercised	(3,370)	0.99		
Expired	—	—		
Forfeited	(48)	3.08		
Outstanding at December 30, 2006	25	5.22		
Granted	905	7.66		
Exercised	—			
Expired	—			
Forfeited	(75)	7.58		
Outstanding at December 31, 2007	855	$ 7.60		
Granted	205	12.26		
Exercised	(20)	7.66		
Expired	—	—		
Forfeited	(61)	8.70		
Outstanding at December 31, 2008	979	$ 8.49	5.17	$—
Exercisable at December 31, 2008	217	$ 8.38	4.56	$—

Aggregate intrinsic value represents the difference between the exercise prices and the closing stock price on December 31, 2008. At December 31, 2008, the weighted average exercise price exceeded the closing stock price for both outstanding and exercisable options.

For various price ranges, weighted average characteristics of outstanding stock options at December 31, 2008 are as follows:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at December 31, 2008	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2008	Weighted Average Exercise Price
$ 5.22	25,000	2.62	$ 5.22	25,000	$ 5.22
6.32	40,000	6.85	6.32	—	—
7.01	25,000	3.61	7.01	25,000	7.01
7.35	10,000	5.35	7.35	2,000	7.35
7.43	40,000	5.71	7.43	8,000	7.43
7.57	19,000	5.36	7.57	3,000	7.57
7.67	618,000	5.16	7.67	119,000	7.67
8.44	50,000	3.16	8.44	10,000	8.44
11.10	20,000	6.08	11.10	—	—
12.82	87,500	6.13	12.82	—	—
16.79	45,000	5.49	16.79	25,000	16.79
	979,500	5.17	$ 8.49	217,000	$ 8.38

In the years ended December 31, 2008, December 31, 2007 and December 30, 2006, the Company recorded share-based compensation related to stock options of approximately $546,000, $337,000 and $59,000, respectively, which is included in selling, general and administrative expenses. The Company recorded net tax benefits of approximately $14,000 for the fiscal years 2006, respectively, related to share-based compensation expense.

The following table summarizes the Company's non-vested stock option activity and related information for the years ended December 31, 2008 and December 31, 2007:

	Options	Weighted Average Grant Date Fair Value
	(in thousands, except weighted average grant date fair value)	
Non-vested options at December 30, 2006	—	$ —
Granted	905	7.66
Vested	(25)	7.01
Forfeited	(75)	7.58
Non-vested options at December 31, 2007	805	7.69
Granted	205	12.26
Vested	(187)	8.87
Forfeited	(61)	8.70
Non-vested options at December 31, 2008	762	$ 8.54

At December 31, 2008, total unrecognized compensation cost related to non-vested options was $2,346,000 and will be recognized over the remaining weighted-average service period of 2.2 years.

Note 13—Stockholders' Equity

Stock Repurchase Program

On November 10, 2008, the Board of Directors approved a stock repurchase program whereby the Company may purchase shares of its common stock up to a total purchase price of $20,000,000 over the subsequent 12 months. During 2008, the Company purchased 1,164,829 shares at a cost of approximately $5,939,000 or an average of approximately $5.10 per share.

Warrants

Following Arpeggio's initial public offering, there were 13,600,000 Redeemable Common Stock Purchase Warrants (the "Warrants") issued and outstanding. Each Warrant entitled the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing on June 28, 2006 (the completion of the Hill and Arpeggio merger) and expiring on June 23, 2008 (four years from the effective date of Arpeggio's Initial Public Offering). The Warrants were redeemable at a price of $.01 per Warrant upon 30 days notice, only in the event that the closing market price of the common stock was at least $8.50 per share for any 20 trading days within a 30 trading day period, ending on the third day prior to the date on which notice of redemption is given. On October 23, 2007, the Company notified the warrant holders of its intention to redeem the warrants on November 23, 2007. The holders exercised all but 24,399 warrants which were redeemed by the Company. During 2007, the Company received $67,878,000 in connection with the exercise of warrants.

In connection with its Initial Public Offering, Arpeggio issued an option for $100 to representatives of the underwriters to purchase 300,000 Units at an exercise price of $9.90 per Unit. Each Unit consists of one share of the Company's common stock and warrants to purchase two shares of the Company's common stock at an exercise price of $6.25 per share. In October and November 2007, the holders exercised on a cashless basis their options and the underlying warrants resulting in the issuance of 217,510 shares of the Company's common stock.

Note 14—Transaction with Stockholder

Prior to the merger with Arpeggio in June 2006, from time to time, the Company made cash advances to Irvin E. Richter, its principal stockholder. These advances were non-interest bearing, had no set repayment term and were classified in Stockholders' Equity in the Consolidated Balance Sheets. The entire amount due from the Company's principal stockholder of $1,008,000 was repaid to the Company on April 21, 2006. The Company now has a policy that prohibits advances or loans to executive officers.

Note 15—Selling, General and Administrative Expenses

Also included in selling, general and administrative expenses in the consolidated statements of earnings is bad debt expense of $3,361,000, $2,271,000 and $886,000 for the fiscal years ended 2008, 2007, and 2006, respectively.

Note 16—Income Taxes

The effective tax rates for the years ended December 31, 2008, December 31, 2007 and December 30, 2006 were 17%, 16% and 23% respectively. The Company's effective tax rate continues to remain low since a substantial portion of its profit comes from foreign operations which are taxed at lower rates, if at all. It is anticipated that the Company's effective tax rate may fluctuate in the future due to the mix of foreign and domestic pre-tax earnings.

Income before provision for income taxes is allocated as follows:

	Years Ended		
	December 31, 2008	December 31, 2007	December 30, 2006
		(in thousands)	
Income before (benefit) provision for income taxes from U.S. operations	**$ (1,887)**	$ 3,325	$ 1,622
Income before provision for income taxes from foreign operations	**23,192**	13,607	9,492
	$21,305	$16,932	$11,114

Provision for (benefit from) income taxes consists of the following:

	Current	Deferred	Total
		(in thousands)	
Year ended December 31, 2008:			
U.S. Federal	**$ (445)**	**$ (840)**	**$(1,285)**
State and local	**727**	**(321)**	**406**
Foreign jurisdiction	**4,430**	**103**	**4,533**
	$4,712	**$(1,058)**	**$ 3,654**
Year ended December 31, 2007:			
U.S. Federal	$ 105	$ 1,072	$ 1,177
State and local	97	246	343
Foreign jurisdiction	1,355	(87)	1,268
	$1,557	$ 1,231	$ 2,788
Year ended December 30, 2006:			
U.S. Federal	$2,425	$(1,205)	$ 1,220
State and local	734	(380)	354
Foreign jurisdiction	960	—	960
	$4,119	$(1,585)	$ 2,534

The differences between income taxes based on the statutory U.S. federal income tax rate and the Company's effective income tax rate are provided in the following reconciliation:

	Years Ended		
	December 31, 2008	December 31, 2007	December 30, 2006
		(in thousands)	
Statutory federal income tax	**$ 7,244**	$ 5,757	$ 3,778
Increase (reduction) in income taxes resulting from:			
Foreign tax benefit for income taxed at lower rates	**(5,349)**	(3,328)	(1,466)
Change in the valuation allowance	**1,996**	725	
Net FIN 48 liability reductions	**(2,348)**	(648)	
Benefit for net operating losses not previously recorded	**—**	(250)	—
State and local income taxes, net of federal income tax benefit	**282**	226	115
Permanent differences-other	**47**	207	107
Modification of the cash to accrual method	**1,638**	—	—
Permanent differences-stock options	**144**	99	—
Total	**$ 3,654**	$ 2,788	$ 2,534

The tax effect of temporary differences that give rise to deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2008	December 31, 2007
	(in thousands)	
Deferred tax assets:		
Allowance for uncollectible accounts	**$ 571**	$ 495
Amortization of intangibles	**1,042**	524
Compensated absences	**1,271**	843
Foreign income taxes on currency translations	**424**	—
Net operating loss carryforward—foreign operations	**3,211**	2,384
Share based compensation	**742**	—
Legal accrual	**291**	—
Incentive compensation	**526**	—
Other	**156**	—
Total gross deferred tax assets	**8,234**	4,246
Less: valuation allowance	**(3,113)**	(1,117)
Net total deferred tax assets	**5,121**	3,129
Non current deferred tax liabilities		
Intangible assets of acquired subsidiaries	**(6,276)**	(2,123)
Foreign currency translation adjustments	**—**	(805)
Investment in affiliates	**(221)**	(561)
Property and equipment, principally due to difference in depreciation	**(1,178)**	(450)
Prepaid expenses	**(362)**	(317)
Change in tax method	**(1,085)**	(255)
Total gross deferred tax liabilities	**(9,122)**	(4,511)
Net deferred tax liabilities	**$(4,001)**	$(1,382)
Amounts included in the consolidated balance sheets:		
Current deferred tax assets	**$ 568**	$ 495
Non-current deferred tax liabilities	**(4,569)**	(1,877)
	$(4,001)	$(1,382)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, with the exception of foreign net operating losses. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2008 and 2007, there were approximately $11,124,000 and $4,237,000 of gross foreign net operating loss carryforwards, respectively. The majority of these net operating loss carryforwards have an unlimited carryforward period. A valuation allowance of $3,113,000 and $1,117,000 was recorded at December 31, 2008 and 2007, respectively, in relation to the foreign net operating losses. It is anticipated that these will not be utilized due to continuing losses in these jurisdictions.

The Company has made no provision for U.S. taxes on $25,800,000 of cumulative earnings of foreign subsidiaries as those earnings are intended to be reinvested for an indefinite period of time. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual repatriation of these earnings.

At December 31, 2008 the Company reduced current income tax payable and increased additional paid in capital by $985,000 to reflect interest expense on the earn out shares awarded to the shareholders. Also goodwill was increased by $359,000 and deferred tax assets decreased to reflect an adjustment in purchase accounting with respect to net operating losses recorded on the Knowles acquisition in 2006.

In July 2006, the FASB issued FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. The Company adopted the provisions of FIN 48 on December 31, 2006, the first day of our fiscal year. As a result of the implementation of FIN 48, the Company has analyzed filing positions in all of the federal, state and foreign filing jurisdictions where it is required to file income tax returns, as well as all open years in those jurisdictions. In this regard, an uncertain tax position represents the Company's expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. As a result of this review, the Company concluded that at this time there are no uncertain tax positions which would require a cumulative effect adjustment to retained earnings.

The following table indicates the changes to the Company's uncertain tax positions for the year ended December 31, 2008 including interest and penalties:

Balance at December 31, 2007	$ 5,743
Reductions in 2008 for tax positions taken in prior years	**(2,506)**
Increase in position for 2008	**278**
Payment to taxing authorities in 2008	**(120)**
Balance at December 31, 2008	**$ 3,395**

Of the balance noted above, $1,471,000 is included in "Income taxes payable" and $1,924,000 is included in "Other liabilities" in the consolidated balance sheet.

The Company files income tax returns in the U.S. federal jurisdiction and in various states and foreign jurisdictions. The Company generally is no longer subject to U.S. federal, state or foreign examinations by tax authorities for tax years prior to 2005.

The Company's policy is to record income tax related interest and penalties in income tax expense. At December 31, 2008, the Company had accrued $1,866,000 for potential interest and penalties.

The Company's income tax returns are based on calculations and assumptions that are subject to examinations by the Internal Revenue Service and other tax authorities. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. As part of its assessment of potential adjustments to its tax returns, the Company increases its current tax liability to the extent an adjustment would result in a cash tax payment or decreases its deferred tax assets to the extent an adjustment would not result in a cash tax payment. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Note 17—Commitments and Contingencies

Litigation

On September 23, 1996, William Hughes General Contractors, Inc. ("Hughes") filed a complaint in the Superior Court of New Jersey, Law Division, Gloucester County, against the Monroe Township Board of Education, the Company and other parties, alleging breach of contract and other causes of action in connection with its performance of a construction project for Monroe Township, seeking in excess of $3,500,000 in damages. Monroe Township, which had terminated Hughes from the construction project prior to the commencement of the litigation on the basis of Hughes' performance, made a cross claim against the Company and other parties for contribution and indemnification. Monroe Township is seeking approximately $89,000 in damages from the Company, in addition to an indemnification for Hughes' claims. In relation to the Hughes claims, a claim was made against the Company by Fidelity and Deposit Company of Maryland ("F&D"). F&D is claiming damages in the range of $425,000 to $470,000. The F&D claim is being defended by the New Jersey Professional Liability Insurance Guarantee Association ("NJPLIGA") and losses are covered up to $300,000. The Company believes that the claims of Hughes, Monroe Township and F&D are without merit and, based on the Company's current understanding and evaluation of the relevant facts and circumstances, no accruals have been made for any of these claims because the Company considers the chance of loss to be remote.

On September 22, 1999, Wartsila NSD North America, Inc. filed a complaint against the Company in the United States District Court for the District of New Jersey. Wartsila alleged negligence, breach of contract and fraud against the Company in connection with plaintiff's hiring of a former Company employee and sought damages in excess of $7,300,000. A jury verdict was rendered on March 6, 2006. The jury found that the Company was negligent and breached the contract with plaintiff but that the Company did not commit fraud. The jury awarded damages of approximately $2,000,000 plus interest. The Company filed a Motion to Mold the Verdict and to Enter Judgment consistent with the parties' contract which contains a limitation of liability clause which limits the Company's liability, absent fraud, to direct damages. On September 28, 2006 the Court denied the Company's motion and the Company subsequently filed a Notice of Appeal on July 26, 2006 with the Third Circuit Court of Appeals. On June 20, 2008 the Third Circuit Court of Appeals vacated the damages award and remanded the case for a retrial on damages only and further ordered that damages are limited to the amount Wartsila paid the Company for the services of the former Company employee, an immaterial amount. On March 3, 2009, as a result of Hill filing a motion for summary judgment on the retrial, Wartsila voluntarily dismissed all of its claims against the Company. No monies were paid by Hill in connection with this dismissal of the matter. In connection with the Arpeggio and Hill merger described in Note 1, stockholders of Old Hill had escrowed a total of 451,665 shares of the Company's stock to satisfy indemnification claims by the Company arising out of this matter. Liability in this matter was to be satisfied from such escrowed shares under the terms of an escrow agreement. Prior to the Court's decision, the Company reflected an accrued liability in the amount of $3,350,000 and reflected the shares held in escrow as a $3,350,000 reduction of stockholders' equity. As a result of the Court's decision, the Company has eliminated both the liability and the stockholders' equity reduction.

On May 23, 2007, the Company filed a Demand for Arbitration with the American Arbitration Association alleging breach of contract, breach of the covenant of good faith and fair dealing, unjust enrichment and/or fraudulent inducement against Bachmann Springs Holdings, LLC and Thomas Bachmann (hereinafter, collectively "Bachmann"). The Company was hired by Bachmann to provide professional support services and was demanding payment of invoices in the amount of $634,904. On October 17, 2007, Bachmann filed a counterclaim with the American Arbitration Association alleging fraud and breach of contract and seeking damages in the amount of $8,600,000. The matter was settled on June 12, 2008 wherein Bachmann agreed to pay the Company $500,000 within 90 days after the settlement date, $700,000 within 150 days or $800,000 thereafter. Due to uncertainty surrounding the collection, the Company has fully reserved in the fourth quarter of 2009 all amounts due from Bachmann.

General Litigation

From time to time, the Company is a defendant or plaintiff in various legal actions which arise in the normal course of business. As such the Company is required to assess the likelihood of any adverse outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of the provision required for these commitments and contingencies, if any, which would be charged to earnings, is made after careful analysis of each matter. The provision may change in the future due to new developments or changes in circumstances. Changes in the provision could increase or decrease the Company's earnings in the period the changes are made. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Off-Balance Sheet Arrangements

The Company enters into agreements with banks for the banks to issue bonds to clients or potential clients for three separate purposes as follows:

(1) Certain of the Company's subsidiaries (Hill International S.A., Hill International (UK) Ltd. and Hill International (Middle East) Ltd.) have entered into contracts for the performance of construction management services which provide that the Company receive advance payment of some of the management fee from the client prior to commencement of the construction project. However, the clients require a guarantee of service performance in the form of an advance payment bond. These bonds are evidenced by Letters of Guarantee issued by the subsidiaries' banks in favor of the clients. In some cases these clients also require a parent company guarantee.

(2) The Company may also enter into certain contracts which require a performance bond to be issued by a bank in favor of the client for a portion of the value of the contract. These bonds may be exercised by the client in instances where the Company fails to provide the contracted services.

(3) Certain clients may require bonds as part of the bidding process for new work. The bid bonds are provided to demonstrate the financial strength of the companies seeking the work and are usually outstanding for short periods. If the bid is rejected the bond is cancelled and if the bid is accepted the Company may be required to provide a performance bond.

The maximum potential future payment under these arrangements at December 31, 2008 was $31,453,000.

Cash held in restricted accounts as collateral for the issuance of performance and advance payment bonds at December 31, 2008 and 2007 were $4,546,000 and $5,057,000, respectively.

Note 18—Operating Leases

The Company has numerous operating leases which have various expiration dates through June 2018. Rent expense was approximately $9,774,000, $6,511,000 and $3,955,000 for the fiscal years ended December 31, 2008 and 2007 and December 30, 2006, respectively, which is included in selling, general and administrative expenses in the consolidated statements of earnings. The Company is required to pay property taxes, utilities and other costs related to several of its leased office facilities.

At December 31, 2008, approximate future minimum payments under these leases that have remaining non-cancelable lease terms in excess of one year are as follows:

	(in thousands)
2009	$ 7,774
2010	6,433
2011	4,987
2012	4,411
2013	2,682
Thereafter	2,139
Total	$28,426

Note 19—Benefit Plans

The Company maintains a 401(k) Retirement Savings Plan (the "Plan") for qualified employees. The terms of the Plan define qualified employees as those over 21 years of age. Through 2007, the Company matched 50% of the employee contributions up to 4% of employee compensation; commencing in 2008, the Company matched 50% of the employee contributions up to 6% of employee compensation. For the years ended December 31, 2008 and 2007 and December 30, 2006, the Company recognized expense amounting to $1,398,000, $710,000, and $547,000, respectively, which is included in selling, general and administrative expenses in the consolidated statements of earnings.

Note 20—Business Segment Information

The Company's business segments reflect how executive management makes resource decisions and assesses its performance. The Company bases these decisions on the type of services provided (Project Management and Construction Claims services) and secondarily by their geography (Americas, Europe, the Middle East, North Africa and Asia/Pacific).

The Project Management business segment provides extensive construction and project management services to construction owners worldwide. Such services include program management, project management, construction management, project management oversight, staff augmentation, management consulting, and estimating and cost management services.

The Construction Claims business segment provides such services as claims consulting, litigation support, expert witness testimony, cost and damages assessment, delay and disruption analysis, lender advisory and adjudication services to clients worldwide.

The Company evaluates the performance of its segments primarily on operating profit before corporate overhead allocations and income taxes.

The following tables reflect the required disclosures for the Company's reportable segments for the fiscal years 2008, 2007 and 2006 (in thousands):

Consulting Fee Revenue:

	2008		2007		2006	
	$	%	$	%	$	%
Project Management	**$247,326**	**74.1%**	$134,968	66.4%	$ 96,678	74.4%
Construction Claims	**86,556**	**25.9%**	68,150	33.6%	33,309	25.6%
Total	**$333,882**	**100.0%**	$203,118	100.0%	$129,987	100.0%

Total Revenue:

	2008		2007		2006	
	$	%	$	%	$	%
Project Management	**$289,933**	**76.2%**	$208,563	71.8%	$160,223	81.1%
Construction Claims	**90,549**	**23.8%**	81,760	28.2%	37,249	18.9%
Total	**$380,482**	**100.0%**	$290,323	100.0%	$197,472	100.0%

Operating Profit:

	2008	2007	2006
Project Management before equity in earnings of affiliates	**$ 34,419**	$ 22,466	$17,204
Equity in earnings of affiliates	**3,658**	2,221	1,080
	38,077	24,687	18,284
Construction Claims	**9,480**	8,236	2,854
Corporate	**(25,359)**	(15,311)	(9,765)
Total	**$ 22,198**	$ 17,612	$11,373

Depreciation and Amortization Expense:

	2008	2007	2006
Project Management	**$3,626**	$ 994	$ 660
Construction Claims	**2,060**	2,427	1,105
Subtotal segments	**5,686**	3,421	1,765
Corporate	**699**	319	230
Total	**$6,385**	$3,740	$1,995

Consulting Fee Revenue by Geographic Region

	2008		2007		2006	
	$	%	$	%	$	%
			(in thousands)			
Americas	**$ 79,199**	**23.7%**	$ 70,264	34.6%	$ 51,772	39.8%
Europe	**110,416**	**33.1%**	48,257	23.7%	23,107	17.8%
Middle East	**116,254**	**34.8%**	76,144	37.5%	52,838	40.6%
North Africa	**20,693**	**6.2%**	1,787	0.9%	—	—
Asia / Pacific	**7,320**	**2.2%**	6,666	3.3%	2,270	1.8%
Total	**$333,882**	**100.0%**	$203,118	100.0%	$129,987	100.0%

Total Revenue by Geographic Region:

	2008		2007 (Revised)		2006 (Revised)	
	$	%	$	%	$	%
Americas	**$118,434**	**31.1%**	$127,424	43.9%	$ 96,762	49.0%
Europe	**114,953**	**30.2%**	67,529	23.3%	35,333	17.9%
Middle East	**118,072**	**31.0%**	85,894	29.6%	62,972	31.9%
North Africa	**21,592**	**5.7%**	1,896	0.7%	—	—
Asia / Pacific	**7,431**	**2.0%**	7,580	2.6%	2,405	1.2%
Total	**$380,482**	**100.0%**	$290,323	100.0%	$197,472	100.0%

Consulting Fee Revenue By Client Type:

	2008		2007		2006	
	$	%	$	%	$	%
U.S. federal government	**$ 43,874**	**13.1%**	$ 30,696	15.1%	14,159	10.9%
U.S. state, local and regional government	**34,446**	**10.3%**	31,025	15.3%	24,446	18.8%
Foreign government	**33,459**	**10.0%**	26,494	13.0%	18,041	13.9%
Private sector	**222,103**	**66.5%**	114,903	56.6%	73,341	56.4%
Total	**$333,882**	**100.0%**	$203,118	100.0%	129,987	100.0%

Total Revenue By Client Type:

	2008		2007		2006	
	$	%	$	%	$	%
U.S. federal government	**$ 45,658**	**12.0%**	$ 33,928	11.7%	$ 16,455	8.3%
U.S. state, local and regional government	**61,042**	**16.0%**	84,859	29.2%	62,253	31.5%
Foreign government	**35,500**	**9.3%**	38,064	13.1%	29,403	14.9%
Private sector	**238,282**	**62.6%**	133,472	46.0%	89,361	45.3%
Total	**$380,482**	**100.0%**	$290,323	100.0%	$197,472	100.0%

Total Assets by Geographic Region:

	December 31, 2008	December 31, 2007
Americas	**$138,189**	$111,665
Europe	**68,603**	59,769
Middle East	**41,798**	32,681
North Africa	**1,876**	324
Asia / Pacific	**3,575**	2,760
Total	**$254,041**	$207,199

Property, Plant and Equipment, Net by Geographic Location:

	December 31, 2008	December 31, 2007
Americas	**$ 6,437**	$3,709
Europe	**3,046**	1,505
Middle East	**1,748**	1,032
North Africa	**278**	18
Asia / Pacific	**267**	199
Total	**$11,776**	$6,463

Note 21—Subsequent Events

On February 27, 2009, the Company sold its indirect 65% interest in 1226545 Ontario Ltd. ("1226545 Ontario") to such company for a purchase price of C$700,000 (or $551,000 as of the date of the transaction) in cash. 1226545 Ontario, a Canadian holding company whose sole asset is 100% of the stock of Baker, Bertrand, Chassé & Goguen Claim Services Ltd. ("BBCG"), was acquired by the Company as part of the acquisition of Knowles in 2006. BBCG, which provides surety and insurance claims adjusting services in Canada, did not fit within the overall strategic plan of the Company. The results of operations or the proceeds of the sale are not material to the consolidated results of operations of the Company.

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Hill International, Inc. and Subsidiaries

We have audited the accompany consolidated balance sheets of Hill International, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity, comprehensive earnings and cash flows for each of the three years in the period ended December 31, 2008. We also have audited Hill International, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ('COSO'). Hill International, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hill International, Inc and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Hill International, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Internal Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited the consolidated financial statement schedule listed in the index at Item 15(a), Schedule II for each of the three years in the period ended December 31, 2008. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Amper, Politziner & Mattia, LLP

Edison, New Jersey
March 16, 2009

Quarterly Results (Unaudited)

The following is a summary of certain quarterly financial information for fiscal years 2008 and 2007:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in thousands, except per share data)				
Year Ended December 31, 2008					
Consulting fee revenue	**$69,638**	**$81,790**	**$87,274**	**$ 95,180**	**$333,882**
Total Revenue	**80,893**	**96,880**	**98,100**	**104,609**	**380,482**
Gross profit	**32,384**	**36,708**	**38,292**	**43,770**	**151,154**
Operating profit	**5,519**	**5,660**	**7,246**	**3,773**	**22,198**
Net earnings	**6,831**	**3,760**	**5,207**	**1,853**	**17,651**
Basic earnings per common share	**0.17**	**0.09**	**0.13**	**0.05**	**0.43**
Diluted earnings per common share	**0.17**	**0.09**	**0.13**	**0.05**	**0.43**
Year Ended December 31, 2007					
Consulting fee revenue	$44,562	$48,424	$51,464	$ 58,668	$203,118
Total Revenue	62,924	68,951	72,177	86,271	290,323
Gross profit	20,995	22,472	24,597	28,230	96,294
Operating profit	3,477	4,005	5,137	4,993	17,612
Net earnings	2,460	2,807	3,800	5,077	14,144
Basic earnings per common share	0.10	0.11	0.15	0.16	0.53
Diluted earnings per common share	0.08	0.10	0.13	0.14	0.45

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The management of the Company, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of that date.

(b) Management's Report on Internal Control over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance of the reliability of its financial reporting and of the preparation of its financial statements for external reporting purposes, in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of its management and directors; and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures included in such controls may deteriorate.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework." These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.

Based on the Company's processes and assessment, as described above, management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

The Company's internal control over financial reporting has been audited by Amper, Politziner &Mattia, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

(c) Changes in Internal Control

There were no changes in the Company's internal control over financial reporting during the Company's fourth quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information in our 2009 Proxy Statement regarding directors and executive officers appearing under the headings "Proposal 1: Election of Directors" and "Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated by reference in this section. The information under the heading "Executive Officers" in Part I, Item 1 of this Form 10-K is also incorporated by reference in this section. In additiòn, the information under the heading "Corporate Governance" in our 2009 Proxy Statement is incorporated by reference in this section.

We have adopted a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of ethics is available on our website at *www.hillintl.com,* or may be obtained free of charge by making a written request addressed to our Legal Department. We will disclose on our website amendments to, and, if any are granted, waivers of, our code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller.

Item 11. Executive Compensation

The information appearing in our 2009 Proxy Statement under the headings "Director Compensation," "Compensation Discussion and Analysis," "Report of the Compensation Committee," and "Executive Compensation" is incorporated by reference in this section.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing in our 2009 Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management" is incorporated by reference in this section.

Equity Compensation Plan Information

The following table provides information as of December 31, 2008 for common shares of the Company that may be issued under our 2006 Employee Stock Option Plan and our Employee Stock Purchase Plan. See Note 12 to the consolidated financial statements for further information related to these plans.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights A	Weighted-average exercise price of outstanding options, warrants and rights B	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) C
Equity compensation plans approved by security holders (a)	979,500	$8.50	3,838,613(1)
Equity compensation plans not approved by security holders	—	—	—
Total	979,500	$8.50	3,838,613

(1) Includes 2,000,500 shares which remained available for future issuance under our 2006 Employee Stock Option Plan and 1,838,113 shares which remained available for future issuance under our 2008 Employee Stock Purchase Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information appearing in our 2009 Proxy Statement under the headings "Corporate Governance" and "Certain Relationships and Related Transactions" is incorporated by reference in this section.

Item 14. Principal Accounting Fees and Services

The information appearing in our 2009 Proxy Statement under the headings "Report of the Audit Committee" and "Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm" is incorporated by reference in this section.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

Financial statements:

The consolidated balance sheets of the Registrant as of December 31, 2008 and December 31, 2007, the related consolidated statements of earnings, stockholders' equity, comprehensive earnings and cash flows for each of the years ended December 31, 2008, December 31, 2007 and December 30, 2006, the footnotes thereto, and the report of Amper, Politziner & Mattia, LLP, independent auditors, are filed herewith.

Financial statement schedule:

Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2008, December 31, 2007 and December 30, 2006.

(b) Exhibits

Exhibit Index

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated December 5, 2005, by and among Arpeggio Acquisition Corporation, Hill International, Inc. and certain stockholders of Hill International, Inc., as amended. (1)
3.1	Amended and Restated Certificate of Incorporation of Arpeggio Acquisition Corporation. (2)
3.2	Amended and Restated By-laws of Hill International, Inc. (3)
4.1	Specimen Common Stock Certificate. (4)
4.2	Form of Unit Purchase Option granted to Early BirdCapital, Inc. (4)
10.1	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders. (4)
10.2*	Hill International, Inc. 2006 Employee Stock Option Plan (as amended April 21, 2008). (5)
10.3	Form of Escrow Agreement. (6)
10.4*	Form of Irvin E. Richter Employment Agreement. (7)
10.5*	Form of David L. Richter Employment Agreement. (8)
10.6*	Form of Stuart S. Richter Employment Agreement. (9)
10.7	Limited Liability Company Agreement of Stanley Baker Hill, LLC. (10)
10.8	Joint Venture Operating Agreement dated April 8, 2004 of Stanley Baker Hill, LLC. (10)
10.9	Subconsultant Agreement dated August 27, 2004 between Hill International, Inc. and Stanley Baker Hill, LLC. (10)
10.10	Contract for Construction Management/Build Services dated February 11, 2004 between Hill International, Inc. and City of New York, Department of Design and Construction. (10)
10.11	Amended and Restated Loan and Security Agreement dated as of October 31, 2008 by and between Hill International, Inc., PCI Group LLC and Bank of America, N.A., as successor by merger with LaSalle Bank N.A. (11)
14	Code of Ethics. (12)
21	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Included as Annex A of the Definitive Proxy Statement (No. 000-50781) filed on June 6, 2006 and incorporated herein by reference.

(2) Included as Annex B of the Definitive Proxy Statement (No. 000-50781) filed on June 6, 2006 and incorporated herein by reference.

(3) Included as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed on November 13, 2007 and incorporated herein by reference.

(4) Included as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-114816) filed on April 23, 2004 and incorporated herein by reference.

(5) Included as Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 (No. 333-155332), filed on November 13, 2008 and incorporated herein by reference.

(6) Included as Annex F of the Definitive Proxy Statement (No. 000-50781) filed on June 6, 2006 and incorporated herein by reference.

(7) Included as Annex G of the Definitive Proxy Statement (No. 000-50781) filed on June 6, 2006 and incorporated herein by reference.

(8) Included as Annex H of the Definitive Proxy Statement (No. 000-50781) filed on June 6, 2006 and incorporated herein by reference.

(9) Included as Annex I of the Definitive Proxy Statement (No. 000-50781) filed on June 6, 2006 and incorporated herein by reference.

(10) Included as Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed on July 5, 2006 and incorporated herein by reference.

(11) Included as Exhibit 10.15 to the Registrant's Current Report on Form 8-K filed on November 6, 2008 and incorporated herein by reference.

(12) Included as Exhibit 14 to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 filed on August 11, 2004 and incorporated herein by reference.

* Constitutes a management contract or compensatory plan.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hill International, Inc.

By: /s/ IRVIN E. RICHTER

Irvin E. Richter
Chairman and Chief Executive Officer

Date: March 16, 2009

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dated indicated.

By: /s/ IRVIN E. RICHTER

Irvin E. Richter
Chairman, Chief Executive Officer and Director

Date: March 16, 2009

By: /s/ WILLIAM J. DOYLE

William J. Doyle
Director

Date: March 16, 2009

By: /s/ DAVID L. RICHTER

David L. Richter
President, Chief Operating Officer and Director

Date: March 16, 2009

By: /s/ BRIAN W. CLYMER

Brian W. Clymer
Director

Date: March 16, 2009

By: /s/ JOHN FANELLI III

John Fanelli III
Senior Vice President and Chief Financial Officer

Date: March 16, 2009

By: /s/ ALAN S. FELLHEIMER

Alan S. Fellheimer
Director

Date: March 16, 2009

By: /s/ ARNAUD AJDLER

Arnaud Ajdler
Director

Date: March 16, 2009

By: /s/ ERIC S. ROSENFELD

Eric S. Rosenfeld
Director

Date: March 16, 2009

Schedule II

Hill International, Inc. and Subsidiaries

Valuation and Qualifying Accounts
(Allowance for Uncollectible Receivables)

	Balance at Beginning of Fiscal Year	Additions Charged to Earnings	Other – Allowance Acquired in Acquisitions	Uncollectible Receivables Written Off, Net of Recoveries	Balance at End of Fiscal Year
			(in thousands)		
Fiscal year ended December 31, 2008	**$5,143**	**$3,361**	**$1,949**	**$(4,454)**	**$5,999**
Fiscal year ended December 31, 2007	$3,373	$2,271	$ 135	$ (636)	$5,143
Fiscal year ended December 30, 2006	$ 845	$ 886	$2,302	$ (660)	$3,373

Exhibit 31.1

Section 302 Certification of Chief Executive Officer

I, Irvin E. Richter, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hill International, Inc. for the fiscal year ended December 31, 2008;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), for the registrant and have:
    a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures; and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
    c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over reporting.

Date: March 16, 2009

By: /s/ IRVIN E. RICHTER

Irvin E. Richter
Chairman and Chief Executive Officer

Exhibit 31.2

Section 302 Certification of Chief Financial Officer

I, John Fanelli III, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hill International, Inc. for the fiscal year ended December 31, 2008;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), for the registrant and have:

   a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures; and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over reporting.

Date: March 16, 2009

By: /s/ JOHN FANELLI III

John Fanelli III
Senior Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hill International, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Irvin E. Richter, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ IRVIN E. RICHTER

Irvin E. Richter
Chairman and Chief Executive Officer

Date: March 16, 2009

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hill International, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John Fanelli III, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ JOHN FANELLI III

John Fanelli III
Senior Vice President and Chief Financial Officer

Date: March 16, 2009

[THIS PAGE INTENTIONALLY LEFT BLANK]


Hill

Board of Directors

(standing, left to right)

Irvin E. Richter
Chairman and CEO
Hill International, Inc.

Alan S. Fellheimer
Chairman
Fellheimer & Eichen LLP

Brian W. Clymer
Senior Vice President of External Affairs
Prudential Financial, Inc.

David L. Richter
President and COO
Hill International, Inc.

(seated, left to right)

William J. Doyle
Former Chairman and CEO
Paolin & Sweeney, Inc.

Arnaud Ajdler
Managing Director
Crescendo Partners, L.P.

Eric S. Rosenfeld
President and CEO
Crescendo Partners, L.P.

Executive Officers

Irvin E. Richter
Chairman and CEO

David L. Richter
President and COO

Thomas J. Spearing III
President, Project Management Group (Americas)

Raouf S. Ghali
President, Project Management Group (International)

Frederic Z. Samelian
President, Construction Claims Group

John Fanelli III
Senior Vice President and Chief Financial Officer

Ronald F. Emma
Senior Vice President and Chief Accounting Officer

William H. Dengler, Jr.
Senior Vice President and General Counsel

Catherine H. Emma
Senior Vice President and Chief Administrative Officer

Michael J. Petrisko
Senior Vice President and Chief Information Officer

Corporate Information

Corporate Headquarters
303 Lippincott Centre
Marlton, New Jersey 08053
856-810-6200
www.hillintl.com

Independent Auditors
Amper, Politziner & Mattia, P.C.
2015 Lincoln Highway
P.O. Box 988
Edison, New Jersey 08818
732-287-1000

Securities Counsel
Arent Fox LLP
1675 Broadway
New York, New York 10019
212-484-3900

Stock Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
212-936-5100

Investor Relations
The Equity Group Inc.
800 Third Avenue
New York, New York 10022
212-371-8660

Annual Meeting
Hill's annual meeting of stockholders will be held on Wednesday, June 10, 2009 at 1 pm ET, at Hill's corporate headquarters, 303 Lippincott Centre, Marlton, New Jersey.

Certain statements contained in this annual report may be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and it is our intent that any such statements be protected by the safe harbor created thereby. Except for historical information contained in this annual report, the matters set forth herein including, but not limited to, any projections of earnings or other financial items; any statements concerning our plans, strategies and objectives for future operations; and any statements regarding future economic conditions or performance, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and assumptions and are subject to certain risks and uncertainties. Although we believe that the expectations, estimates and assumptions reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in our forward-looking statements include: modifications and termination of client contracts; control and operational issues pertaining to business activities that we conduct on our own behalf or pursuant to joint ventures with other parties; difficulties we may incur in implementing our acquisition strategy; the need to retain and recruit key technical and management personnel; and unexpected adjustments and cancellations related to our backlog. Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth in the reports we have filed with the Securities and Exchange Commission. We do not intend, and undertake no obligation, to update any forward-looking statement.



HILL

Hill International

www.hillintl.com

HIL
LISTED
NYSE